Exhibit 99.3

Powering a Secure Energy Future

Notice of Annual Meeting
of Shareholders
May 9, 2025

2025 Management Proxy Circular

Cameco

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade uranium reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power.

At Cameco, we are guided by four key values that are at the core of everything we do:

 Safety and Environment

 People

 Integrity

 Excellence

As the foundation of our culture, these values, and their aligning value statements, define who we are as a company and provide a framework for how we behave as we work to achieve our purpose. We strive to create an environment at Cameco where our employees live our values every day.

We are proud to be one of Canada’s largest employers of Indigenous people and our land holdings, including exploration, span about 1.9 million acres, the majority near our existing operations in northern Saskatchewan.

Our head office is in Saskatoon, Saskatchewan, Canada and our common shares trade on the Toronto Stock Exchange (TSX) under the symbol CCO and the New York Stock Exchange (NYSE) under the symbol CCJ.

Learn more about Cameco in this management proxy circular, our most recent annual report, annual information form, and our sustainability report. These documents are available on our website (cameco.com).

WHAT’S INSIDE

Message from the Chair of the Board and the CEO	1

Notice of our 2025 annual meeting of shareholders	4

Management proxy circular	5

Business of the meeting	6

Delivery of meeting materials	9

Voting	9

About the nominated directors	16

Director profiles	16

2024 Meeting attendance	27

Director compensation and share ownership	27

Governance at Cameco	31

About the board	32

Our corporate governance	47

Key governance policies and practices	47

How the board operates	47

Our expectations of directors	57

Stakeholder engagement	60

Other information	63

Executive compensation	65

Message from the Chair of the Human Resources and Compensation Committee	66

Compensation discussion and analysis	70

Our 2024 named executive officers	71

Compensation governance	72

Compensation decision-making process	75

Our approach to executive compensation	76

Compensation components	81

2024 Performance and compensation decisions	88

CEO compensation summary	98

2025 Compensation decisions	100

2024 Compensation details	101

Summary compensation table	101

Incentive plan awards	102

Equity compensation plan information	103

Pension benefits	105

Loans to executives	106

Termination and change of control	107

Additional information (including caution about forward-looking information)	111

Appendices	113

Message from the Chair of the Board and the President and CEO1

On behalf of the board of directors and management, we are pleased to invite you to Cameco’s annual meeting of shareholders on Friday, May 9, 2025. The meeting will begin at 10:00 a.m. (CST) and will be held virtually via live webcast from Saskatoon, Saskatchewan to provide all shareholders with equal opportunity to participate in the meeting.

The accompanying management proxy circular provides important information about the business of the meeting, the voting process, this year’s nominated directors, our corporate governance practices, our approach to executive compensation and our 2024 compensation decisions. Your vote is important so please remember to vote your shares.

2024 was an exciting year for Cameco and the nuclear industry. Cameco delivered strong performance across all segments in an industry environment where we are continuing to see significant support for nuclear energy from government, industry and the public. To read more about our 2024 performance, see 2024 Performance and compensation decisions starting on page 88 and Cameco’s 2024 management’s discussion and analysis, available on our website (cameco.com).

The board and management are optimistic about the opportunities for growth that lie ahead, with the acceleration in demand for carbon-free, reliable, secure and affordable baseload electricity. The positive momentum is being driven by global factors that we expect to persist for years to come. Geopolitical uncertainty, energy security, climate change and national security concerns are highlighting the multiple benefits of nuclear energy.

Our strategy

Cameco’s strong performance in 2024 was shaped by a strategic plan centered on marketing, production and financial discipline. The continued execution of the corporate strategy has helped position Cameco to benefit from the favourable fundamentals for nuclear power and the products, services and technologies needed to fuel it. Cameco has done what it said it would do and the disciplined pursuit of our strategy was reflected in the company’s 2024 financial performance.

We will continue to align our production with our contract portfolio and market opportunities demonstrating that we responsibly manage our supply in accordance with our customers’ needs. We will also continue to look for opportunities to improve operational effectiveness, improve our safety performance and reduce our impact on the environment. Thanks to our disciplined strategy, Cameco’s balance sheet is strong and we expect it will enable us to continue executing our strategy while self-managing risk, including risks related to global macro-economic uncertainty and volatility and uncertain trade policy decisions.

With the investment in Westinghouse, Cameco has enhanced its ability to compete for more business by investing in additional nuclear fuel cycle assets that we expect will augment Cameco’s core business and offer more solutions to customers across the nuclear fuel cycle. Westinghouse, like Cameco, has nuclear assets that are strategic, proven, licensed and permitted, and located in geopolitically attractive jurisdictions.

Cameco’s board is engaged and works closely with management. Each regular board meeting includes a discussion of the strategy and its execution to help ensure alignment with our objective of delivering long-term value to Cameco’s shareholders and other stakeholders. To read more about our strategy, see Our strategy starting on page 22 of Cameco’s 2024 management’s discussion and analysis, available on our website (cameco.com).

Community support

We believe that strong relationships with our communities are critical to Cameco’s sustainability and long-term success. We are proud of Cameco’s work in building meaningful and enduring relationships with employees and Indigenous partner communities in northern Saskatchewan and Ontario. Cameco is one of the largest industrial employers of First Nations and Métis people in Canada, and we have dedicated teams for workforce development and community engagement.

Cameco leads and participates in funding support, community initiatives and volunteering to give back and make a difference across Saskatchewan and in our Ontario communities of Port Hope, Cobourg and Blind River. We focus on four areas – youth, education and literacy, health and wellness, and community development – and each year we target one percent of after-tax net earnings for community initiatives and projects.

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 111.

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Sound governance

The board regularly reviews Cameco’s governance practices, and the board assessment process provides insight into how we can continually enhance governance at Cameco. The expertise and experience of our board and the range of skills and backgrounds of Cameco’s directors brings tremendous value to our strategic direction, oversight of management and our affairs, and governance at Cameco generally.

This year shareholders will be asked to elect 10 directors to the board to serve for a term of one year. Marie Inkster and Peter Kukielski are new nominees who are standing for election for the first time. They bring strong skills and experience in a number of areas including executive leadership, strategy, finance, accounting and audit, operational excellence (including mining), safety, and business growth and transformation. We welcome the expertise, experience and value they will add to our team of engaged and committed board members.

A word of thanks

On behalf of the board and management, we would like to thank Alice Wong for her dedication and countless contributions to Cameco during an outstanding career spanning 37 years. Alice retired at the end of June as senior vice-president and chief corporate officer, and had executive oversight responsibilities for human resources, safety, health, environment, quality, regulatory relations, business technology services, supply chain management, internal audit and corporate ethics and previously held other leadership positions at the company. Her insights, expertise, commitment and mentorship of others are expected to continue to benefit Cameco for years to come.

Looking ahead

Cameco has been invested across the nuclear fuel cycle since its inception in 1988. We have built a strong foundation in Canada alongside regulators and government and have grown into a global leader in the nuclear industry, with the increasing importance of our uranium and fuel services assets, the acquisition of Westinghouse and our movement into the enrichment space. Cameco is recognized as a global company, making a difference on a global scale, and helping to provide something the world needs: carbon-free, safe, reliable and secure baseload electricity. We believe the outlook for nuclear power and nuclear fuel fundamentals is more favourable than it has ever been, and we are optimistic about Cameco’s role in meeting the world’s growing demand for electricity.

Cameco’s senior leadership team has a wealth of experience and industry knowledge gained through long careers in the nuclear energy industry. We have confidence in both their ability, and the next generation of leaders’ ability, to continue to execute on the company’s strategy and achieve our vision. The team is widely respected, conducts itself with integrity, and leads with a demonstrated commitment to safety, people and the environment.

We look forward to hosting you at our annual meeting on May 9, 2025. Your vote is important so please remember to vote your shares. Thank you for your continued confidence in Cameco.

Sincerely,

Catherine Gignac	Tim Gitzel
Chair of the Board	President and Chief Executive Officer

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Notice of our 2025 annual meeting

of shareholders

When

Friday, May 9, 2025

10:00 a.m. CST

Via live webcast from Saskatoon, SK

https://meetings.lumiconnect.com/400-610-583-908

password: cameco2025 (case sensitive)

Your vote is important

If you held Cameco common shares on March 10, 2025 (the record date), you are entitled to receive notice of and to vote at this meeting.

You can vote in advance or in real time at the meeting. We encourage shareholders to vote by proxy in advance of the meeting because it’s the easiest way to vote your shares.

See pages 9 through 15 of the attached management proxy circular for information about how to vote. To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 10:00 a.m. CST on Wednesday, May 7, 2025 (the proxy deadline).

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free in North America) or 1.437.561.4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

By order of the board of directors,

Sean Quinn
Senior Vice-President,
Chief Legal Officer and Corporate Secretary
Saskatoon, Saskatchewan

April 3, 2025

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Management proxy circular

You have received this circular because you owned Cameco common shares on March 10, 2025 (the record date). Management is soliciting your proxy for the 2025 annual meeting of shareholders, and we pay all proxy solicitation costs.

As a shareholder of record, you have the right to attend the annual meeting of shareholders on May 9, 2025, and to vote your shares. The meeting will be held virtually via live webcast at https://meetings.lumiconnect.com/400-610-583-908 (password: cameco2025). You can vote your shares in advance by proxy (see the voting instructions starting on page 11) or online during the live webcast. If you are unable to participate in the live webcast, you can also listen to the webcast on our website (cameco.com) following the meeting.

The board of directors approved the content of this circular on March 17, 2025 and has authorized us to distribute it to you. We have also sent a copy to each of our directors and to our auditors. We are using notice and access to deliver the meeting materials to shareholders. Shareholders who have elected to receive the meeting materials electronically will receive them by email according to their instructions.

The information in this circular is as of March 10, 2025, except where otherwise noted. All dollar amounts are in Canadian dollars, unless indicated otherwise.

Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be references only.

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Business of the meeting

A quorum is required to hold the meeting and transact business. A quorum is met when at least two people attending the meeting hold, or represent by proxy, at least 25% of Cameco’s total issued and outstanding common shares.

Virtual meeting format

We believe that conducting the meeting in a virtual format makes the meeting more accessible and will maximize shareholder attendance by providing each shareholder, regardless of location, the opportunity to participate in the meeting, at no additional cost.

Receive the financial statements

Our consolidated financial statements for the year ended December 31, 2024 and the auditor’s report will be received at the meeting.

You can download a copy of our 2024 annual report (which includes our consolidated financial statements for the year ended December 31, 2024 and management’s discussion and analysis (MD&A) and the auditors’ report) on our website (cameco.com/invest/financial-information). You will receive a paper copy of the annual report only if you requested one.

Elect the directors

The board recommends you vote for each nominated director. Under the Canada Business Corporations Act (CBCA) requirements for uncontested director elections, you can vote for or against each nominated director (see page 16). Directors must receive a majority of the votes cast in favour of their election in order for their election to be valid.

This year 10 director nominees, all qualified to serve on Cameco’s board, are standing for election to the board to serve for a term of one year. Each elected director will hold office until the next annual meeting of shareholders or until a successor is elected or appointed.

Catherine Gignac Daniel Camus Tammy Cook-Searson Tim Gitzel	Marie Inkster Kathryn (Kate) Jackson Don Kayne	Peter Kukielski Dominique Minière Leontine van Leeuwen-Atkins

You can read about each of the nominees in the director profiles starting on page 17, including the 2024 voting results for those currently serving on the board. The voting results reflect the number of votes after the reduction of the non-resident vote according to Cameco’s voting restrictions.

Marie Inkster and Peter Kukielski are new nominees and are standing for election for the first time.

Reappoint the auditors

The board, on the recommendation of the audit and finance committee, proposes that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. You can vote for reappointing KPMG and authorizing the directors to fix their remuneration, or you can withhold your vote. The board has invited a representative of KPMG to attend the annual meeting.

Auditors reinforce the importance of a diligent and transparent financial reporting process and strengthen investor confidence in our financial reporting. KPMG provides Cameco with three types of services:

•

audit services generally relate to the audit and review of annual financial statements and notes, review of interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings

•

audit-related services include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans

6 CAMECO CORPORATION

•

tax services relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

Reasons for reappointing KPMG as auditor

KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988. When considering re-appointment of the auditor, the audit and finance committee considers several factors beyond auditor tenure. We believe that simply changing audit firms to have shorter auditor tenure would have a significant impact, resulting in a lack of continuity in understanding the complexities of the nuclear fuel business that we believe would lead to a suboptimal audit outcome and a much more onerous audit process, which would not be in the best interests of Cameco or its shareholders.

The process followed by the audit and finance committee reflects recommendations of the Canadian Public Accountability Board, Canada’s independent, public company audit regulator charged with overseeing audits performed by Canadian public accounting firms, as well as the Chartered Professional Accountants of Canada, Canada’s national accounting organization.

The committee considers the following factors among other things:

Industry experience

Cameco operates in the nuclear fuel business, which is complex and, unlike other commodities or fuel products, uranium and fuel services are not traded in meaningful quantities on a commodity exchange. The majority of uranium and fuel services are bought under long-term contracts that are bilaterally negotiated between the end user and the supplier, and each contract is unique. The industry is dominated by state-owned entities and therefore tends to be opaque, with very little disclosure about the industry and how it operates. There are no other publicly traded companies whose operations span the scope of the nuclear fuel cycle that Cameco’s operations do. We review annually the relevant industry experience and geographical reach that the external auditors provide through their audit team and related specialists. We also discuss auditor tenure during our shareholder engagement activities.

Auditor independence

KPMG regularly rotates its partners to mitigate institutional familiarity and staggers the rotation of the various partners involved in the audit. This provides the continuity necessary to audit a complex business while helping ensure continued independence. There have been eight changes in lead engagement partner since 1988.

The International Federation of Accountants has reported that studies on audit firm rotation do not clearly support the notion that mandatory audit firm rotation will enhance audit quality. Some studies have found that while the cumulative number of audit partner rotations is positively associated with higher audit quality, the cumulative number of audit firm rotations is negatively associated with audit quality.

To help ensure KPMG’s independence, we also have a policy governing the hiring of current and former partners, principals, shareholders and professional employees of our auditor. The policy requires a Cameco department that wishes to hire such person to inform the CFO and chief legal officer of the proposed hiring, who will consider whether the hiring may compromise the independence of the auditor or any member of the audit engagement team. Prior to extending an offer of employment, Cameco consults with the lead engagement partner to confirm the conclusion that such employment will not impact the auditor’s independence. The policy also requires a cooling off period before members of the audit engagement team may be hired for any financial reporting oversight roles.

About overall audit quality and appropriateness of fees

The audit and finance committee conducts an annual assessment of KPMG every year and we believe this ensures effective auditor engagement and best services our needs. This includes assessing the senior audit engagement team and reviewing the evaluation of the auditor’s activities completed by management and the committee members, and reviewing the auditor’s audit quality indicators. The committee also reviews the auditor’s independence annually.

The committee considered several factors as part of its assessment, including the following:

•  an annual report from KPMG describing its internal quality control procedures and any material issues raised through internal and external reviews

•  the quality of communication with the audit and finance committee

•  the audit hours and appropriateness of fees

•  the quality and efficiency of the services provided, including external data on quality and performance

•  the performance, experience and ongoing development of the audit team, including time spent on key risk areas by senior personnel

•  relevant industry expertise and geographical reach.

Based on KPMG’s performance, the audit and finance committee believes that retaining KPMG for the fiscal year ending December 31, 2025 is in the best interest of Cameco and its shareholders.

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The table below shows the fees paid to KPMG and its affiliates for services in 2023 and 2024.

	2024	% of total fees	2023	% of total fees

Audit fees Cameco[1] Subsidiaries[2] Securities engagement[3] Total audit fees	$3,571,900 $164,400 $217,900 $3,954,200	83.1 3.8 5.1 92.0	$2,436,700 $135,600 $0 $2,572,300	88.7 4.9 0.0 93.6

1.  Amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.

2.  Amounts billed for the audit of Cameco’s subsidiary financial statements.

3.  Amounts billed for auditor involvement in filing Cameco’s 2024 base shelf prospectus and Form S-8 with the SEC.

4.  Translation services related to the French translation of the 2023 annual financial statements and MD&A. No invoices were issued in 2023 for French translation services.

5.  Amounts billed for the audit of Cameco’s pension plan financial statements and other audit-related services.

6.  Amounts billed for professional tax services related to various matters and general tax advisory services.

7.  Amounts billed for Cameco’s I-4 membership. No invoices were issued in 2023.

Audit-related fees Translation services[4] Pensions and other audit-related services[5] Total audit-related fees	$82,500 $85,500 $168,000	1.9 1.0 3.9	$0 $31,600 $31,600	0.0 1.2 1.2
Tax fees Compliance Planning and advice[6] Total tax fees	$0 $80,200 $80,200	0.0 1.9 1.9	$5,600 $136,100 $141,700	0.2 5.0 5.2
All other fees Other non-audit fees[7]	$95,600	2.2	$0	0.0
Total fees	$4,298,000	$100%	$2,745,600	$100%

The audit and finance committee pre-approves both audit and non-audit services performed by KPMG, and the committee pre-approved these services in 2024 and 2023.

At our 2024 annual meeting, 67,891,526 votes (86.51%) were for the appointment of KPMG LLP as our auditors and 10,584,429 votes (13.49%) were withheld.

Advisory vote on executive compensation (“say on pay”)

The board is recommending that you vote in favour of our approach to executive compensation. Please take some time to read about our compensation strategy, our compensation program, how we assess performance and how the board makes compensation-related decisions. You can find a full discussion about executive compensation at Cameco starting on page 70.

The board believes this non-binding advisory vote gives shareholders a timely and effective way to give input to the board and the human resources and compensation committee on this important matter.

You can vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2025 annual meeting of shareholders.

Last year 77,016,417 votes (98.14%) of the votes were for our approach to executive compensation and 1,459,538 (1.86%) were against.

Other business

We did not receive any shareholder proposals for this meeting and are not aware of any other items of business to be considered at the meeting. If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

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Delivery of meeting materials

We are using notice and access to deliver the meeting materials to shareholders. This means that Cameco will post the meeting materials online for shareholders to access electronically. You will receive a package in the mail with a notice explaining how to access the meeting materials electronically and how to request a paper copy at no charge. Your package will include a proxy form or a voting instruction form so you can vote your shares. Shareholders who have previously elected to receive the meeting materials electronically will receive them by email according to their instructions.

Notice and access and electronic delivery are efficient, environmentally friendly and cost-effective ways to distribute our meeting materials because they reduce printing, paper and postage costs.

You can access the meeting materials on our website at cameco.com/invest/2025-annual-meeting and on SEDAR+ (sedarplus.com). Shareholders are encouraged to read the meeting materials in their entirety before voting.

How to request a paper copy

Please call 1-888-433-6443 (toll free) or 1-416-682-3801 outside Canada and the United States, or send an email to: tsxt-fulfilment@tmx.com.

Before the meeting	After the meeting

You can request a free paper copy of the meeting materials starting on April 3, 2025. Make your request right away and before 4:00 p.m. (Saskatoon time) on April 25, 2025 to receive the paper copy in advance of the proxy voting deadline and the meeting date.	You can request a paper copy of the meeting materials up to one year from the date the meeting materials are filed on SEDAR+ (sedarplus.com).

Please keep the original proxy form or voting instruction form sent to you so you can vote your shares. If you request a paper copy of the meeting materials, it will not come with a new form.

If you have questions about notice and access, please call our transfer agent, TSX Trust Company, toll free at 1-800-387-0825.

Voting

Who can vote

Cameco has common shares and one class B share, which has parity with the common shares. Only holders of our common shares have full voting rights. If you held common shares at the close of business on March 10, 2025, you or the person you appoint as your proxyholder can attend the virtual annual meeting and vote your shares.

Each Cameco common share you own is entitled to one vote, except where ownership and voting restrictions apply. As of March 10, 2025, we had 435,312,083 common shares issued and outstanding.

Principal holders of common shares

Based on a Schedule 13G filing made with the U.S. Securities and Exchange Commission (SEC), we had one principal holder of common shares as of December 31, 2024 – FMR LLC of Boston, MA held 22,639,643 common shares (including its subsidiaries), or approximately 5.2% of our total common shares outstanding.

Management, to the best of its knowledge, is not aware of any other shareholder holding 5% or more of our common shares as of March 10, 2025.

Our class B share

The Province of Saskatchewan holds our one class B share (100% of our class B shares). This entitles the Province to receive notices of and attend all meetings of shareholders, for any class or series. The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

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(a)

amend Part 1 of Schedule B of the articles, which states that: Cameco’s registered office and head office operations must be in Saskatchewan, the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan, and all annual meetings of shareholders must be held in Saskatchewan,

(b)	amend the articles in a way that would change the rights of class B shareholders, or

(c)	amalgamate, if the amalgamation would require an amendment to Part 1 of Schedule B of the articles.

Ownership and voting restrictions

Restrictions on owning, controlling and voting Cameco common shares are set out in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles. See Appendix A on page 113 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. Ownership restrictions for non-residents were put in place so that Cameco would remain Canadian controlled.

The following is a summary of the limitations listed in our company articles:

Residents – A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

Non-residents – A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

Voting restrictions – All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Residency declarations

Shareholders are required to declare their residency, ownership of Cameco shares and other factors relating to the restrictions, so we can verify compliance with the ownership of and voting restrictions on our shares. Nominees, brokers and other intermediaries such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration online during the live webcast. If you use the proxy form and we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their proxyholders for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to determine compliance with our ownership restrictions.

Enforcement of ownership and voting restrictions

The company’s articles allow us to enforce the ownership and voting restrictions by suspending voting rights, forfeiting dividends, prohibiting the issue and transfer of Cameco shares, requiring the sale or disposition of Cameco shares, and suspending all other shareholder rights.

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How to vote

You can vote your shares in advance or vote in real time online at the virtual meeting.

Voting by proxy

Voting by proxy is the easiest way to vote. This means you appoint another person (called a proxyholder) to attend the meeting and vote on your behalf.

Tim Gitzel, president and chief executive officer (CEO) of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary of Cameco, each with full power of substitution (the Cameco proxyholders), have agreed to act as proxyholder to vote your shares for you at the meeting according to your instructions and are the proxyholders named in your proxy form or voting instruction form. You have the right to appoint someone other than the Cameco proxyholders to represent you at the meeting (the person you appoint does not need to be a Cameco shareholder). If you wish to appoint another person as your proxyholder, carefully follow the instructions set out on the following pages.

If you vote in advance and do not appoint another person as your proxyholder, one of the Cameco proxyholders will be your proxyholder.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

●	for electing each nominated director listed in this management proxy circular

●	for reappointing KPMG LLP as auditors and authorize the directors to fix their remuneration

●	for the advisory vote on our approach to executive compensation.

All properly executed written proxies, and properly completed proxies submitted by telephone or internet, delivered in accordance with this solicitation, are required to be voted at the meeting consistent with the directions provided in the proxy, unless the proxy is revoked as set out on page 13.

If you are a registered shareholder, we mail the notification directly to you and your package includes a proxy form. We distribute the notification to intermediaries to forward to our non-registered shareholders. For most non-registered shareholders, your package is sent by Broadridge and includes a voting instruction form. We pay the cost of proxy solicitation for all registered and non-registered shareholders (including objecting and non-objecting non-registered shareholders).

Make sure you allow enough time for your instructions to reach our transfer agent if you are sending your completed proxy form or voting instruction form by mail (which is typically will be at least 24 hours prior to the proxy deadline). To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 10:00 a.m. CST on Wednesday, May 7, 2025 (the proxy deadline).

If you are a non-registered (beneficial) shareholder, submit your voting instructions right away to allow enough time for your intermediary to receive the information and act on your instructions before the deadline specified in your voting instruction form. If you wish to attend the virtual meeting and vote and ask questions at the meeting, you must appoint yourself as proxyholder.

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	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

The voting process is different depending on whether you are a registered or non-registered shareholder, and whether you vote in advance or online during the meeting.	You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.	You are a registered shareholder if your name appears on your share certificate.

Vote your shares in advance Make sure your voting instruction form or proxy form is duly completed, signed and dated.

Follow the instructions on your voting instruction form and then submit your voting instructions using one of the following methods:

¡ Online: Go to www.proxyvote.com and vote using the unique 16-digit control number located on your voting information form.

¡ Phone: Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

¡ Mail: Mail your completed voting instruction form using the envelope provided.

Submit your voting instructions before the time specified on your voting information form. Be sure to allow enough time for your voting instructions to be received by your intermediary (which will be at least 24 hours prior to the proxy deadline).

Follow the instructions on your proxy form and send your voting instructions using one of the following methods:

¡ Online: Go to www.meeting-vote.com and vote using the control number located on your proxy form.

¡ Email: Send a scanned copy of both sides of your completed proxy form to proxyvote@tmx.com.

¡ Fax: Fax both sides of your completed proxy form to 1-416-595-9593.

¡ Mail: Mail your completed proxy form using the envelope provided.

To be valid, your proxy form must be received by our transfer agent before the proxy deadline.

Vote online during the meeting

If you wish to attend the meeting and vote your shares in real time through the webcast, you will need to appoint yourself as proxyholder and register with our transfer agent. Carefully follow the instructions below. You must complete each of the steps below to attend the meeting and vote your shares in real time at the meeting online.

¡ Step 1: To appoint yourself as your proxyholder you may either:

¡ Go to www.proxyvote.com and enter the control number listed on your voting instruction form. Go to the voting site and insert your name in the “Change Appointee” section. Follow all other instructions provided by your nominee.

¡ Insert your name as proxy holder in the space provided on your voting instruction form and sign, date the form and mail it in the envelope provided or as otherwise instructed by your intermediary. Do not complete the voting instructions as you will vote in real time at the meeting.

You must provide your instructions before the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline.

¡ Step 2: Then register yourself with our transfer agent to receive your 13-digit control number using one of the following methods. You will need the control number to access and vote at the meeting.

¡ Go online to TSX’s website at
www.tsxtrust.com/control-number-request, to complete and submit the electronic form.

Your registration must be complete before the proxy deadline.

¡ Step 3: Once you have appointed yourself as proxyholder and received a control number, follow these instructions on the day of the meeting to access and vote at the meeting online:

¡ Log in to the meeting at
https://meetings.lumiconnect.com/400-610-583-908

¡ Click “I have a control number” and enter the 13-digit control number you received from our transfer agent.

¡ Enter the password cameco2025 (case sensitive).

¡ Follow the instructions to vote your shares when prompted.

If you wish to attend and vote at the meeting online, you must follow these instructions on the day of the meeting:

¡ Log in to the meeting at
https://meetings.lumiconnect.com/400-610-583-908

¡ Click “I have a control number” and enter the 13-digit control number from your proxy form.

¡ Enter the password cameco2025 (case sensitive).

¡ Follow the instructions to vote your shares when prompted.

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else (other than the Cameco proxyholders) to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps below.

¡ Step 1: Enter the name of the person you are appointing in the space provided on your proxy form and submit your form using one of the methods indicated above.

This step must be completed by at least 24 hours prior to the proxy deadline.

¡ Step 2: Then register the name of the person you are appointing with our transfer agent using one of the following methods to receive their 13-digit control number. Your proxyholder will need the control number to access and vote at the meeting.

¡ Go online to TSX’s website at
www.tsxtrust.com/control-number-request, to complete and submit the electronic form.

Your proxyholder’s registration must be completed prior to the proxy deadline.

¡ Step 3: Once you have appointed your proxyholder and they have received a control number from our transfer agent, your proxyholder must follow these instructions on

12 CAMECO CORPORATION

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

Continued ... Vote online during the meeting

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you hold shares in more than one account, be sure to appoint yourself as proxyholder for all accounts at the same time so that you will only require one control number.

If you do not appoint yourself as your proxyholder, you may still attend the meeting online, but only as a guest. Guests cannot vote or ask questions.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps above and enter that person’s name as your proxyholder in Step 1. In Step 2, be sure to register them in order to receive the 13-digit control number to access the meeting. Then they can follow the details in Step 3 to log in to the meeting online and vote your shares for you.

Your intermediary must receive your instructions by the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline. You will also need to complete your proxyholder’s registration before the proxy deadline.

If you appoint someone else as your proxyholder, you may still attend the meeting but only as a guest.

By completing Steps 1 and 2, the proxyholder will have the choice of whether to attend and vote at the meeting online.

the day of the meeting to access and vote at the meeting:

¡ Log in to the meeting at
https://meetings.lumiconnect.com/400-610-583-908

¡ Click “I have a control number” and enter the 13-digit control number they received from our transfer agent.

¡ Enter the password cameco2025 (case sensitive).

¡ Follow the instructions to vote when prompted.

Your proxyholder should log in at least 15 minutes prior to the start of the meeting. Be sure to remind them to stay connected for the duration of the meeting.

If you appoint someone else as your proxyholder, you may still attend the meeting online, but only as a guest.

By completing Steps 1 and 2, the proxyholder will have the choice of whether to attend and vote at the meeting online.

You can revoke your proxy or voting instructions if you change your mind

Any new instructions will only take effect if they are received by TSX Trust Company before 10:00 a.m. CST on Wednesday, May 7, 2025 or 48 hours, excluding weekends and statutory holidays, before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote at the meeting instead.

If you voted online in advance and you wish to change your voting instructions, you can re-enter your vote using the control number on your proxy form. Follow the instructions on your proxy form and use any of the methods listed above.

You can also revoke your proxy without providing new voting instructions by:

¡ sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so it is received by 5 p.m. CST on Thursday, May 8, 2025, the last business day before the meeting

¡ giving a notice in writing to the chair of the meeting before the start of the meeting

¡ giving notice in any other manner permitted by law.

The notice can be from you, or your attorney if they have your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Note that if you attend the meeting online and vote your shares on any matter you will be deemed to have revoked any prior proxy or voting instruction for all matters.

Attending the live webcast of the meeting as a guest

Guests can log in to attend the meeting, but they will not be able vote or ask questions. Guests can log in at least 15 minutes prior to the start of the meeting:

¡ Log in at https://meetings.lumiconnect.com/400-610-583-908.

¡ Click “Guest” and complete the requested information. Then wait to be redirected to the meeting.

Cameco and Kingsdale may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their shares directly over the telephone. The QuickVoteTM system is intended to assist shareholders in placing their votes, however, there is no obligation for any shareholders to vote using the QuickVoteTM system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

2025 MANAGEMENT PROXY CIRCULAR 13

How to join the meeting

As our head office is in Saskatoon, Saskatchewan, we are holding our meeting virtually to facilitate broad shareholder participation. If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder), you will be able to attend the meeting online, vote your shares and submit questions prior to the start of the meeting or during the meeting.

If you are a non-registered shareholder and do not appoint yourself as proxyholder, you may attend the meeting online as a guest, but if you do so you will not be able to vote or ask questions.

Things to note

•	Your computer, tablet or mobile phone must be able to connect to the internet.

•	You will need the latest version of Chrome, Safari, Edge or Firefox with the most up-to-date software plugins.

•

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

•	Have your 13-digit control number ready.

•	The meeting password is cameco2025 (case sensitive).

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected to the internet at all times in order to vote when the balloting begins. It is your responsibility to make sure you stay connected to the internet for the duration of the meeting.

If you lose connectivity once the meeting has started, there may not be sufficient time to resolve your issue before the balloting begins. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you decide later not to attend the meeting or if you experience technical difficulties and are unable to vote in real time.

Voting at the meeting can only be done by accessing the live webcast through the meeting portal. If Cameco shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the log-in process, they can attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets and smartphones) running the most up-to-date version of applicable software and plugins. Cameco shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they plan to attend and/or participate in the meeting. Meeting participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. You can access technical support at: support-ca@lumiglobal.com.

Asking questions

We are committed to shareholder engagement and believe that the virtual meeting format helps facilitate broader shareholder participation than an in-person meeting because our head office is in Saskatoon, Saskatchewan.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) can ask questions related to the business of the meeting. Questions directly related to a particular motion will be addressed once that motion has been introduced.

Once the formal business of the meeting has concluded, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) will have the opportunity to ask questions that do not relate to the formal business of the meeting. We will only answer questions of interest to all shareholders during the meeting. Questions that are (a) irrelevant to the business and affairs of Cameco or the business of the meeting, (b) related to material non-public information of Cameco, (c) related to personal grievances or to further personal interests, (d) derogatory or otherwise in bad taste, (e) repetitive of those made by another shareholder or duly appointed proxyholder, or (f) out of order or otherwise not appropriate, will not be accepted, as determined by the chair of the meeting. It is possible that time constraints will render us unable to respond to all questions during the meeting. To ensure fairness for all attendees, the chair of the meeting will determine the amount of time allocated to each question and will have the right to limit or consolidate questions. We will post the question(s) and Cameco’s answer(s) to all appropriate questions received during the meeting on the investor page of our website as soon as is practical after the meeting

14 CAMECO CORPORATION

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at their discretion.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as your proxyholder sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice, but is under no obligation to do so.

If the meeting is postponed or adjourned, the deadline for TSX Trust Company to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

Beneficial shareholders are asked to consider signing up for electronic delivery (e-delivery) of the meeting materials. E-delivery is a convenient and efficient way to distribute meeting materials and is an environmentally responsible alternative because it eliminates the use of printed paper and the carbon footprint associated with the mail delivery process. Signing up is quick and easy. Go to www.proxyvote.com and sign in with your control number. Vote for the meeting resolutions and following your vote confirmation, you will be able to select the box for electronic delivery and provide your email address. Once you register for e-delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free within North America) or 1.437.561.4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

2025 MANAGEMENT PROXY CIRCULAR 15

About the nominated directors

Our board of directors is responsible for overseeing the management of our business and affairs. This year the board has nominated 10 individuals who are each qualified to serve on our board. All of the nominated directors have agreed to stand for election and serve for a term of one year. See Nomination process on page 34 for more information.

Board composition

This year’s nominated directors have been selected based on several factors, including competencies and qualifications, experience, knowledge and other core attributes we require of directors. When assessing board composition, the nominating, corporate governance and risk committee considers tenure, diversity, independence and the collective expertise of the directors on a broad range of issues the board faces when overseeing our business and affairs.

Marie Inkster and Peter Kukielski are standing for election for the first time and together bring added skills and experience in financial leadership, accounting and audit, executive leadership and strategy, operational excellence and safety, business growth and transformation as well as in mining operations and exploration, investor relations, risk governance and capital projects.

Independence

Eight of our 10 nominated directors (80%) are independent. Two directors are considered not independent: Tim Gitzel, president and CEO and an executive officer of Cameco and Tammy Cook-Searson, Chief of the Lac La Ronge Indian Band and President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities, including businesses that receive payments from Cameco.

Majority voting

The statutory voting requirement for uncontested director elections under the CBCA requires shareholders to vote for or against a director nominee. A nominee must receive a majority of for votes to be elected to the board. If a nominated director does not receive a majority of votes cast in favour of their election, they will not be elected. The seat will remain open or, if the nominee is an incumbent, they may continue in office for 90 days following the vote in certain circumstances or until a successor is appointed or elected, whichever is earlier.

Director profiles

The following profiles of each nominated director include their background, key skills and experience, other public company directorships, as well as details about their 2024 meeting attendance, share ownership and voting results at our 2024 annual meeting of shareholders as applicable. We report each director’s shareholdings and their total value, including the Cameco shares they own or exercise control or direction over. Value is based on the year-end closing price of Cameco shares on the Toronto Stock Exchange (TSX) ($73.91 for 2024 and $57.13 for 2023). See our competency matrix on page 36 for a summary of the skills and experience of each nominee.

16 CAMECO CORPORATION

Catherine Gignac Chair of the Board

Age: 63

Mississauga, ON

Canadian

Director since 2014

Independent

Key skills and experience

•	Governance

•	Executive leadership and strategy

•	Risk governance

•	Financial leadership, accounting and audit

•	Investor relations

•	Mining operations and exploration

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions, contribute to the skills of Cameco’s board. She serves as chair of Cameco’s board and is a member of each board committee.

Catherine Gignac is a corporate director. She has more than 30 years of experience in capital markets and the mining industry and has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine received a bachelor of science degree in geology (honours) from McMaster University. She is a member of the Institute of Corporate Directors, the Canadian Institute of Mining & Metallurgy, and the Prospectors and Developers Association of Canada (PDAC). She is a past chair of the board of Women in Mining Canada where she served from 2018 to 2021 and served as a member of the Canadian Securities Administrators’ mining technical advisory and monitoring committee (CSA MTAMC) until October 2020. She holds the ICD.D designation from the Institute of Corporate Directors.

Catherine has served on the audit and finance committee and the technical committee (formerly reserves oversight) for her entire tenure. She has served as a member of the nominating, corporate governance and risk committee since 2019 and as chair from 2021 to 2024, and as chair of the technical committee from 2015 to 2021. She has served on the audit, compensation, nominating and sustainability committees of other public-company boards, and served as chair of the board of Corvus Gold Inc. for five years.

	2024 Attendance

Board and committee membership	Number of meetings	Overall

Board chair*	8 of 8	100%
* Catherine is a member of all committees, and she attended all committee meetings in 2024.

Other public company boards in past five years

OceanaGold Corporation (TSX)	2019 to June 2024

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Compliance with share ownership guideline[2]

2024	25,500	37,118	62,618	$4,628,067	12.3x	✓ Yes
2023	20,000	37,045	57,045	$3,258,999
Change	5,500	73	5,573	$1,369,069

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2

For evaluating compliance with Cameco’s share ownership guidelines, Catherine’s shares and DSUs held at December 31, 2024 are valued at $4,628,652 and represent 12.3x the board chair retainer of $375,000.

2024 Voting results
76,317,418 votes (97.25%) for | 2,158,537 votes (2.75%) against

2025 MANAGEMENT PROXY CIRCULAR 17

Daniel Camus

Age: 72

Westmount, QC

Canadian and French

Director since 2011

Independent

Key skills and experience

•	Executive leadership and strategy

•	Financial leadership, accounting and audit

•	Investor relations

•	Nuclear industry

•	International business and cultural perspectives

Daniel brings CFO, international business and energy sector experience, and experience in the nuclear industry in particular, to Cameco’s board and the two committees he sits on, including his role as chair of the audit and finance committee.

He is one of the audit and finance committee’s audit financial experts.

Daniel Camus is a corporate director. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the former CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. For more than 25 years, he held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada, and France.

He has chaired several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. He serves as a member of the supervisory board of ADAGIA Partners, a private equity firm in Paris, France. Daniel was formerly the audit committee chair and a board member of the non-governmental organization, FIND Diagnostics, located in Geneva, Switzerland and served on the board of MedAccess plc, located in London, UK from 2020 to 2024.

	2024 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Audit and finance (chair)	5 of 5	100%
Human resources and compensation	4 of 4	100%

Other public company boards in past five years

ContourGlobal PLC, London (London Stock Exchange (LSE))	2016 to 2022

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Compliance with share ownership guideline[2]

2024	–	94,409	94,409	$6,977,799	34.9x	✓ Yes
2023	–	93,307	93,307	$5,330,609
Change	–	1,102	1,102	$1,647,190

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Daniel’s DSUs held at December 31, 2024 are valued at $6,980,623 and represent 34.9x the board member retainer of $200,000.

2024 Voting results

76,189,453 votes (97.09%) for | 2,286,502 votes (2.91%) against

18 CAMECO CORPORATION

Tammy Cook-Searson

Age: 53

Lac La Ronge, SK

Canadian

Director since 2023

Not independent

Key skills and experience

•	Stakeholder and rights holder relations

•	Executive leadership and strategy

•	Governance

•	People, compensation, talent and culture

•	Business growth and transformation

Tammy’s leadership experience serving her local Indigenous community in northern Saskatchewan and as president of the entity that manages her Band’s economic and development activities provides a rich, valuable and unique perspective to Cameco’s board and as a member of the safety, health and environment committee and the technical committee.

Tammy Cook-Searson is Chief of the Lac La Ronge Indian Band and the President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities. Tammy was the Band’s first woman chief when she was elected in 2005 and, prior to being elected chief, she served on the Band’s council. She has more than 25 years of leadership, business development and management experience in northern Saskatchewan where some of Cameco’s key assets are located.

Tammy holds a master of business administration degree and a graduate diploma in management from Athabasca University. She also holds honorary degrees from the University of Regina, the Saskatchewan Indian Institute of Technologies and Saskatchewan Polytechnic. Tammy brings extensive leadership, community relations and development experience to the board, which includes finding solutions for social challenges and advocating for Indigenous issues. Her efforts have been recognized with many awards and medals, including the Indigenous Women in Leadership Award from Canadian Council of Aboriginal Business in 2021, the Canadian Armed Forces Special Services Medal in 2020 and the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Tammy serves on the board of the Saskatoon Airport Authority, and she serves the Saskatchewan Indigenous community in many capacities. She is a member of the boards and commissions of Prince Albert Grand Council, Federation of Sovereign Indigenous Nations, Saskatchewan Indian Gaming Authority, Assembly of First Nations and the Virtual Health Hub of Saskatchewan.

	2024 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Safety, health and environment	4 of 4	100%
Technical	5 of 5	100%

Other public company boards in past five years

None

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Deadline to meet share ownership guideline[2]
2024	–	4,014	4,014	$296,664	1.5x	Sept 1, 2028
2023	–	1,081	1,081	$61,761
Change	–	2,933	2,933	$234,903

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Tammy’s DSUs held at December 31, 2024 are valued at $300,992 and represent 1.5x the board member retainer of $200,000.

2024 Voting results
76,919,923 votes (98.02%) for | 1,556,032 votes (1.98%) against

2025 MANAGEMENT PROXY CIRCULAR 19

Tim Gitzel

Age: 62

Saskatoon, SK

Canadian

Director since 2011

President and CEO

Not independent

Key skills and experience

•  Executive leadership and strategy

•  Governance

•  Geopolitical, government, regulatory

•  Nuclear industry

•  International business and cultural perspectives

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board and is responsible for executing Cameco’s strategy. Tim has more than three decades of industry experience and brings added perspective as a member of the board of the World Nuclear Association and the Nuclear Energy Institute.

Tim Gitzel is president and CEO of Cameco, having served in that position since June 2011. He served as president from 2010 to 2011, and prior to that he served as senior vice-president and chief operating officer. Tim has over 30 years of senior management experience in the Canadian and international nuclear energy sector. Prior to joining Cameco, he was executive vice-president, mining business unit for Orano in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He also holds an honorary degree from Saskatchewan Polytechnic. He participated in an executive education programme facilitated by INSEAD in France. Tim serves the nuclear industry in many capacities, including the present leadership positions as a board member of the World Nuclear Association and the Nuclear Energy Institute and, since 2023, as a member of the International Atomic Energy Agency (IAEA) Standing Advisory Group on Nuclear Energy (SAGNE). He has served as chair of The Mosaic Company’s compensation and human resources committee for five years and is a member of their corporate governance and nominating committee. He is also a member of the board of directors of the Business Council of Canada and member of the CEO advisory council of the Canada-India Business Council, as well as a co-chair of the Kazakhstan-Canada Business Council.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations.

	2024 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%

Other public company boards in past five years

The Mosaic Company (NYSE)	2013 to present

Securities held
Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Market value of shares, PSUs and RSUs**	Compliance with executive share ownership guideline

2024	532,211	117,170	129,704	779,085	$57,582,173	✓ Yes
2023	460,793	146,941	176,234	783,968	$44,788,092	(see page 79)
Change	71,418	(29,771)	(46,530)	(4,883)	$12,794,081

*	Excludes PSUs that vested on December 31, 2024.

**

Value of shares ($39,335,715), PSUs ($8,660,035) and RSUs ($9,586,423) for 2024 are calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

See Incentive plan awards on page 102 for details about his stock options.

2024 Voting results

76,739,023 votes (97.79%) for | 1,736,932 votes (2.21%) against

20 CAMECO CORPORATION

Marie Inkster

Age: 53

Toronto, ON

Canadian

Director nominee

Independent

Key skills and experience

•	Executive leadership and strategy

•	Financial leadership, accounting and audit

•	Risk governance

•	Business growth and transformation

•	Mining operations and exploration

Marie is expected to bring strategy insight and leadership and financial experience to Cameco’s board and our audit committee, having served in senior roles and on audit committees in mining companies with operations internationally.

Marie Inkster is a corporate director. From 2018 to 2021, she served as the president and CEO and a director of Lundin Mining Corporation, a diversified Canadian base metals mining company, and prior to that she served as senior vice president and chief financial officer from 2009 to 2018. She has more than 20 years of experience in public company management, corporate transactions, public and private debt and equity fundraising, and public company reporting and disclosure in the Canadian and international mining industry.

Marie is a member of the Chartered Professional Accountants of Ontario. She received a bachelor of business administration degree from St. Francis Xavier University. She has held senior leadership and senior finance roles with LionOre Mining International Ltd and Lundin Mining Corp., companies with base metals mining operations in countries such as Australia, Botswana, Canada, the US, Portugal, Sweden, South Africa and countries across South America.

Marie serves on the audit and risk, and nominating, governance and corporate compensation committees of Foran Mining Corporation and brings experience in finance, accounting and audit, human resources and executive compensation through her senior executive roles in the mining industry. She has served on the audit and risk, governance, capital allocation and projects, and compensation committees of other public-company boards and she was the chair of the audit committee of Lucara Diamond Corp for her entire tenure on its board. She served on the board of the International Zinc Association from 2018 to 2022, including as board chair from November 2020 to January 2022.

2024 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	n/a	n/a

Other public company boards in past five years

Foran Mining Corporation	May 2024 to present
Vale S.A.	April 2023 to July 2024
Lucara Diamond Corp	2014 to 2024
Lundin Mining Corporation	2018 to 2021

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Deadline to meet share ownership guideline[2]

Current	1,500	–	1,500	$110,865	0.6x	May 9, 2030

1	Based on total holdings calculated using $73.91, the closing price of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Marie’s shares held at December 31, 2024 are valued at $110,865 and represent 0.6x the board member retainer of $200,000.

2024 Voting results
n/a

2025 MANAGEMENT PROXY CIRCULAR 21

Kathryn (Kate) Jackson

Age: 67

Indialantic, FL USA

American

Director since 2017

Independent

Key skills and experience

•	Operational excellence and safety

•	Business growth and transformation

•	Nuclear industry

•	Capital projects

•	Climate

•	Sustainability

Kate brings extensive senior management and board experience in highly technical industries, including nuclear power generation, to Cameco’s board and the three committees she sits on, including her role as chair of the nominating, corporate governance and risk committee. She has worked on both the utility and supplier side of the industry.

Kate Jackson is a corporate director. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. and previously served as senior vice-president and chief technology officer for Westinghouse Electric Company, which included responsibility for sustainability and environment, health, and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College. She is an elected member of the National Academy of Engineering recognizing her contributions to management of large-scale power system technology, and harmonization of engineering solutions with public policy.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc. is an independent, non-profit regional transmission organization serving a number of Eastern US states. Kate is a member of the Carnegie Mellon University School of Engineering Dean’s Advisory Council, the advisory board of the Carnegie Mellon Electricity Industry Center and the University of Pittsburgh Engineering School Board of Visitors. She serves on or has served on the audit, compensation, finance, nominating and sustainability committees, and has filled committee chair roles, of other public company boards.

	2024 Attendance*

Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Human resources and compensation	4 of 4	100%
Nominating, corporate governance and risk (chair)*	4 of 4	100%
Safety, health and environment*	1 of 1	100%
Technical	5 of 5	100%

*	Kate became chair of the nominating, corporate governance and risk committee in May 2024 and was a member of the safety, health and environment committee until May 2024.

Other public company boards in past five years

EQT Corporation (NYSE)	2019 to present
Portland General Electric Company (NYSE)	2014 to present
Archaea Energy Inc.* (NYSE)	2021 to 2022
Rice Acquisition Corporation (NYSE)	2020 to 2021

*

Kate was a director of Rice Acquisition Corporation during 2020 and 2021, and served until 2022 as a director of the newly-formed company following a business combination with Archaea Energy LLC and Aria Energy LLC in 2021.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Compliance with share ownership guideline[2]

2024	–	42,410	42,410	$3,134,551	15.7x	✓ Yes
2023	–	42,328	42,328	$2,418,186
Change	–	82	82	$716,365

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Kate’s DSUs held at December 31, 2024 are valued at $3,135,219 and represent 15.7x the board member retainer of $200,000.

2024 Voting results
77,664,076 votes (98.97%) for | 811,879 votes (1.03%) against

22 CAMECO CORPORATION

Don Kayne

Age: 67

Delta, BC

Canadian

Director since 2016

Independent

Key skills and experience

•	Executive leadership and strategy

•	Operational excellence and safety

•	People, compensation, talent and culture

•	Business growth and transformation

•	International business and cultural perspectives

Don brings many years of experience as a business executive in Canada’s resource industry to Cameco’s board as well as valuable insights into emerging Asian markets where Cameco does business. He serves on three of our board committees, including as chair of the human resources and compensation committee.

Don Kayne is special advisor to the CEO of Canfor Corporation, an integrated forest products company. He served as president and CEO of Canfor Corporation from 2011 to 2024 and is the former CEO of Canfor Pulp Products Incorporated (2012 to 2022).

Don has extensive experience in international marketing. He spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to his appointment as CEO, Don spent 10 years as Canfor’s vice-president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work in growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the Crown corporation, BC Hydro, a Canadian electric utility operating in British Columbia and a former director of the private company, VIDA Corporation, a Swedish wood products company which is owned 77% by Canfor. He serves the forestry industry in many capacities, including current and past leadership positions with provincial, national and international forestry-related associations and organizations. He is an International Fellow of the Royal Swedish Academy of Engineering Sciences. He serves as co-chair and director of the charitable organization Ching Tien Foundation for Women, which works to empower young women from Asia to become changemakers building on the work of its legacy organization, Educating Girls of Rural China Foundation. Don brings experience in human resources and executive compensation through his executive roles at Canfor.

	2024 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	7 of 8	88%
Human resources and compensation (chair)	4 of 4	100%
Nominating, corporate governance and risk*	2 of 2	100%
Safety, health and environment	4 of 4	100%

*	Don joined the nominating, corporate governance and risk committee in May 2024.

Other public company boards in past five years

Canfor Corporation* (TSX) and Canfor Pulp Products Incorporated (TSX)	2017 to 2024

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Compliance with share ownership guideline[2]

2024	–	112,539	112,539	$8,317,757	41.6x	✓ Yes
2023	–	108,650	108,650	$6,207,195
Change	–	3,889	3,889	$2,110,562

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.
2	For evaluating compliance with Cameco’s share ownership guidelines, Don’s DSUs held at December 31, 2024 are valued at $8,324,883 and represent 41.6x the board member retainer of $200,000.

2024 Voting results

74,848,604 votes (95.38%) for | 3,627,351 votes (4.62%) against

2025 MANAGEMENT PROXY CIRCULAR 23

Peter Kukielski

Age: 68

Toronto, ON

Canadian and British

Director nominee

Independent

Key skills and experience

•	Executive leadership and strategy

•	Operational excellence and safety

•	Business growth and transformation

•	Investor relations

•	Capital projects

Peter is expected to bring operational excellence, stakeholder relations and safety and leadership experience to Cameco’s board, having served as chief executive officer at mining companies with operations internationally.

Peter Kukielski is the president and CEO of Hudbay Minerals Inc., a diversified Canadian mining company, and has served in that position since 2020, after having served as interim CEO since 2019. He has over 30 years of senior management experience in international mining activities. Peter has held president and CEO roles at Canadian and UK mining companies over the past 15 years and prior to that he served in other senior executive roles in the mining and metals sector.

Peter received a bachelor of civil engineering degree from the University of Rhode Island and a master of civil engineering degree from Stanford University. His mining industry experience includes development of major projects, supported by large workforces, in the mining and metals sector across North America, South America, the UK and parts of Asia.

Peter serves on the board of directors of Norsk Hydro (which he will depart prior to joining Cameco’s board) and has served on the compensation, sustainability and nominations and governance committees of another public company board. He brings experience in risk management, mergers and acquisitions, strategy, climate change and workers’ and human rights.

2024 Attendance

Board and committee membership	Number of meetings	Overall

Board of directors	n/a	n/a

Other public company boards in past five years

Hudbay Minerals Inc. (TSX/NYSE)	2019 to present
Norsk Hydro ASA* (Oslo Stock Exchange)	2019 to present

*	Peter will be leaving the Norsk Hydro ASA board of directors as of its upcoming 2025 annual general meeting.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Deadline to meet share ownership guideline[2]

Current	7,665	–	7,665	$566,520	2.8x	May 9, 2030

1	Based on total holdings calculated using $73.91, the closing price of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Peter’s shares held at December 31, 2024 are valued at $566,520 and represent 2.8x the board member retainer of $200,000.

2024 Voting results

n/a

24 CAMECO CORPORATION

Dominique Minière

Age: 66

Toronto, ON

Canadian and French

Director since 2023

Independent

Key skills and experience

•	Executive leadership and strategy

•	Operational excellence and safety

•	Geopolitical, government, regulatory

•	Nuclear industry

•	International business and cultural perspectives

Dominique has four decades of nuclear energy experience and brings to Cameco’s board a strong technical and nuclear specialist background as well as experience in nuclear fleet refurbishment, small modular reactor development and climate change strategy. He serves on three of our committees, including as chair of the safety, health and environment committee.

Dominique Minière is a corporate director. He has more than 40 years of technical and senior management experience in the nuclear industry. Dominique served as the Executive Vice President of Ontario Power Generation (OPG), an electricity generator, in charge of new nuclear and international development from 2021 to 2022. Prior to that role, he served as OPG’s Executive Vice President and Chief Strategy Officer from 2020 to 2021, as OPG’s Nuclear President from 2019 to 2020, and as Chief Operating Officer of Electricité de France (EDF), an electric utility company in charge of the nuclear and thermal fleet from 2015 to 2019.

Dominique received a civil engineering degree from the Ècole des Mines de Paris. He has extensive nuclear energy experience in France, Europe and Canada, including new nuclear, fuel conversion and enrichment. His industry leadership roles include having served as chair of GIFEN, the nuclear industry association in France, as president of the French Nuclear Society and as a board member of the World Association of Nuclear Operators. He has been awarded the “Chevelier de la Légion d’Honneur (Knight of the French Legion of Honour).

He serves on the boards of private companies Holtec International Inc., ORTEC Group, a French services company involved in services and engineering, and Engineering Planning and Management, Inc., a US engineering company.

	2024 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Human resources and compensation	4 of 4	100%
Safety, health and environment (chair)*	4 of 4	100%
Technical	5 of 5	100%

*	Dominique became chair of the safety, health and environment committee in May 2024.

Other public company boards in past five years

Boralex Inc. (TSX)	January 1, 2024 to present

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs	Multiple of 2024 annual retainer (at market value) [1]	Deadline to meet share ownership guideline[2]

2024	–	3,664	3,664	$270,773	1.4x	Sept 1, 2028
2023	–	961	961	$54,913
		2,703	2,703	$215,860

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2	For evaluating compliance with Cameco’s share ownership guidelines, Dominique’s DSUs held at December 31, 2024 are valued at $274,781 and represent 1.4x the board member retainer of $200,000.

2024 Voting results
78,286,607 votes (99.76%) for | 189,347 votes (0.24%) against

2025 MANAGEMENT PROXY CIRCULAR 25

Leontine van Leeuwen-Atkins

Age: 60

Calgary, AB

Canadian and Dutch

Director since 2020

Independent

Key skills and experience

•	Risk governance

•	Sustainability

•	Business growth and transformation

•	Financial leadership, accounting and audit

•	Digital, technology and cyber security

Leontine brings to Cameco’s board a strong audit and finance background in the mining and energy sectors as well as governance and merger and acquisition advisory experience. She serves on three of our committees, including as chair of the technical committee.

Leontine is one of the audit and finance committee’s audit financial experts.

Leontine van Leeuwen-Atkins is a corporate director. She has over 30 years of experience in the global mining, power, utility and oil and gas industries, with a focus on corporate strategy. Leontine was a board member of KPMG Canada’s national board of directors until early 2019, serving on the National Acquisitions and Admissions and Succession committees. She was previously a Partner with KPMG Canada and prior to that she was a Partner at KPMG Netherlands.

Leontine is a fellow of the Chartered Professional Accountants of Alberta and holds the ICD.D designation from the Institute of Corporate Directors. She received a bachelor of business administration degree in finance from Acadia University and a master of business administration degree from Dalhousie University. In 2024, she achieved a certificate in cybersecurity oversight from Carnegie Mellon University.

Leontine serves as a director and audit committee chair of ARC Resources Ltd. She was formerly audit committee chair at Points International Ltd. and Seven Generations Energy Ltd. She is a director and member of the audit committee of the municipal utility, EPCOR Utilities Inc. She serves on the Calgary executive advisory council of the Institute of Corporate Directors and from 2014 to 2020 served on the board and as audit committee chair of Calgary Economic Development.

	2024 Attendance
Board and committee membership	Number of meetings	Overall

Board of directors	8 of 8	100%
Audit and finance	5 of 5	100%
Nominating, corporate governance and risk	4 of 4	100%
Technical (chair)*	5 of 5	100%

*	Leontine became chair of the technical committee in May 2024.

Other public company boards in past five years

ARC Resources Ltd.* (TSX)	2019 to present
Points International Ltd. (TSX and NASDAQ)	2019 to 2022

*	Merged with Seven Generations Energy Ltd. in 2021 and Leontine continued to serve on the board after the merger.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2024 annual retainer (at market value)	Compliance with share ownership guideline[2]

2024	3,252	16,450	19,702	$1,456,156	7.3x	✓ Yes
2023	3,252	14,662	17,914	$1,023,412
Change	–	1,788	1,788	$432,744

1	Based on total holdings calculated using $73.91 for 2024 and $57.13 for 2023, the closing prices of Cameco shares on the last trading day of the year on the TSX.

2

For evaluating compliance with Cameco’s share ownership guidelines, Leontine’s shares and DSUs held at December 31, 2024 are valued at $1,458,961 and represent 7.3x the board member retainer of $200,000.

2024 Voting results

77,789,332 votes (99.13%) for | 686,623 votes (0.87%) against

26 CAMECO CORPORATION

2024 Meeting attendance

Directors are expected to attend all board and committee meetings. We recognize that directors may receive short notice for special meetings, and we expect them to make their best effort to attend them. We must have a majority of directors in attendance to hold a meeting and transact business.

The board and committees meet in camera without management present at each meeting, and the independent directors meet in camera at least once a year in accordance with our governance guidelines. The chair or the committee chair, as the case may be, presides over the in camera sessions.

The table below is a summary of the meetings held in 2024 and the overall attendance record. Meeting attendance for each director is provided in the director profiles beginning on page 17.

	Number of meetings
	Regular	Special	Overall meeting attendance[1]

Board	8		98%
Audit and finance	5		100%
Human resources and compensation	4		100%
Nominating, corporate governance and risk	4		100%
Safety, health and environment	4		100%
Technical	3	2	100%
Total	28	2	99%

The board chair is a member of each board committee and Catherine Gignac attended all committee meetings in 2024.

Board committees function independently of management. Tim Gitzel, our president and CEO, is therefore not a member of any board committee but is invited to attend all committee meetings, and he attended all committee meetings in 2024.

Director compensation and share ownership

Our director compensation program is intended to align with market practice and recognize the time commitment, responsibility, and attention directors devote to board and committee responsibilities throughout the year.

Approach

Our director compensation program has three main objectives:

•	recruit and retain qualified individuals to serve as members of our board and contribute to our overall success

•	align the interests of our board and shareholders by requiring directors to own Cameco shares or share equivalents and to meet our share ownership guidelines within five years of joining the board

•

pay competitively by positioning compensation at the median of director compensation paid by companies that are comparable in size and similar to Cameco in the nature and scope of operations. We use the same comparator group to benchmark executive and director compensation (see page 76).

The human resources and compensation committee assists the board in overseeing the director compensation policies and program. You can read about compensation governance starting on page 72.

2025 MANAGEMENT PROXY CIRCULAR 27

Director fee schedule

The table below shows our 2024 director fee schedule. Tim Gitzel is compensated in his role as president and CEO and does not receive any director compensation.

ANNUAL RETAINER

Chair of the board Other directors	$375,000 $200,000

COMMITTEE CHAIR RETAINERS

Audit and finance committee

Human resources and compensation committee

Other committees (nominating, corporate governance and risk committee, safety, health and environment committee and the technical committee)

$25,000 $25,000 $15,000

COMMITTEE MEMBER RETAINERS (not including committee chairs)

Audit and finance committee Human resources and compensation committee Other three committees (per committee)	$10,000 $10,000 $5,000

TRAVEL FEES (PER ROUND TRIP)

Over 1,000 km within Canada From the US From outside North America	$1,700 $2,100 $3,300

Non-executive directors do not participate in Cameco’s incentive compensation plans or pension plans.

Following a review of the director compensation program by the human resources and compensation committee, and upon the committee’s recommendation, the board approved adjustments to director compensation for 2025 that align director fees with the new compensation comparator group. See pages 76 through 78 for details about the new comparator group.

Share ownership requirements

Share ownership is an important part of compensation governance. We require each director to own Cameco shares or deferred share units (DSUs) to align the interests of our directors and shareholders. The human resources and compensation committee regularly reviews our share ownership guidelines to make sure they continue to align with market practice. Directors must hold at least three times their annual retainer in Cameco equity within five years of joining the board, and they must receive at least 60% of the annual retainer in DSUs until they meet the ownership requirement. Starting in 2025, all directors will receive at least 60% of their director fees in DSUs regardless of their share ownership status. The board chair has a higher ownership requirement because of the higher retainer, and a director who assumes the chair position has an additional three years to meet the increased level. Catherine Gignac, who was appointed board chair effective December 1, 2023, meets the board chair ownership guidelines. As president and CEO, Tim Gitzel is required to meet our executive share ownership guidelines (see page 79).

Directors can count Cameco shares and DSUs to meet the ownership guidelines. A DSU is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed by directors after they retire from the board.

Once directors have met the share ownership guidelines, they can receive all their retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, but must decide on the allocation before the beginning of each fiscal year. The director compensation table below shows the percentage of the annual retainer paid in DSUs in 2024 to each director.

To assess compliance, we use our year-end closing share price on the TSX or the price the shares or units were acquired at, whichever is higher. As of December 31, 2024, directors held DSUs worth a total of $22,956,707 (representing approximately 310,604 common shares) based on the year-end closing price of Cameco shares on the TSX ($73.91). Tim Gitzel meets his executive share ownership guidelines (see page 79).

28 CAMECO CORPORATION

				Value of holdings[1] (using 2024 share ownership guideline value)	Value of holdings[2]	Multiple achieved
		Total holdings
							Meets 2024 guideline or
	Annual	Cameco			Using market value		deadline to meet
Name	retainer	shares	DSUs		at year-end		guideline

Catherine Gignac	$375,000	25,500	37,118	$4,628,652	$4,628,067	12.3x	Yes

Daniel Camus	$200,000	–	94,409	$6,980,623	$6,977,799	34.9x	Yes

Tammy Cook-Searson	$200,000	–	4,014	$300,992	$296,664	1.5x	September 1, 2028

Marie Inkster	$200,000	1,500	–	$110,865	$110,865	0.6x	May 9, 2030

Kate Jackson	$200,000	–	42,410	$3,135,219	$3,134,551	15.7x	Yes

Don Kayne	$200,000	–	112,539	$8,324,883	$8,317,757	41.6x	Yes

Peter Kukielski	$200,000	7,665	–	$566,520	$566,520	2.8x	May 9, 2030

Dominique Minière	$200,000	–	3,664	$274,781	270,773	1.4x	September 1, 2028

Leontine van Leeuwen-Atkins	$200,000	3,252	16,450	$1,458,961	$1,456,156	7.3x	Yes

1.	The value of shares required to be owned is $1,125,000 for the chair and $600,000 for the other directors.

2.	Based on total holdings multiplied by the 2024 year-end closing share price of $73.91 on the TSX.

2024 Director compensation details

The next table shows the fees earned by each non-executive director in 2024 and the percentage of the annual retainer paid in DSUs.

	Annual retainer	Committee retainers		Travel fee	Total paid		% of annual retainer paid in DSUs
Name	Board	Member	Committee chair

Catherine Gignac	$375,000	–	–	$3,400	$378,400		0%

Daniel Camus	$200,000	$10,000	$25,000	$3,400	$238,400		25%

Tammy Cook-Searson	$200,000	$10,000	–	$3,400	$213,400		90%

Kate Jackson	$200,000	$16,772	$15,000	$4,200	$295,618	[1]	0%

Don Kayne	$200,000	$8,228	$25,000	$5,100	$238,328		100%

Dominique Minière	$200,000	$16,772	$9,684	$3,400	$229,856		80%

Leontine van Leeuwen-Atkins	$200,000	$16,772	$9,684	$1,700	$228,156		50%

Don Deranger[2]	$50,000	$3,750	–	–	$53,750		0%

Jim Gowans[2]	$50,000	$3,750	$3,750	$1,700	$59,200		25%

Total	$1,675,000	$86,044	$88,118	$26,300	$1,935,108		–

1.

Kate Jackson’s total fees in 2024 include a one-time payment of $59,646 by Cameco on March 30, 2024 to reimburse Ms. Jackson for amounts inadvertently withheld from her compensation between 2017 and 2021.

2.	Retainers paid to Don Deranger and Jim Gowans reflect their service on the board until May 9, 2024.

2025 MANAGEMENT PROXY CIRCULAR 29

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2024. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards into the table below:

•

Share-based awards – Value vested during the year is the value of DSUs that the directors received in 2024, valued as of the grant dates. It includes all the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2024.

•

Share-based awards – Market or payout value of vested share-based awards not paid out or distributed provides the value of all the directors’ DSUs that have vested. The DSUs were valued at the year-end closing price of Cameco shares on the TSX of $73.91. DSUs are not paid out until after the director retires from the board.

	Share-based awards

Name	Value vested during the year	Market or payout value of vested share-based awards not paid out or distributed

Catherine Gignac	$5,927	$2,743,362

Daniel Camus	$74,646	$6,977,799

Tammy Cook-Searson	$190,596	$296,664

Kate Jackson	$6,772	$3,134,551

Don Kayne	$256,180	$8,317,757

Dominique Minière	$175,425	$270,773

Leontine van Leeuwen-Atkins	$116,648	$1,215,800

Don Deranger[1]	–	–

Jim Gowans[1]	$14,800	–

Total	$840,994	$22,956,706

1.	Don Deranger and Jim Gowans each received a payout of their DSUs after they retired from the board on May 9, 2024.

You can read about the number of Cameco shares and DSUs held by each director in the director profiles beginning on page 17 and the share ownership table on page 29.

Loans to directors

As of March 10, 2025, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

30 CAMECO CORPORATION

Governance at Cameco

Cameco recognizes the importance of sound governance and we firmly believe it is the foundation for strong corporate performance.

This section tells you about our board and how it operates, our expectations of directors, key governance policies and practices, and stakeholder engagement, among other things.

About the board	32
Key governance policies and practices	47
How the board operates	47
Our expectations of directors	57
Stakeholder engagement	60
Other information	63

2025 MANAGEMENT PROXY CIRCULAR 31

About the board

Board structure, composition and succession

The nominating, corporate governance and risk committee regularly reviews the composition of the board to make sure we have an appropriate combination of skills, experience, tenure and perspectives. The board recognizes the need to balance skills and experience with new perspectives. The nominating, corporate governance and risk committee is responsible for ensuring that the board’s succession planning process and policy on tenure and retirement provide for board refreshment that meets our ongoing needs. The committee is also responsible for the annual review of board composition and the nomination process.

Board independence

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and the nominating, corporate governance and risk committee must be 100% independent. The majority of directors are unrelated to Cameco.

A director is independent if they are not a member of management and do not have a direct or indirect material relationship with Cameco. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association they may have.

We have a robust three-step process for assessing independence:

•	directors complete a detailed questionnaire

•

the board reviews directors against our independence criteria, considering all relevant facts and circumstances, including the relationship the director may have with Cameco – and any relationship that their spouse, children, principal business affiliations and any other relevant individuals have with the company

•	directors declare any material interest in matters that may come before the board.

The nominating, corporate governance and risk committee assists the board in its independence assessment for board membership purposes and for service on the audit and finance committee and the human resources and compensation committee.

Our independence criteria meet the standards of the Canadian Securities Administrators as set out in National Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the more stringent independence tests set out under the applicable Canadian and US and NYSE governance rules for the independence of audit committee and human resources committee members. We review the criteria and director independence status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance).

Leadership and independence assessment

We have maintained separate chair and CEO roles since 2003. The chair of the board is an independent director who serves a five-year term and is appointed by the board. The chair facilitates the board’s independent oversight of management, promotes communication between management and the board, and leads the board’s discussion of key governance matters. Our CEO has primary responsibility for the operational leadership and strategic direction of Cameco.

The board believes this leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the board. The chair and CEO positions each have a formal position description that describes the terms and responsibilities of the role. These are available on our website (cameco.com/about/governance).

32 CAMECO CORPORATION

INDEPENDENT CHAIR	INDEPENDENT BOARD

Catherine Gignac currently serves as independent chair of the board.

Key responsibilities include:

•    leading, managing and organizing the board consistent with our approach to governance

•    encouraging high performance and commitment of all directors

•    overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

•    helping to set the tone and culture of Cameco

•    overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

•    overseeing all board matters so they are properly addressed and brought to resolution as required

•    requiring any matters delegated to the board committees to be properly carried out

•    acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•    meeting with shareholders and other stakeholders in consultation with management

•    participating in the recruitment and orientation of new directors

•    ensuring that Cameco provides timely and relevant information and access to other resources to support the board’s work.

A majority of our board must be independent, and our governance practices support board effectiveness:

•     Eight of our 10 director nominees are independent – Tim Gitzel is not independent because he is our CEO and an executive officer of Cameco and Tammy Cook-Searson is Chief of the Lac La Ronge Indian Band and President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities, including businesses that receive payments from Cameco as part of our Indigenous/local procurement strategy

•    Board tenure limits – we are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the company, the industry and the key risks and opportunities facing Cameco, the board has set term limits and a retirement age. Average tenure is 5.7 years for the non-executive director nominees and 6.5 years for all directors

•    In camera sessions – the non-executive directors meet without management present at each board and committee meeting, and the independent directors meet without management present once a year in accordance with our governance guidelines

•     Independent compensation consultant – the human resources and compensation committee retains an external compensation consultant that is independent of Cameco and management as required by independence standards set for our compensation consultants

•    Independent review of board assessments – an independent third party conducts a board effectiveness assessment every five years. This review is in addition to annual board, committee and director assessments

•     External advisors – each board committee has access to independent advice and may engage external advisors at Cameco’s expense and without the approval of the board or management.

The board evaluates the independence of each director nominee annually. The process involves assessing the relationship between each nominee and Cameco, using our independence criteria and a multi-step process to determine whether there is a material or other disqualifying relationship that could affect the nominee’s ability to exercise independent judgment.

The board has determined that all the director nominees are independent other than Tim Gitzel and Tammy Cook-Searson.

Term limits and retirement

Under Cameco’s governance guidelines, once a director turns 75 or has served more than 15 years on the board, whichever is earlier, they will not stand for re-election at the next annual meeting. In exceptional circumstances, the board has the discretion to recommend a director for re-election for an additional one-year term outside the terms of our retirement age or term limit if it is in the best interests of the company. The CEO typically resigns from the board when they cease serving as CEO of Cameco.

2025 MANAGEMENT PROXY CIRCULAR 33

Board chair succession

Cameco’s process for selecting the chair of the board is based on an assessment of specific competencies and principles such as fairness and transparency, consensus building, free and unfettered discussion, confidentiality and the importance of the chair/CEO relationship. The term for serving as board chair is five years and may be extended at the discretion of the board.

The nominating, corporate governance and risk committee regularly discusses board succession and board chair succession as part of its responsibilities.

Director succession and recruitment

The nominating, corporate governance and risk committee is responsible for the director recruitment process and overseeing board succession. It reviews the director core attributes and competency matrix annually to help ensure that the board has an appropriate mix of diversity, skills and experience. It also monitors upcoming director retirements to identify specific skills that may be desirable in new candidates.

To reach its recruitment goals, the board relies on the tools and processes implemented by the nominating, corporate governance and risk committee as part of the director succession process. The committee:

•

maintains an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition and oversight capabilities of the board, and considers any recommendations made by shareholders

•	follows established guidelines and procedures for recruiting and selecting the best candidates

•	may use the services of an external search firm to cast a wide net to bring forward the best candidates

•	encourages directors to provide feedback on the composition of the board, as part of the annual self-assessment of directors, chairs, and the board and its committees.

The committee generally follows a tiered interview process to determine the most suitable candidates. A selection committee (consisting of the chair of the board, nominating, corporate governance and risk committee chair and the CEO) interviews the candidates, and additional interviews are conducted as necessary.

New nominees

In 2024, the board led a diligent recruitment process to identify qualified director candidates with mining and operations expertise and financial and audit expertise as part of our board succession strategy. This resulted in the selection of Marie Inkster and Peter Kukielski as new nominees for election at our 2025 annual meeting. Marie Inkster, former President and CEO, and prior to that CFO, of Lundin Mining Corporation, has financial, executive leadership and business expertise, as well as a mining, exploration, risk and governance skillset that she will bring the board. Peter Kukielski, President and CEO of Hudbay Minerals Inc., has executive leadership and operational excellence experience, as well as a skillset that brings health and safety, business growth and capital projects expertise to the board.

Nomination process

The nominating, corporate governance and risk committee assesses the diversity, skills and experience of the board and is responsible for recommending director candidates for nomination on an annual basis. In assessing potential candidates, the committee reviews the list of potential conflict situations, as well as a report on actual and potential conflicts of interest, among other things, before recommending the nominees for election by shareholders.

Shareholders may at any time submit to the board names of individuals to consider as director nominees. The committee will consider any submissions when assessing the skills, experience and other characteristics required on the board to enhance overall composition and oversight capabilities. For additional information on nominating individuals, please see page 63.

34 CAMECO CORPORATION

Skills, attributes and experience

We believe that a board that has certain core attributes and a broad mix of skills and experience is best equipped to oversee our affairs and strategic direction and priorities, understand issues that can arise with a company of our size and complexity, and make informed decisions to support our business and aspirations. The board uses a core attributes and competency matrix to assist in defining the optimal characteristics of the board.

The nominating, corporate governance and risk committee reviews the matrix annually to help ensure that the skills and experiences reflect the strategic direction of the company. They also use the matrix to assess the skills, experience and attributes of continuing directors to identify any gaps that would strengthen the board going forward, and to inform the director succession process.

Core attributes

We expect all our directors to possess the following 10 core attributes:

✓	Business judgment Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight

✓

Integrity and accountability

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders

✓

Engagement

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends affecting public companies. Exhibits familiarity with international, national and local affairs

✓	Commitment Has the time and energy required to travel, attend and contribute to board and committee functions and take leadership roles as required

✓

Teamwork

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances

✓	Communication Ability to listen carefully, raise questions constructively, and encourage and build upon open discussion of key issues

✓	Independent mindedness Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion

✓

Financial literacy

Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting

✓	Record of achievement History and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for oneself and for others

✓	Innovation Ability to consider matters through an innovative lens, with vision, curiosity, creativity and an entrepreneurial mindset

Skills and experience

Every year each director completes a self-assessment of their competencies to identify areas where they have significant or demonstrable experience. Each director also identifies their key skills and experiences as part of this assessment. See the director profiles beginning on page 17 for a list of each nominee’s key skills and experience.

The chair of the nominating, corporate governance and risk committee or the board chair meets with each director to review their self-assessment. The committee reviews the results for consistency and to be satisfied that the directors possess skills in these areas.

2025 MANAGEMENT PROXY CIRCULAR 35

The table below shows the skills and experience of this year’s nominated directors.

Executive leadership and strategy

Experience as a CEO or senior executive officer of a publicly listed company or major international organization with significant experience developing strategy and driving strategic direction, and leading and managing growth

	•	•	•	•	•	•	•	•	•

Governance

Experience with mature and evolving governance practices and structures in a company similar in scope and scale to Cameco that support the creation of a competent and diverse board, a strong corporate policy framework, effective decision-making, reliable information, compliance and disclosure

	•	•	•	•	•	•	•	•	•	•

Risk governance

Experience with respect to enterprise risk management systems, including the oversight of risk tolerance, modern risk management processes, the relationship between risk and strategy and the specifics of risk management.

	•	•	•	•	•	•	•	•	•	•

Sustainability

Experience assessing challenges and opportunities facing business brought about by sustainability issues, creating or overseeing strategic initiatives related to sustainability, creating policies, plans and targets, metrics and measurement, and reporting related to sustainability

	•	•	•	•	•	•	•	•	•	•

Operational excellence and safety Experience as a senior executive in a complex operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence		•		•	•	•	•	•	•

People, compensation, talent and culture

Experience leading and overseeing human resources, organizational culture, talent management (including attraction, development, retention, succession planning and diversity and inclusion), pensions and compensation of a publicly listed organization similar in scope and scale to Cameco

	•	•	•	•	•	•	•	•	•	•

Business growth and transformation

Experience as a senior executive with demonstrated success and significant experience in an evolving industry, including experience in capital allocation, mergers and acquisitions (including integration), capital markets, leading growth and change, vertical integration, using technology to advance business objectives, and international expansion

	•	•	•	•	•	•	•	•	•	•

Financial leadership, accounting and audit

Financial experience as a CPA, current or former Chief Financial Officer, or senior financial consultant who has strong financial and accounting experience advising with respect to, or managing, the financial activities of a publicly listed company similar in breadth and complexity to Cameco including financial reporting, financial planning, forecasting, financial risk management, sustainability, audit and internal controls

	•	•			•					•

Digital, technology and cyber security

Experience overseeing complex technological systems (particularly as they relate to mining operations, manufacturing, vertical integration), emerging technologies and/or cyber security functions

		•		•	•	•	•		•	•

Stakeholder and rights holder relations

Experience with stakeholder engagement, including communications with stakeholders (e.g., customers, communities, employees, government, media) and rights holders, including Indigenous communities

	•	•	•	•	•	•	•	•	•

Investor relations

Experience in capital markets, including communications and engagement with shareholders, understanding the perspectives of major, long-term and other investors, and experience with the domestic and international business community

	•	•		•	•		•	•	•	•

Geopolitical, government, regulatory

Experience working with government and regulators at a senior level and a strong understanding of the workings of government, regulation and public policy, including regulatory experience in the US, Canada and/or Europe and a deep understanding of the regulatory landscape and the impact of regulation on Cameco’s business

		•	•	•		•	•		•

Nuclear industry

Experience as a senior executive in the nuclear industry in areas relevant to Cameco’s opportunities and risks (e.g., industry business issues, emerging technologies and products, vertical business integration, customers, competitors, design and innovation, domestic and international regulatory environment)

		•		•		•			•

International business and cultural perspectives

Experience working with companies that operate in the same international jurisdictions as Cameco operations (current or developing) or Cameco customers, with a thorough understanding of the business, economic, commodity-trading, cultural, regulatory, and geo-political environment. Relevant jurisdictions include the US, Europe, India and China

		•		•	•	•	•	•	•	•

Capital projects Experience overseeing and evaluating large capital projects, and project management	•	•		•	•	•	•	•	•	•

Mining operations and exploration Experience leading a mining company with reserves, technology, exploration and operations expertise	•			•	•			•

Climate Experience assessing challenges and opportunities facing the business brought about by climate change	•	•		•	•	•	•	•	•	•

36 CAMECO CORPORATION

Board diversity

The board has a mix of diverse skills, backgrounds, experience, gender and age that reflects the evolving demographics and geographic areas where we carry out business. The board believes that having a diverse board is important for effective decision-making and good governance.

The board has a formal written diversity policy, which is available on our website (cameco.com/about/governance) and includes a set of measurable targets to assist Cameco in achieving a diverse board. Among the four designated groups prescribed by the CBCA, our priority to date for board diversity has been to establish and achieve measurable targets for the representation of women and individuals with an Indigenous heritage, rather than members of visible minorities or persons with disabilities, to reflect the diversity of the communities where we operate given the size of the board and unique expertise required for board service. None of the director nominees has self-identified as a member of a visible minority or a person with a disability.

The nominating, corporate governance and risk committee reviews board diversity every year, including the board diversity policy and appropriate diversity targets for Cameco.

Geographic representation

The board also believes it is important to have directors with experience living or working in jurisdictions where we operate or do business. Our diversity policy requires the board to have directors with extensive experience in geographic areas where Cameco has or anticipates having significant business interests.

The residency distribution of our directors is shown in the image to the right. One director nominee is a US citizen and resident, and four director nominees have dual citizenship – two with Canadian and French citizenship, one with Canadian and British citizenship, and one with Canadian and Dutch citizenship.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the CBCA, which requires at least half of our directors to be Canadian residents.

Indigenous perspective

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an Indigenous heritage and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local Indigenous peoples to the board. One director nominee (11%) is Indigenous. The representation of directors with an Indigenous heritage is considered when identifying and nominating candidates for appointment or election to the board.

Gender

Cameco values gender diversity and acknowledges, supports and respects all genders, gender identities, gender modalities and gender expressions. Our board diversity policy, adopted in 2014, requires at least 30% of directors to be women. Women represent 50% (five directors) of this year’s nominees. While the percentage of women directors is taken into consideration when nominating candidates for appointment or election to the board, all director candidates are identified based on skills and qualifications. The board, and two of the board’s five standing committees, are chaired by women.

Age

While the board recognizes the correlation between age and experience, it believes that directors of varying ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages.

2025 MANAGEMENT PROXY CIRCULAR 37

Board, committee and director assessments

The nominating, corporate governance and risk committee oversees the annual performance and effectiveness assessment of the board, committees, the CEO and individual directors. We use questionnaires for the annual process and an independent third party assesses the board, committees and directors every five years.

Questions are formulated to solicit open and meaningful feedback on the board’s effectiveness and its proficiency in providing oversight and guidance on Cameco’s affairs. Assessments are administered confidentially and typically cover the operation of the board, the adequacy of board materials provided, meeting structure, agenda planning, the strategic direction and process, and the board’s oversight of the company’s affairs.

The results are used to assess the board, the CEO, the composition of the committees, meeting effectiveness and the assessment framework, identify any gaps in skills and experience to help ensure that the board is making the best use of each director’s expertise, and other aspects to enhance board performance. Board assessment results are shared with all board members and committee assessment results are shared with the respective committee members.

Directors complete a self-assessment of their skills, performance and relevant experience. One-on-one discussions are held with either the board chair or the chair of nominating, corporate governance and risk committee to discuss capacity and commitment as well as education opportunities. Directors also have an opportunity to give candid feedback on any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board.

Updates on priorities, action plans and improvement opportunities are identified and discussed at the board and committee levels, and action plans are developed as required. We view the board assessment process as ongoing and dynamic to help ensure proper and effective functioning of the board and its committees.

FEEDBACK	>	ANALYSIS	>	OUTCOMES

Feedback is collected through questionnaires and through one-on-one meetings between either the board chair or the chair of the nominating, corporate governance and risk committee and the directors.

The board is evaluated by all directors.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members.

Each non-executive director completes a self-assessment and has opportunity to provide feedback on fellow directors.

The CEO is evaluated by all non-executive directors.

The board and the nominating, corporate governance and risk committee review the board assessment results.

The nominating, corporate governance and risk committee reviews the board chair assessment results.

Each committee reviews their assessment results.

The board chair and the chair of the nominating, corporate governance and risk committee review the committee chair assessment results and the director assessments.

The board chair and the chair of the human resources and compensation committee review the CEO assessment results and meet with the CEO to discuss. The board and the human resources and compensation committee discuss the CEO assessment results.

Priorities and action plans are developed for the board, the board chair, the committees, and the committee chairs, as required.

Development opportunities are identified, as required, for each director.

Independent board assessment

An independent governance advisory firm conducted a board effectiveness assessment in 2022, which included interviews with all directors and executive officers and an assessment of our board composition, succession planning and board renewal process. Results were presented to the board, and an action plan was developed following the board’s review of the report. Progress on the action plan is being monitored by the nominating, corporate governance and risk committee and the next third-party board assessment is scheduled for 2027.

38 CAMECO CORPORATION

Director development

Our directors are knowledgeable about our business and the issues affecting it, the nuclear industry, governance, compensation and related matters. Our director education program expands the directors’ knowledge base to help them effectively oversee our business and affairs, carry out their duties and keep abreast of important developments and issues relevant to Cameco.

Orientation

Our onboarding and orientation program familiarizes new directors with Cameco, issues facing the company, our strategy, culture and values, and what we expect of individual directors, the board and committees. All new directors receive orientation so they can be fully engaged and contribute to the board and committees in meaningful ways.

New directors receive mentorship from a longer serving director and orientation that includes:

•	a company and board orientation session on the organization, including Cameco’s history, culture and values, strategy and business, director expectations and corporate governance practices

•	information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies

•	presentations from management on the nuclear industry

•	round table discussions with the committee chairs and appropriate management representatives for committees they are joining.

All directors can participate in any part of the orientation program. Existing directors who join new committees also attend round table discussions as required.

Continuing education

The board recognizes the importance of continuing education for directors. Directors enhance their understanding of our business by attending:

•	presentations by management on issues relating to key business decisions, strategic planning and enterprise risks

•	presentations on topics requested by directors

•	tours of Cameco-operated facilities or other nuclear facilities

•	conferences, webinars and seminars

•	informal social gatherings with management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through the director self-assessment questionnaire, in individual meetings with either the chair of the board or the chair of the nominating, corporate governance and risk committee, and in board and committee meetings. The corporate secretary’s office regularly communicates with board members about educational opportunities, including relevant conferences, webinars and other events.

Management makes presentations to the board and committees throughout the year to expand the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. Topical information is sent to directors or included in meeting materials as supplemental reading. Directors enhance their practical knowledge of Cameco’s operations and the nuclear industry through visits to Cameco-operated facilities or other nuclear facilities. In 2024, the board members had a site tour of the McArthur River mine and Key Lake mill, and received presentations on environmental, safety, operational and technical matters from management at both sites.

We pay for director education, including the cost for directors to attend conferences or seminars that the board deems appropriate for keeping abreast of developments in the uranium and nuclear industries, corporate governance and best practices relevant to their roles as Cameco directors and responsibilities on specific committees. Our board membership with the Institute of Corporate Directors (ICD) gives directors access to its director development and educational opportunities and governance resources. Directors attend sessions offered by the ICD, the National Association of Corporate Directors (NACD) and other education providers to stay current on developments in governance and areas relating to their committee responsibilities.

2025 MANAGEMENT PROXY CIRCULAR 39

Our directors attended conferences, webinars and e-forums in 2024 as summarized in the table below. Note that the chair of the technical committee received a certificate in cybersecurity oversight in 2024 (see details below).

2024 Director development highlights

Nuclear industry, the uranium market and energy

Various nuclear industry summits, conferences and forums hosted by the World Nuclear Association (WNA), International Atomic Energy Association (IAEA) and Nuclear Energy Institute (NEI)	Tim Gitzel

Small Modular Reactor (SMR) Seminar – The Pennsylvania State University	Kate Jackson

Energy Transitions Metals Summit, – Precious Metals Summit Conferences, LLC and The Northern Miner	Tim Gitzel

Financing the Tripling of Nuclear Forum – Net Zero Nuclear	Tim Gitzel

The National Energy Roundtable: Energy Transition – Can we keep the pace? – The Energy Roundtable	Tim Gitzel

Overcoming First of a Kind Risk: Accelerating SMR Commercialization – Reuters	Catherine Gignac

Governance and compensation

The Complexities of CEO Performance and Succession – ICD	Catherine Gignac

Trends and Insights for 2024 Proxy Season – Hugessen	Leontine van Leeuwen-Atkins
Investment Climate in Canada, Board Succession Planning and Leadership Strategies – ICD	Leontine van Leeuwen-Atkins

Risk, sustainability and cyber security

The Innovation Ultimatum – Steve Brown	All board members

The Conference of Paris: Confronting the Unknown – International Economic Forum Americas (IEFA)	Tim Gitzel

Board Oversight of Social Issues – ICD	Don Kayne

Risk to the Electricity Grid and Resiliency and Sustainability of the Electricity Grid Series – Carnegie Mellon University	Kate Jackson

Greenwashing and Bill C-59 – KPMG	Daniel Camus

Navigating AI from the Boardroom – ICD	Leontine van Leeuwen-Atkins

Digital Transformation – IT: Friend or Foe – ICD	Leontine van Leeuwen-Atkins

Cyber-Risk Oversight Program (certificate program) – NACD/Carnegie Mellon University IT Department

Leontine van Leeuwen-Atkins

•    week-long certificate program covered six modules and included sub-modules, lectures, simulation exercises and six exams

•    received a Certificate in Cybersecurity Oversight

ESG Reporting Update – KPMG	Leontine van Leeuwen-Atkins

A Boardroom Lens on Generative AI – KPMG	Leontine van Leeuwen-Atkins

Building Sustainability Credentials: Can AI End Greenwashing? – CFA Institute	Catherine Gignac

The Role of the Board in Responsible Supply Chain Management – ICD	Catherine Gignac

Audit and finance

Quarterly Accounting and Tax Updates – KPMG	Leontine van Leeuwen-Atkins

Energy Industry Forum for Audit Committees – CPAB	Leontine van Leeuwen-Atkins

Mining Audit Committee Roundtable – KPMG	Daniel Camus

Perspectives on Transformation of Electricity Sector – Calpine	Kate Jackson

2024 Updates for Audit Committee Members – Deloitte	Kate Jackson

Climate

The Board’s Evolving Role in Climate Governance – ICD	Catherine Gignac

Scope 3 Emissions – In Scope for Directors – ICD	Catherine Gignac

40 CAMECO CORPORATION

Board committees

The board carries out its responsibilities directly and through its five standing committees. Committee work fulfills a specific governance role and supports our four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee structure helps ensure directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance. Each committee sets aside time at each meeting to meet in camera and reports the business of its meetings to the board in a timely manner.

Committee responsibilities

Each standing committee assists the board in providing detailed oversight in key areas and has a mandate that sets out the duties and responsibilities of the committee and its chair. Each committee reviews its mandate annually and its performance against the committee mandate.

Specific matters that each committee oversees are addressed in the annual work plan, which drives the committee’s priorities and activities for the year.

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting and chairing the committee meetings, as set out in each committee mandate.

Committee membership

Committee membership is reviewed annually. We strive for periodic rotation of committee members but do not mandate it so we can benefit from the continuity and experience of committee members as appropriate. We also strive for periodic rotation of the committee chairs and each chair position is reviewed annually. Changes are based on the recommendations of the board chair and the chair of the nominating, corporate governance and risk committee and are made in a way that seeks to balance continuity and the need for fresh perspectives, while recognizing each director’s particular areas of expertise.

Cross-committee attendance

Directors can attend any board committee meeting. The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews corporate performance for safety, environment and supportive communities and sets targets for the following year. The chair of the audit and finance committee attends the portion of the human resources and compensation committee meeting when it reviews the corporate financial performance and sets targets for the following year. The chair of the technical committee reports annually to the audit and finance committee on Cameco’s reserves and resources.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors if they receive prior approval from the nominating, corporate governance and risk committee. The human resources and compensation committee engaged an independent compensation consultant in 2024.

Committee reports

The committee reports on the following pages set out each committee’s key responsibilities and highlights for 2024.

2025 MANAGEMENT PROXY CIRCULAR 41

Audit and finance committee

Daniel Camus

(chair since May 2019)

Catherine Gignac

Jim Gowans (served until May 2024)

Leontine van Leeuwen-Atkins

2024           2024

Meetings     Attendance

5   100%

The committee met separately with the chief financial officer, internal auditor and external auditor at every quarterly meeting.

100%

Independent and

financially literate

Daniel Camus and Leontine van Leeuwen-Atkins are the audit and finance committee’s audit financial experts as designated by the board because of their financial expertise and they meet the necessary requirements under US securities laws.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, the adequacy and effectiveness of our internal controls and disclosure controls, legal, regulatory (excluding safety, health and the environment) and ethical compliance, the independence and performance of our external and internal auditors, oversight of specific risks, prevention and detection of fraudulent activities, and financial oversight.

2024 Committee highlights

Financial reporting

•  oversaw the quality and integrity of our accounting and financial reporting processes

•  reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval

•  reviewed and recommended the external auditors’ fees to the board for approval

•  approved the annual audit plan, including pre-approval of all services to be provided (see pages 7 and 8 for details about the external auditor and the fees paid to them in 2024)

•  received regular reports from the external auditors on the audit of our financial statements and the results of their reviews of the unaudited quarterly financial statements

•  assessed the performance of the external auditors, including the regular review of audit quality indicators, and reviewed the annual meeting voting results of the appointment of the auditor

•  reviewed the auditor’s qualifications, independence and depth of business and industry knowledge, tenure and audit partner rotation and recommended the appointment of our external auditor for the coming year to the board

•  regularly met with the external auditor without management present

Risk oversight and compliance

•  reviewed the effectiveness and integrity of our internal control systems and disclosure controls

•  assessed the internal auditor, reviewed and approved changes to the internal audit mandate, and approved the internal audit plan for the year

•  received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management

•  regularly met with the internal auditor without management present

•  reviewed reports about our compliance programs, including the code of conduct and ethics and our global anti-corruption program

•  reviewed, and recommended to the board for approval, amendments to the code of conduct and ethics

•  reviewed related party transactions

•  reviewed policies and programs to monitor compliance with legal and regulatory requirements and received briefings on significant litigation matters

•  received briefings and reports on compliance with Cameco’s investment and hedging program and approved changes to the investment and hedging program

•  received reports on enterprise risks that the committee oversees

•  received quarterly updates on the status of mitigation plans for risks that the committee oversees (including financial, fraud, and other risks within the committee’s mandate)

•  implemented a report to monitor Cameco and controlled subsidiary consulting mandates

•  approved revisions to the marketing risk management program

Financial oversight

•  received and reviewed financial reports and forecasts, (including consideration of Cameco’s outlook, finance and cash flow planning, and consideration of dividend, capital return and hedging strategies)

•  received and reviewed reports on our insurance program and directors’ and officers’ liability insurance

•  received and reviewed the annual supply chain management report

•  reviewed the base shelf prospectus, prospectus supplement and ATM and recommended them to the board for approval

•  received and reviewed a report on cost reductions realized following the McArthur River/Key Lake AMPED UP project completion

•  reviewed 2024 financial performance and evaluated the 2025 financial measures for executive compensation and recommended to the human resources and compensation committee

42 CAMECO CORPORATION

Human resources and compensation committee

Key responsibilities

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation, executive succession and development, pension plan governance, and oversight of material risks assigned to the committee.

2024 Committee highlights

A letter from the chair of the human resources and compensation committee begins on page 66.

Compensation governance

•  monitored compensation trends and emerging issues

•  received and reviewed the annual compensation-related risk report

•  reviewed the “say on pay” voting results

•  selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees, and considered its independence

•  reviewed the compensation disclosure in this circular

Executive and director compensation

•  reviewed benchmarking practices and the compensation comparator group and revised the selection criteria for increased relevance and assessed the ensuing changes, resulting in adoption of a new compensation comparator group for 2025

•  reviewed 2025 executive compensation and incentive plan measures and recommended them to the board for approval

•  assessed 2024 performance against plan measures and targets

Succession planning

•  reviewed succession planning with management and oversaw the succession planning process, including the appointment of a new chief corporate officer and appointing an internal candidate to the new role of chief marketing officer

Risk oversight

•  received reports on enterprise risks that the committee oversees

•  reviewed and recommended amendments to its mandate to the nominating, corporate governance and risk committee for approval

•  received quarterly status updates on the mitigation plans for risks that the committee oversees (including compensation risk, talent management risk, succession risk, and other risks within the committee’s mandate)

•  received and reviewed the annual compliance report on labour-related legislation and regulations

•  considered the risks associated with its compensation programs and concluded that they are not likely to have a material adverse impact on Cameco or its business

Pension plan governance

•  oversaw pension plan governance and management’s supervision of our pension plan, including updates to our governance documents

•  received a report on updates to the retirement investment standard that management oversees

Don Kayne
(chair since May 2018)

Daniel Camus Catherine Gignac Kate Jackson Dominique Minière

2024 Meetings	2024 Attendance
4	100%

100%
Independent

The committee has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

2025 MANAGEMENT PROXY CIRCULAR 43

Nominating, corporate governance and risk committee

Kate Jackson

(chair since May 2024)

Don Deranger (served until May 2024)

Catherine Gignac

Don Kayne (joined in May 2024)

Leontine van Leeuwen-Atkins

2024           2024

Meetings     Attendance

4   100%

100%

Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending qualified individuals as members of the board and its committees, assessing the effectiveness of the board and committees, and overseeing the risk program.

2024 Committee highlights

Corporate governance

•  oversaw the board’s succession planning process, including the selection of two new director nominees for election at the annual meeting on May 9, 2025

•  monitored governance trends and emerging issues

•  reviewed our governance guidelines

•  reviewed director independence and conflicts of interest

•  assessed the size, composition, and mandates of the board and board committees

•  reviewed, and recommended to the board for approval, amendments to the board mandate and amendments to committee mandates

•  reviewed, and recommended to the board for approval, updates to the board committee composition including the appointment of new chairs of the nominating, corporate governance and risk committee, the safety, health and environment committee and the technical committee

•  reviewed our risk policy

•  reviewed the director core attributes and competency matrix

•  reviewed the board’s diversity policy

•  oversaw our director education program

•  oversaw the orientation for new director nominees

•  received an update on management’s stakeholder engagement activities related to governance matters

•  reviewed the board’s budget and recommended it to the board for approval

Risk oversight

•  oversaw our risk program

•  monitored governance-related risks and opportunities

•  received and reviewed an annual report on security of the board portal

•  oversaw Cameco’s political donations program

Board and committee assessments

•  oversaw the annual performance and effectiveness assessment and the ongoing actioning of objectives from the independent third-party assessment in 2022, including assessing and improving the strategy framework

Governance disclosure

•  reviewed governance disclosure in this circular

44 CAMECO CORPORATION

Safety, health and environment committee
Dominique Minière (chair since May 2024) Tammy Cook-Searson Don Deranger (served until May 2024) Catherine Gignac Jim Gowans (served until May 2024) Don Kayne

Key responsibilities

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities for safety, health and environmental matters, and sustainability reporting and disclosure.

2024 Committee highlights

Overseeing and assessing policies and management systems

•  oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•  received reporting on the annual review of Cameco’s management system measures in accordance with the Cameco management system

•  received reports on management’s benchmarking of our policies, systems and processes and monitored them against industry best practice

Monitoring and assessing performance

•  reviewed findings of safety, health and environment (SHE) audits, action plans and results of investigations into significant events

•  monitored metrics and leading indicators implemented to drive continued improvements to our safety performance

•  reviewed the annual SHEQ budget to ensure sufficient funding for compliance

•  reviewed the 2024 environment, safety and supportive communities performance for executive compensation and recommended to the human resources and compensation committee

•  evaluated the 2025 environment, safety and supportive communities measures for executive compensation and recommended them to the human resources and compensation committee

•  received regular reporting on radiation performance

•  monitored trends, significant events and emerging issues through reports from management

Risk oversight and sustainability

•  received reports, presentations and status updates on the mitigation plans for enterprise risks that the committee oversees (including safety, health and environment risks and other risks within the committee’s mandate, including climate change risk)

•  received a presentation on safety from the general manager of the Cigar Lake mine

•  received a presentation from management on the company’s safety communication plan

•  reviewed and recommended to the board for approval, amendments to our SHEQ policy

•  received regular reporting on decarbonization projects and funding, and climate risk management, including updates on physical risk assessment work

•  reviewed, and recommended to the board for approval, the 2023 sustainability report

•  received regular reporting on the company’s sustainability disclosure and reporting

2024 Meetings	2024 Attendance
4	100%
75% Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

2025 MANAGEMENT PROXY CIRCULAR 45

Technical committee

Leontine van Leeuwen-Atkins

(chair since May 2024)

Tammy Cook-Searson

Don Deranger (served until May 2024)

Catherine Gignac

Kate Jackson

Dominique Minière

2024           2024

Meetings     Attendance

5   100%

The committee met separately with the leading qualified person at every meeting.

80%

Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

Key responsibilities

The technical committee supports the board in fulfilling its oversight responsibilities for estimating and disclosing mineral reserves and resources, and major technological and technical matters.

2024 Committee highlights

Cyber security, digitalization and AI oversight

•  received regular reports on cyber security matters

•  received reporting on corporate network and external network penetration testing

•  received reports and updates on digitalization, innovation and technology projects, trends and risks, including those related to artificial intelligence

•  received updates on the SAP/S4 Hana implementation project

Technical oversight

•  received a technical update presentation on Cameco’s Global Laser Enrichment (GLE) asset

•  received a presentation on Cameco’s exploration program

Estimating mineral reserves and resources

•  confirmed our qualified persons for estimating our mineral reserves and resources

•  performed the due diligence process for the year-end reserves and resources reporting

•  reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•  received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•  monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•  received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•  received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•  received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•  received detailed reporting from management on the updated technical reports for Cigar Lake and Inkai

•  received updates from management on committee oversight matters, including the impairment reporting prepared for the audit and finance committee

Risk oversight

•  received reports on enterprise risks that the committee oversees

•  received reporting on Cameco’s exploration program

•  received status updates on the mitigation plans for risks that the committee oversees (including mineral reserves and resources risks, cyber security risks and other risks within the committee’s mandate)

•  reviewed and recommended amendments to its mandate to the nominating, corporate governance and risk committee for approval

46  CAMECO CORPORATION

Our corporate governance

Key governance policies and practices

✓	Independent board. Eight of our 10 nominated directors (80%) are independent.

✓	Non-executive chair leads the board. We maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003.

✓	Share ownership. We require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed.

✓	In camera meetings. At every board and committee meeting, directors meet without management present.

✓

Formal board education program. We continue to enhance the ongoing education of our directors. The nominating, corporate governance and risk committee is responsible for our board education program. The program includes external sessions, management presentations and site visits. Directors are also encouraged to attend relevant conferences and seminars (see page 39).

✓	Risk oversight. The board and committees oversee our risk management program and strategic, financial, operational, cybersecurity and sustainability, including climate change-related risks.

✓	Formal assessment process. The directors assess the board, committees and individual director performance annually.

✓	Independent third-party review. The board assessment process includes an independent third-party effectiveness assessment every five years.

✓	Serving on other boards. We limit the number of other public company boards our directors can serve on, and serve on together.

✓	Board refreshment, director recruitment and board succession. We have term limits and a retirement age policy for directors.

✓	Diverse board. Our board has a diverse mix of skills, background and experience.

✓	Independent advice. Board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities.

✓	Code of conduct and ethics. Directors, officers and employees must comply with our code of conduct.

✓	Long-standing stakeholder engagement. We communicate openly with shareholders and other stakeholders.

✓	Say on pay. We have held an advisory vote on our approach to executive compensation every year since 2010.

✓	Advance notice by-law. We provide the opportunity for a shareholder to submit a director nomination and have them included in the management proxy circular for the annual meeting.

X	No overboarding of directors. No directors sit on more than two other public company boards.

X	No stock option awards for directors.

How the board operates

The board is responsible for supervising the management of our business and affairs, which includes overseeing management and our strategy.

The board encourages open dialogue and works within a climate of respect, trust and candour. The board fulfills its mandate by:

●  maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

●  making decisions that set the tone, character and strategic direction for Cameco

Governance guidelines

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines help ensure we comply with the legal requirements and standards listed above and conduct ourselves in the best interests of Cameco. The guidelines are reviewed and updated regularly.

● approving the vision and value statements and enterprise-level policies developed by management
● regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver value.

2025 MANAGEMENT PROXY CIRCULAR 47

The board carries out its responsibilities directly and through its five standing committees, providing proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and freeing up the board to focus more on our strategic priorities, broader oversight of enterprise and sustainability-related risks, and other matters (see Role of the board below and Board committees starting on page 41).

Role of the board

The company’s articles require our board to have between three and 15 directors. The board has decided that nine directors are to be elected at this year’s annual meeting.

Mandate

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following:

●	selecting, evaluating and, if necessary, terminating the CEO

●	assessing the integrity of the executives and helping ensure there is a culture of integrity throughout Cameco

●	strategic planning and monitoring our performance against the plan

●	succession planning and monitoring management’s performance and compensation

●	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate the corporation’s materials risks.

The board reviews its mandate annually. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (effectively setting out the committee chairs’ position descriptions) (see Board committees beginning on page 41). Each board committee’s mandate is also reviewed annually.

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value, and developing and implementing a strategic plan that will help Cameco achieve its corporate vision.

Our annual objectives become the CEO’s mandate for the year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. CEO performance is assessed every year and includes assessment and feedback from all directors.

The CEO is directly accountable to the board and reports to the board and committees. The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy. The board must approve several kinds of decisions, including:

●	operating expenditures that exceed the total operating budget by more than 10%

●	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

●	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

●	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

48 CAMECO CORPORATION

Board oversight responsibilities

A significant portion of the board’s oversight responsibilities are focused on strategy, sustainability and risk as described below.

Strategy oversight

Guiding and overseeing Cameco’s strategy is one of the principal roles of the board. Cameco’s board collaborates with management to plan and deliver our strategic goals, and is actively involved each year to develop, review and update Cameco’s strategic plan. The board committees are involved in the strategic planning process and provide oversight and accountability for specific areas of our strategic priorities. The board is also focused on ensuring our strategic priorities align with our vision and continue to demonstrate a commitment to our core values: safety and environment, people, integrity and excellence. The board measures our progress and success in achieving our strategic plan by assessing performance results against our annual corporate objectives. The board also discusses potential adjustments to the strategic plan to reflect our progress and adapt to changes in our business and operating environment.

In addition to the annual strategic planning meeting, the board devotes time at each regularly scheduled quarterly meeting to discuss strategic matters with management and assess progress on our strategic plan. In 2024, the board focused on Cameco’s risks and priorities, especially those arising from the growing demand for clean energy, climate-related matters, ongoing geopolitical events, and production at our mining and fuel services operations. The board also focused on oversight of the Westinghouse asset following Cameco’s acquisition of a 49% interest in late 2023.

The board remains focused on our strategy, which is to capture full-cycle value by:

●	remaining disciplined in our contracting activity and building a balanced contract portfolio in accordance with our contracting framework

●	profitably producing from our tier-one assets and aligning our production decisions in all segments of the fuel cycle with contracted demand and customer needs

●	being financially disciplined to allow us to execute on our strategy, invest in new opportunities that are expected to add long-term value, and self-manage risk

●

exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to responsibly and sustainably contribute to decarbonization and help to provide secure and affordable energy.

You can read more about Cameco’s strategic priorities under Our strategy in our most recent MD&A. A discussion of the company’s strategy is also provided in our 2024 annual information form (AIF) and 2024 annual report, both of which are available on our website (cameco.com) and on SEDAR+ (sedarplus.com).

2025 MANAGEMENT PROXY CIRCULAR 49

Sustainability oversight1

Our board is responsible for overseeing the integration of sustainability principles throughout the company – this includes climate-related targets and monitoring progress against these targets. The board’s goal is to help ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk. Oversight of sustainability reporting and disclosure, including climate-related reporting and disclosure, has been delegated by the board to the safety, health and environment committee for review and to make recommendations to the board. The committee considers climate-related risk management at each of its regularly scheduled meetings and considers climate-related performance at least annually during its review of Cameco’s sustainability reporting, and then reports to the board. As an example, climate change scenarios are reported on regularly in accordance with our risk management program.

Sustainability, including climate-related considerations, are integrated in our strategic direction and our business planning processes and reporting. Also, chaired by the senior vice-president and chief corporate officer, our multi-disciplinary sustainability steering committee reviews our approach to sustainability, governance and reporting, and evolving trends. Key outcomes have been our annual sustainability reports, which generally align with Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) principles.

Following our climate change scenario analyses completed in 2024, in 2025, as part of a compensable short-term target, we are striving to develop site-specific adaptation plans for each majority-owned and operationally controlled site that address potentially significant physical climate risks.

See our most recent sustainability report on our website for information about our long-term net-zero ambition, and target to achieve a 30% absolute reduction in Cameco’s combined Scope 1 and 2 GHG emissions by 2030, from 2015 levels.

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 111.

50 CAMECO CORPORATION

Sustainability risks and opportunities are considered annually by the sustainability steering committee, executive and the board. The chart below sets out the current allocation of sustainability topics among the board and committees.

BOARD / BOARD COMMITTEES	SUSTAINABILITY TOPICS

Board of directors	Business strategy Opportunity and impact of energy transition on business strategy

Nominating, corporate governance and risk	Oversight of the Risk Management Program Board diversity Political donations

Safety, health and environment	Regulatory compliance Occupational health and safety Radiation protection Public safety Water Tailings and mine waste Non-mineral waste Indigenous relationships Changing climate conditions

Operational and value chain energy and greenhouse gas (GHG) emissions management

Air emissions

Climate change-related policy and regulation (for example, GHG emission pricing)

Biodiversity and land

Product safety

Transportation safety

Nuclear safeguards

Human resources and compensation	Inclusion and diversity, including our Indigenous workforce Pay equity Employee development	Unions (labour relations) Employee engagement and corporate culture

Audit and finance	Tax strategy Anti-competition Supply chain diversity spend	Anti-corruption Business ethics and integrity

Technical	Cyber security	Exploration

The board also oversees the integration of certain sustainability factors (safety performance, a clean environment and supportive communities) into our executive compensation strategy as success in these areas is critical to Cameco’s ability to achieve long-term success. For more information, see 2024 STI bonus starting on page 92.

Given the nature of our business, climate change and the transition to a net-zero economy create strategic risks and opportunities for Cameco. These risks and opportunities are considered by the board and the safety, health and environment committee as part of the strategy discussions. For example, climate-related risks are included in Cameco’s risk matrix, which is reviewed in connection with each regularly scheduled meeting of the safety, health and environment committee. As part of the board’s ongoing review of strategy, the board considers Cameco’s opportunities associated with the energy transition, as part of the transition to a net-zero economy.

You can find more information about our performance and achievements related to sustainability factors in our annual sustainability report, which is available on our website (cameco.com).

Risk oversight

The nominating, corporate governance and risk committee assists the board in overseeing risk and management’s implementation of appropriate risk management processes and controls. Time is dedicated to risk identification, management and reporting at board and committee meetings. The board includes a strategy session at every regular meeting to review strategic risks, which include risks to the key assumptions of our strategy. In 2024, the board spent time discussing risks relating to the uranium market, including the market outlook, the evolving global geopolitical landscape, labour markets, supply chain disruptions, sustainability matters, including climate related risks and risks related to investments across the fuel cycle.

Management consults with the board on ways it is enhancing its enterprise risk oversight practices, processes and controls. Key performance indicators (KPIs) are tracked to monitor progress against the program objectives and opportunities to advance the maturity of our risk program. In 2024, the risk management group continued to focus on

2025 MANAGEMENT PROXY CIRCULAR 51

consistency and integration of our program, and deepening our understanding of assurance activities that support the effectiveness of risk-mitigating processes and controls. Continuous improvement remains a key component of Cameco’s risk management program. Management’s risk working group met regularly throughout the year, supporting the cross-functional sharing of risk identification and mitigation strategies across the company.

Risks identified throughout the organization are assessed and categorized as functional, tactical or strategic risks:

●

Functional risks are generally preventable business and operational risks with little to no direct strategic impact or affect. These risks often arise in daily operation. The potential outcomes of functional risks are identifiable, certainty can be assessed, and they are generally quantifiable. Cameco manages functional risks on a day-to-day basis. Board committees are assigned oversight of these risks and receive updates on the effectiveness of the controls aimed at mitigating those risks.

●

Tactical risks may be influenced by forces external to the organization. The potential outcomes of these risks are identifiable, but some level of uncertainty can make them difficult to assess. Tactical risks primarily impact Cameco’s corporate objectives and strategy in the medium term generally within a time horizon of one to three years, aligning with Cameco’s budget and business plan. These risks are also assigned to the board committees and regular updates are provided, particularly if risks change or emerging issues arise.

●

Strategic risks, like tactical risks, can be influenced by forces outside the organization. Potential outcomes of these risks can vary significantly, with significant uncertainty making strategic risks difficult to quantify. These risks could challenge the key assumptions within our strategic plan and life of asset plans and are longer-term in nature, generally falling within a time horizon of three to 10 years. Board oversight and reporting is required for these strategic risks. Examples include risks related to nuclear supply and demand and the resulting impact on the uranium price, global geopolitical uncertainty, attraction and retention of a skilled and diverse workforce, and loss of stakeholder support for our operations.

The table below shows the allocation of tactical and functional risks among the five board committees. Risks related to our investment in Westinghouse have been allocated to the board for oversight. You can read about the board committees beginning on page 41 and compensation risk management on page 73.

Committee risk oversight responsibilities

Audit and finance	Human resources and compensation	Nominating, corporate governance and risk	Safety, health and environment	Technical

Oversees financial and legal risks, risks related to achieving economic value from our assets and risks related to supply chain disruptions	Oversees compensation, talent management and succession risks	Oversees the risk program and governance risks	Oversees safety, health and environmental risks related to our operations, including risks related to our tailings facilities and climate-related risks	Oversees risks related to technological and technical matters including cyber security and artificial intelligence risks, the estimating of our mineral reserves and risks related to our mine plans

Our AIF and annual report include more information about the risks relating to Cameco. The 2024 AIF and the 2024 annual report are available on our website (cameco.com) and on SEDAR+ (sedarplus.com).

Risk management

Our risk policy is supported by a formal risk management program. Our risk management program sets out a broad, systematic approach to identifying, assessing, monitoring, reporting and managing the significant risks we face in our business and operations, including consideration of sustainability and climate-related risks that could impact our four measures of success (outstanding financial performance, safe, healthy and rewarding workplace, clean environment and supportive communities). Cameco’s risk management program follows the framework of ISO 31000: Risk Management – Guidelines and applies to all risks facing the company. The program is reviewed annually to help ensure that it continues to meet our needs. We use a common risk matrix throughout the company to assess and evaluate risks. Any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan is considered an enterprise risk. These risks are validated by senior management and are monitored and reported on to the board and committees over the next year. Senior management receives regular risk updates and reviews our progress in managing the enterprise risks.

Management makes decisions to accept, mitigate or transfer identified risks as part of the annual strategic planning and budgeting process. Employees throughout the company are accountable for the risks specific to their area and

52  CAMECO CORPORATION

are responsible for developing and implementing the controls to manage and re-assess risk. Our risk management program captures emerging and evolving risk factors in these areas. You can read more about risk management in our 2024 MD&A and 2024 AIF, both of which are available on our website.

Information technology security

We protect our systems, information and physical assets through a cyber security program that aligns with the National Institute of Standards and Technology Cybersecurity Framework and we implement applicable security controls and benchmarks from the Center for Internet Security. We also work regularly with government organizations such as the Canadian Centre for Cyber Security, which provides regular updates on emerging issues. Our incident response process is well defined and includes keeping external security specialist firms on retainer and maintaining an interface between our security incident response and our corporate crisis management plans, which enables rapid response and the activation of subject matter experts. Cameco does not have dedicated cyber insurance coverage.

On an annual basis, our internal audit team develops a risk-based internal audit plan, which covers one or more cyber security related subjects. As part of our integrated audit, we engage external auditors to complete reviews every year to examine our security controls and IT internal controls. We also commission third-party cyber security experts to complete external multi-stage penetration tests and use their findings to further enhance our security processes and controls. The results of the audits and penetration tests are reported to, and monitored by, the audit and finance committee, the technical committee and the board, as applicable. To date, Cameco has not experienced any significant data breaches, or any significant financial losses relating to cyberattacks, technology failure or security breaches.

Every employee plays a role in protecting Cameco from cyber security threats. We work to educate and inform our workforce to recognize potential threats and help prevent cyber-related incidents. When an employee joins the company, we provide cyber security awareness training and require completion of an annual mandatory e-learning module and acknowledgement that they will abide by Cameco’s policies and best practices for cyber security compliance. We also run a contractor module and a special module for employees who use our industrial control systems. We supplement this training with awareness campaigns, emails on the topic, and articles in Cameco’s weekly email news bulletin and on our intranet.

The technical committee is responsible for overseeing our cyber security risk and receives regular status reports that include updates on mitigating plans and how the risk is tracked as well as a quarterly briefing by the vice-president, business technology systems that includes a cyber-security dashboard report, which provides insight into external cyber risks faced by Cameco, trending on those risks, the potential impact of the threats to our cyber security and benchmarking information. The quarterly dashboard report also includes information about the current state of key security related controls, progress of current security initiatives, and provides updates on Cameco’s security program and playbook. It highlights changes to our cyber security risk profile, provides a self-rating and describes how we are responding to the external environment. The technical committee chair reports to the board on the committee’s cyber security oversight.

The technical committee is also responsible for overseeing our technical and technological projects, opportunities and risks, including artificial intelligence (AI). In 2024, it received presentations from management on how Cameco is thinking about AI, including governance considerations (such as policies, guidelines and security authorizations, data management and cost monitoring), areas where AI is being utilized or piloted, and opportunities that are being explored. In 2024, the board received a presentation on artificial intelligence by Steve Brown, an AI expert. The technical committee chair reports to the board on the committee’s technical oversight which includes AI.

Succession planning and leadership development

The board oversees succession planning to make sure we have a pool of qualified, diverse candidates for senior management positions, and to help ensure that we nurture talent and attract and retain key people for our long-term success. The human resources and compensation committee is responsible for helping ensure that there is an orderly succession plan for the position of the president and chief executive officer and other members of senior management, including in the event of an unforeseen emergency affecting the availability of any of these individuals.

Our leadership development focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on more senior responsibilities and executive roles in the future. The composition of our senior management team is a direct result of this approach.

2025 MANAGEMENT PROXY CIRCULAR 53

In 2024 Alice Wong retired after 37 years with Cameco and was succeeded by Rachelle Girard as senior vice-president and chief corporate officer with oversight of investor relations, human resources, supply chain management, internal audit and corporate ethics. Effective October 7, 2024, David Doerksen was appointed senior vice-president and chief marketing officer, overseeing the international marketing team in the development and execution of Cameco’s marketing strategy. Both Rachelle and David have held positions of increasing responsibility at Cameco over the years.

The human resources and compensation committee reviews an assessment of the operational and leadership competencies and other characteristics the committee believes are required to effectively manage our business and implement the strategic plan as approved by the board. The assessment also covers the development of these competencies and characteristics among current candidates for the CEO role and other executive roles in the organization. The human resources and compensation committee reviews succession planning for other senior management positions annually, and it involves the audit and finance committee when reviewing the succession plan for the CFO, controller and other senior finance roles. The board reviews the succession plan and has opportunities to meet high-potential employees through board presentations and informal social gatherings such as board events/dinners and site visits.

The strategic value of inclusion and diversity

We believe that a broad range of perspectives are an asset to our ability to continue to innovate, manage change and grow as a respected industry leader and employer of choice. We believe that a workforce that brings new ideas, perspectives, experiences and expertise to the company is an important driver of value creation. Our vision is to create a work environment where inclusion is the goal, and a workforce that is representative of the communities in which we operate is a measure of success. We want a culture where each of our workers feels welcome, valued and an integral part of the team. We recognize that to successfully progress towards this culture, we must engage members of the workforce throughout the journey. Our Inclusion and Diversity committee, which was established in 2021, champions this diversity work. Members are drawn from across the organization, helping us engage the workforce through open and respectful communication, advocating, leading and supporting change, and generating awareness and increasing understanding of the benefits of inclusion and diversity. The committee reports to the President and CEO and the senior vice-president and chief corporate officer.

Ongoing efforts are in place to help ensure the inclusion, attraction, retention and development of women, Indigenous peoples, and other underrepresented groups at our operations. We implemented a number of initiatives in 2024 to continue our progress in achieving our long-term inclusion and diversity plan:

●

engaged employees in important inclusion efforts through hosting events for International Women’s Day and Pride as well as created awareness and demonstrated support for National Day of Truth and Reconciliation and Black History Month

●	rolled out mandatory Indigenous Awareness Training to all Canadian supervisors and offered it as optional training to all employees

●	in support of our culture of inclusion and to celebrate Black History Month, the Pan-African flag was flown at our Canadian locations through the month of February for the first time

●	continued work towards the development of a pay equity plan with the engagement of 13 dedicated Cameco employees from across our Canadian locations

●	honoured Murdered and Missing Indigenous Women, Girls and 2 Spirited (MMIWG2S+)

●	increased paid maternity leave and added a paid parental leave offering to employees, and expanded our benefits to include more inclusive offerings.

Our formal commitment to inclusion and diversity is communicated company-wide through our value statements. Our people policy sets out our commitment to developing and supporting a flexible, skilled, stable and representative workforce, and acting to eliminate racism wherever it exists. The policy is supported by multiple corporate human resource programs, standards and practices, including giving preference to Residents of Saskatchewan’s North (RSNs) for employment opportunities in our northern Saskatchewan operations. The policy is available on our website at cameco.com/about/governance/policies-programs.

54  CAMECO CORPORATION

Indigenous workforce

Cameco is a large employer of First Nations and Métis people and our Indigenous employees make up 51% of the workforce at our northern Saskatchewan operations.

In order to continue to build and sustain our Indigenous workforce, we offer strong support and development opportunities for our RSN employees, the majority of whom are Indigenous, including our talent acquisition and development practices and our collaboration and participation agreements with northern communities. We also have a dedicated team of employees in our corporate and community relations department at our head office in Saskatoon, with a presence in northern

Linking our supportive community objectives to compensation

We have compensable objectives in our short-term incentive plan relating to the development of our RSN and Indigenous workforce. See our 2024 STI scorecard on page 92 for details.

Saskatchewan, and human resources representatives at our four northern Saskatchewan operations and corporate office who focus on supporting our RSN employees.

In 2024, Cameco continued to focus on skill enhancement and training in northern Saskatchewan by furthering the development and advancement of our RSN work-placement program. We focused on two streams: internal development for progression and external trades training.

Individual development plans were finalized for 11 RSN employees to further their training, development and growth. Of the 11 employees, 10 are from local communities and six of the 11 employees are female.

In addition, we completed a successful six-month pre-trades training pilot at our Rabbit Lake operation. The Northern Indigenous Trades Training Program, in partnership with the Saskatchewan Indian Institute of Technologies (SIIT), is designed to build skills at an actual mine site, mentor participants and grow careers in the trades, and open doors to apprenticeship opportunities after students complete the course. The curriculum focused on industrial mechanics, heavy duty mechanics, electrical, plumbing, welding and carpentry. Ten women, all from local communities, participated in the program. In November 2024, following the successful pilot, student and staff onboarding began with formal class work beginning in January 2025.

The value of our work in northern Saskatchewan continues to be recognized and supported. In 2024, we received $250,000 in government funding from the Province of Saskatchewan to help offset costs related to the pilot pre-trades program.

As we work to help meet the world’s growing demand for nuclear fuel, we recognize there are workforce challenges as the demand for labour in Saskatchewan’s mining sector is projected to grow by 35 percent by 2034 according to the Saskatchewan Mining Association. We remain focused on generating interest in a career in mining among northern residents, particularly among women as they are under-represented in the sector.

Women in leadership

Cameco is committed to putting women in leadership at the forefront of our inclusion and diversity agenda. Following the initiatives conducted in previous years, in 2024, we continued to:

●	help ensure women were not disadvantaged for any recruitment opportunities, especially for roles traditionally held by men

●	help ensure members of underrepresented groups, particularly women, were identified for developmental, promotion and progression opportunities

●	review pay equity and job promotion/progression processes to help ensure they are free of gender bias.

Most executive appointments are internal candidates, developed and promoted through our succession planning process. We strive for a complement of executives who are women and that at a minimum reflects the proportion of women in our workforce. We expect that our long-term inclusion and diversity plan will result in more women being identified and prepared for senior level positions at Cameco.

Women represent 40% of our senior management team (up from 28% three years ago). We currently have two executive officers who are women, representing 29% of executive officers, and six women who are vice-presidents. Of our total Canadian workforce of 2,798, 690 employees (25%) identify as women.

Our succession planning framework is designed to build advanced competencies throughout the organization and to identify high-potential employees, including women, and prepare them to take on executive roles in the future.

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In addition to internal on-demand coaching and team development sessions, our internal Digital Learning Centre promotes online courses which are centered around Cameco’s leadership competencies and cultural traits. In 2024, our senior management team attended a half day training session on inclusive leadership. The training focused on identifying top leadership behaviours that can enhance a culture of inclusion at Cameco.

Diversity of senior management

We have a diversity plan with specific objectives set for each year to improve workplace diversity. Our efforts to date have focused on improving the diversity of Cameco’s talent at all levels and diversifying our talent pipeline, rather than setting specific targets for the representation of women, individuals with an Indigenous heritage, persons with disabilities or members of visible minorities among our executive officers. By focusing on improving the diversity of our talent and talent pipeline, we are able to increase diversity throughout the company. Although we have not set diversity targets for executive officers, two (29%) of our executive officers are women. None of our executive officers has self-identified as a member of a visible minority, Indigenous or a person with a disability.

A diverse senior management team is our goal and is considered when planning for succession. We consider the representation of women, members of visible minorities, individuals with an Indigenous heritage and persons with disabilities in our leadership succession planning, including the appointments of executives. Our current processes are helping us evaluate how to remove barriers and ultimately increase representation of these four groups. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

By identifying the number of women at various levels, the table below shows the evolution of gender diversity at Cameco, particularly in leadership positions, over the last three years.

	Women

	2024	2023	2022

All employees	25%	25%	24%

Directors and above	27%	25%	23%

Vice presidents and above	40%	35%	28%

Executive officers (the number of executive officers increased from six to seven between 2023 and 2024)	29%	33%	20%

Internal controls

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems, and receives regular reports on internal controls from management. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, that our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluates the effectiveness of our system of internal control over financial reporting.

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Our expectations of directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independent media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

●	comply with our code of conduct and ethics and governance guidelines

●	promptly report any perceived, potential or actual conflict of interest

●	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in

●	diligently prepare for each board and committee meeting

●	attend all board meetings, their committee meetings and the annual meeting of shareholders

●	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

●	participate in our board education program

●	participate in the board, committee and director assessment process.

Code of conduct and ethics

Our code of conduct and ethics sets out how we uphold our value of integrity, and it applies to all employees, officers and members of Cameco’s board and subsidiary boards. The code describes our principles and guidelines for ethical behaviour at Cameco and with our shareholders, our communities and all our stakeholder groups.

We strive to create an environment where our employees live our values every day. Our code promotes the highest levels of personal conduct and ethical standards in compliance with applicable law, while promoting a spirit of fairness and honesty. The code encourages respect for privacy and confidential information and fosters open and honest communication and disclosure.

Our values define our culture and provide a framework for who we are, how we behave as we strive to achieve our purpose, and how we maintain an excellent reputation. The values and commitments we live by each day are organized according to the following four core themes.

SAFETY AND ENVIRONMENT	INTEGRITY

●   The safety of people and protection of the environment are the foundations of our work. We all share in the responsibility of continually improving the safety of our workplace and the quality of our environment.

●   We are committed to keeping people safe and conducting our business with respect and care for both the local and global environment.

●   Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.

●   We are committed to acting with integrity in every area of our business, wherever we operate.

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PEOPLE	EXCELLENCE

●   We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.

●   We are committed to developing and supporting a flexible, skilled, stable and diverse workforce, in an environment that:

●   attracts and retains talented people and inspires them to be fully productive and engaged

●   encourages relationships that build the trust, credibility and support we need to grow our business.

●   We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

●   We are committed to achieving excellence in all aspects of our business.

The code provides guidance on the most relevant issues related to business ethics, such as anti-bribery and corruption, competition law and antitrust violations, human rights, and conflicts of interest, and is supported by our global anti-corruption, competition law, disclosure and respectful workplace programs. Through our code and these programs, we have implemented several compliance measures, such as compliance training, confidential reporting channels and business ethics awareness.

Our governance and compliance structures and processes include the following:

●	our code details our high ethical standards, which are embedded in our internal training programs

●

compliance professionals throughout the organization follow legislative, governance, regulatory and compliance rules, trends and best practices, and strive to maintain a high level of good governance and a compliance mindset across Cameco

●	policies and reporting mechanisms include an ethics (whistleblower) hotline and incident reporting procedures that seek to protect anonymity and confidentiality

●	our privacy officer provides guidance to the company on privacy matters

●	strict policies on conflicts of interest, disclosure of material information, and insider trading.

We review the code every year and promptly communicate any changes.

Training

New employees and board members receive training on the code and must certify when they join the company or the board that they will comply with the code. The training includes key topics such as fraud prevention, privacy matters, acceptable gifts and invitations from vendors, anti-corruption compliance and respectful workplace. Directors and employees declare any actual, potential or perceived conflict of interest, and plans are put in place to mitigate any potential conflicts.

Directors, officers and employees who have senior management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal and human resources are required to complete training on the code (which includes signing a declaration form) every year as set out in the code. In 2024, employees in these target groups completed the online training and declaration form.

Raising concerns

Employees are encouraged to discuss any concerns or potential violations of the code with their supervisor, manager or human resources representative, or notify the legal or internal audit departments or any member of the executive team. If they are uncomfortable doing so, or if they are not satisfied with the action taken to address their concerns, anyone, at any time, can report a concern or violation of the code confidentially and anonymously online, by phone or by mail through our ethics (whistleblower) hotline.

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Our conduct and ethics committee reviews concerns and investigates ethics-related matters under the direction of the audit and finance committee. The audit and finance committee reviews concerns relating to senior management and directors, and reports to the board on Cameco’s compliance with the code.

We are committed to respecting human rights and treating all employees fairly, including providing a harassment-free work environment. We have employee training and protocols for preventing, reporting and addressing harassment and prohibit retaliation against employees who raise concerns or complaints in good faith. Employees also receive training on a respectful workplace and unconscious bias.

Avoiding conflicts of interest

Directors do their best to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest. Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary and not participate in any discussions or decisions about the matter.

The corporate secretary maintains a list of issues and potential conflict situations and monitors them on an ongoing basis. The corporate secretary helps identify when actions may be desirable and consults with legal counsel as necessary to determine whether a director has a conflict.

Related party transactions

The code requires directors, officers and employees to report any related party transactions. Matters are reviewed by the audit and finance committee and the board reviews all related party transactions as described below. In 2024, there were no material conflicts of interest or related party transactions reported by the board, any of the board committees, the CEO or other senior executives.

Our governance guidelines require a director to promptly inform the corporate secretary if an actual, potential or perceived conflict of interest arises. The corporate secretary will bring the matter to the attention of the nominating, corporate governance and risk committee right away for review and recommendation to the board.

If a director has an actual, potential or perceived material interest in a transaction or agreement involving Cameco, they do not participate in any committee or board discussions or decisions related to the possible conflict. Any transactions between Cameco and its officers or directors, other than routine transactions and situations arising in the ordinary course of business consistent with past practice, are reviewed by the audit and finance committee. A conflict of interest and mitigating plans must be approved by the board upon the recommendation of audit and finance committee. If a situation arises between scheduled committee meetings, the chair of the committee has the authority to review the transaction or situation and report the results to the committee at its next meeting.

The board reviews related party transactions when it conducts its annual review of director independence. The nominating, corporate governance and risk committee reviews the definition of independent director and related definitions to assist in determining director independence. The committee also reviews any potential conflicts of interest involving a director for determining independence and assesses whether a potential conflict limits or impairs the role of the director, before recommending to the board directors for nomination for election or appointment to the board.

Our internal audit, accounting, human resources and legal departments review any declared conflicts of interest or related party transactions reported by officers and employees, as applicable.

Serving on other boards

We believe that directors must be able to commit the necessary time to effectively serve on our board. This means our directors must devote sufficient time to properly prepare for and attend board and committee meetings, understand the issues and participate in each meeting. Our directors do not serve on the boards of competitors and cannot join organizations or groups that may have adverse interests, unless they have the board’s permission. Our governance guidelines state that a Cameco director who is an active CEO can serve on a maximum of two public company boards, including their own board and Cameco’s board. Our CEO can serve on one other board with the consent of Cameco’s board. Other directors can serve on a maximum of four public company boards, including Cameco’s board. Members of our audit and finance committee cannot serve on the audit committees of more than two additional public companies without the board’s approval.

The chair of the board or the nominating, corporate governance and risk committee discusses board memberships with each director during their annual interview, including their commitment to the Cameco board and capacity to handle the board and committee workload.

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Our governance guidelines state that directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO and the corporate secretary if they are considering a directorship with another public company. This provides an opportunity for a discussion amongst them to verify that the director continues to have the time and commitment to fulfill their obligations to the board and to satisfy themselves that no real or apparent conflict of interest would result from the appointment. A director can temporarily exceed the limit by one directorship if they declare an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual meeting.

Board interlocks

A board interlock occurs when directors serve together on another board. We do not allow more than two directors to serve together on another public company board and we do not allow directors to serve together on more than two other public company boards.

We do not currently have any board interlocks.

Change in principal occupation

Directors must notify the board chair, the chair of the nominating corporate governance and risk committee and the corporate secretary if and when they accept a new position, including employment with another organization. The director must promptly offer their resignation and the board will decide whether to accept the resignation, taking into consideration whether a real or apparent conflict of interest would result and whether the change impacts the director’s business associations, qualifications, independence or other credentials.

Stakeholder engagement

We recognize the importance of strong and consistent engagement with stakeholders. The long-term sustainability of our business is dependent in part on our ability to effectively build relationships with our stakeholders and work constructively with them for our mutual benefit.

Informed by best practices, our approach to engagement involves setting standards for ways to meaningfully engage with stakeholders. We are committed to having constructive and open dialogue with stakeholders throughout the year on a variety of issues, including our financial performance and business strategy, our policies on corporate governance, our executive compensation program and practices, and our approach to sustainability-related matters.

Through regular, ongoing engagement, stakeholders can increase their knowledge about Cameco and we can receive their views on our practices, strategy and disclosure and answer questions so there is a shared understanding about how Cameco plans to create long-term, sustainable value. We consider all feedback and have enhanced our practices and disclosure over the years as a result.

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Disclosure

We seek to provide timely, open, complete, accurate and balanced information in our disclosure documents.

The table below sets out the disclosure responsibilities of management and the board and board committees. The audit and finance committee is responsible for overseeing the review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Disclosure responsibilities

Disclosure committee

The disclosure committee includes members of senior management and is responsible for:

●   reviewing all news releases and public filings containing material information prior to their release

●   evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can develop appropriate public disclosure that complies with legal requirements

●   providing regular updates on our public disclosure to the audit and finance committee

Board committees

Each board committee reviews the significant public disclosure relevant to its mandate:

●   the audit and finance committee reviews the annual and interim financial statements, MD&A and related news releases

●   the technical committee reviews the reserve and resource estimates and receives reporting on technical reports

●   the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular

●   the safety, health and environment committee reviews the sustainability report

Board

The board also reviews and approves the following publicly filed documents:

●   prospectuses

●   annual information forms

●   US Form 40-F filings

●   reporting in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act

●   other disclosure documents that must be approved by the directors according to securities laws, securities regulations, stock exchange rules or other legislation applicable to Cameco

Members of senior management, including the CEO and the CFO, meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, media and the public. Our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.716.6782
Email:	go to the Contact section of our website and complete the email form.

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Engagement with the investment community

Our investor relations objective is to provide clear, consistent, accurate and transparent communications to the investment community to facilitate informed investment decisions. We communicate regularly in various ways and the following is a summary of our engagement activities with the investment community:

Type of engagement	Frequency	Who engages	Who we engage with

Conference calls	Quarterly	Senior management	The investment community to discuss our progress on our strategy and the trends we are seeing in the market

Conference calls	Ad hoc	Senior management	Investors and the investment community generally as required to address other publicly disclosed material company matters

Annual meeting of shareholders	Annually	Board of directors and senior management	Holders of Cameco common shares are invited to attend the annual meeting of shareholders to vote their shares and participate in the items of business

News releases	As required	Senior management	Disclose material and other information in news releases to the media and the investment community throughout the year

Non-deal investor road shows	Continuous	Senior management	Individual meetings with security holders to discuss publicly disclosed information about our industry, business and operations, answer questions and obtain feedback

Conferences	Continuous	Senior management	Investment community to discuss our business and operations and key industry topics

Meetings, calls and discussions	As required	Investor relations	Investment advisors and institutional and non-institutional shareholders to address any shareholder-related concerns and point them to publicly available information

Direct board and shareholder engagement	As requested	Chair of the board (and other directors as may be identified by the chair)	Significant shareholders to address specific topics and related issues

Regular meetings	Annually	Senior management	Proxy advisory firms like to discuss any issues or concerns or to receive feedback on a particular matter

Ad hoc meetings as requested	As requested	Chair of the board, chair of identified committees Senior management	Shareholder advocacy groups to discuss any issues or concerns or to obtain feedback on a particular subject matter

Say on pay

We have held a “say on pay” advisory vote every year since we introduced it in 2010 and have consistently received strong support from shareholders. We monitor developments in executive compensation and evolving best practices to make sure our policies, programs and decisions are appropriate.

We do a risk assessment of our executive compensation program every year and review our compensation programs and governance practices to support any changes to our business strategy and facilitate alignment with the market and best practices. In 2024, 98.14% of the votes were in favour of our approach to executive compensation. You can write to the board or human resources and compensation committee chair about your views on executive compensation.

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How to engage with the board

You can engage with members of the board by contacting the corporate secretary at corporate_secretary@cameco.com, or by writing to us at our head office address below. You can write in confidence to the chair of the board, the committee chairs or the independent directors as a group. Send your sealed envelope to our corporate office:

Cameco Corporation 2121-11th Street West Saskatoon, SK S7M 1J3 Private and strictly confidential Attention – Chair of the board of directors	You can also use this address to write to the chair of the audit and finance committee or the human resources and compensation committee. Make sure you indicate on the envelope who your letter is addressed to. Envelopes will be delivered unopened to the appropriate party.

Other information

Voting results

We promptly disclose the voting results of our shareholder meetings. We will disclose the voting results on the items of business voted on at this year’s meeting in our report on the 2025 annual meeting, which will be released shortly after the meeting. Go to our website (cameco.com/invest/2025-annual-meeting) or SEDAR+ (sedarplus.com) following the meeting to see the voting results.

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2026. Proposals must be submitted to our corporate secretary between December 10, 2025 and February 9, 2026 for next year’s annual meeting. We did not receive any shareholder proposals for this year’s meeting.

Shareholders who collectively own more than 5% of Cameco’s outstanding shares may nominate individuals to serve as directors, and have their nominations for election included in our management proxy circular for the annual meeting by submitting a shareholder proposal in compliance with the provisions of the CBCA. Shareholder proposals for our 2026 annual meeting of shareholders must be received between December 10, 2025 and February 9, 2026.

Advance notice by-law

In addition to allowing shareholders to nominate directors by shareholder proposal (as discussed above), our by-laws also include an advance notice requirement for nomination of directors by shareholders in certain circumstances. These requirements are intended to provide a structured, transparent and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. In accordance with the by-laws, written notice of nominations must be provided to our corporate secretary no later than 30 days and no more than 65 days prior to the date of the annual meeting and must include the information prescribed in the by-laws. Our by-laws are available on our website (cameco.com/about/governance) and are filed on SEDAR+ (sedarplus.com).

Accessing our governance and other regulatory disclosure

Our key governance documents are available on our website (cameco.com/about/governance):

●   articles and bylaws

●   our governance framework

●   our governance guidelines

●   our code of conduct and ethics

●   the mandates of the board and its committees

●   definition of independent director and related definitions

●   board diversity policy

●   board education program

●   position descriptions for the board chair and the CEO

●   director and executive share ownership guidelines

●   executive incentive compensation recoupment policies.

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Our disclosure documents are available on our website (cameco.com), and filed publicly on SEDAR+ (sedarplus.com) and EDGAR (sec.gov/edgar.shtml), including:

●	2024 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

●	subsequent quarterly reports

●

our most recent AIF, particularly the Governance – About the audit and finance committee section which has additional information about our audit and finance committee, the audit and finance committee mandate (in Appendix A of that document) and other information required by Canadian securities regulators

●	our code of conduct and ethics, articles of incorporation and bylaws, and the board committee mandates

●	our voting results following the annual meeting of shareholders.

Filings with the SEC are available under company filings on its website (sec.gov). You can request free printed copies of these documents by writing to the corporate secretary at corporate_secretary@cameco.com, or at Cameco Corporation, 2121-11th Street West, Saskatoon, SK S7M 1J3.

Compliance

Cameco is a public company and our shares trade on the TSX and the NYSE. We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

●	the corporate governance standards that apply to Canadian companies listed on the TSX

●	the requirements of the Sarbanes-Oxley Act of 2002

●	the NYSE corporate governance standards that apply to foreign private issuers registered with the SEC in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

●

Shareholder approval of equity compensation plans – we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions

●

Appointment of auditors – we comply with the CBCA, which requires that the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board, who recommends the appointment to shareholders.

This circular contains statements and information about our expectations for the future. See page 111 to read about forward-looking information.

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Executive compensation

Cameco’s executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating long-term value.

This section tells you about compensation governance, our approach to compensation, program components, the board’s decisions about 2024 executive pay, including the market context and how pay aligns with our performance.

Message from the chair of the human resources and compensation committee	66
Compensation discussion and analysis	70
• Compensation governance	72
• Compensation decision-making process	75
• Our approach to executive compensation	76
• Compensation components	81
• 2024 Performance and compensation decisions	88
• CEO compensation summary	98
• 2025 Compensation decisions	100
2024 Compensation details	101

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Message from the Chair of the Human Resources and Compensation Committee1

Dear shareholder,

The human resources and compensation committee oversees all aspects of executive compensation, succession planning and leadership development at Cameco. As committee chair, I am pleased to discuss our approach to executive compensation, provide insights to this year’s executive compensation decisions and give an update on changes for 2025.

Approach to compensation

Cameco’s compensation program supports the company’s vision of powering a secure energy future. The program was carefully designed to link compensation to strategy and performance and to align the interests of our executives and shareholders, while staying competitive with the market. The program ties a significant portion of executive pay – including equity-based compensation – to the achievement of objectives that focus the executive team on Cameco’s long-term success and sustainability.

The committee reviews Cameco’s strategy and business plan and recommends performance measures and targets to the board that reflect Cameco’s strategic priorities and four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee assesses corporate and executive performance against these metrics to make its compensation decisions, including the payouts of incentive awards.

2024 Performance and compensation

Cameco delivered strong performance across all segments in 2024. Strong financial performance was supported by higher sales volumes and improved realized prices in both the uranium and fuel services segments. The company also increased uranium production, improved its environmental performance at all sites, and identified significant growth opportunities for Westinghouse.

Management continues to focus on sustaining a strong safety culture, to prioritize the health and safety of workers and people in the communities where Cameco operates, and to reinforce Cameco’s support for and collaboration with Indigenous communities.

Incentive compensation decisions

The short-term incentive (STI) plan focuses on the achievement of specific annual objectives tied to Cameco’s corporate strategy. Performance measures and targets are grouped into our four measures of success, reflecting a holistic approach to performance that includes both financial and sustainability measures. We believe that each component is integral to Cameco’s overall long-term success.

2024 corporate performance resulted in an STI corporate performance multiplier of 139% and reflects:

●	financial performance at maximum payout for adjusted net earnings[2] and slightly below target for cash flow from operations[2]

●

safety performance at target for our leading indicators and slightly better than threshold for the lagging indicator (total recordable incident rate (TRIR)). The board, on the recommendation of the safety, health and environment committee and the human resources and compensation committee, reduced the TRIR result to zero to reflect concerns about the safety trend, increase in recordable injuries, and the potential for more serious outcomes. Management continues to take the important steps required to mitigate injuries, and safety improvement planning remains a key focus for management as well as the committee and the board in 2025

●	environmental performance at maximum payout for the development of a Scope 3 emissions profile and at target for the annual environmental performance targets for all operationally controlled sites

●

performance related to supportive communities at maximum payout, reflecting significant progress on skill enhancement and training in northern Saskatchewan. The focus on internal development for progression resulted in the completion of individual development plans for further growth, while the focus on external trades training

[1]	This section contains forward-looking information. For additional information about forward-looking information, please see page 111.

[2]	This is a Non-IFRS financial measure (see page 94 for an overview of the adjustments).

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attracted northern stakeholder support and resulted in the successful piloting of trades training and the implementation of a trades training program.

Detailed results are set out in the 2024 STI scorecard beginning on page 92.

Performance share units (PSUs) reward strong absolute and relative performance over a three-year period and the payout value is tied directly to Cameco’s share price at the time of vesting. We set revenue and operations measures to align incentive compensation with management’s ability to improve corporate performance over a three-year period while maintaining a balanced, longer-term focus on delivering value. The 2022 PSU awards had two equally weighted performance measures: (i) a measure of relative average realized uranium price compared to industry benchmarks and (ii) an operations measure that included all-in sustaining cash costs and the advancement of critical projects.

The 2022 PSU awards vested on December 31, 2024 with a performance factor of 81.7%, reflecting performance that was above target for Cameco’s three-year relative realized uranium price, and better than threshold for all-in sustaining cash costs (adjusted for cash costs incurred and cost savings achieved due to a shift in our strategic decisions, see page 95) and below threshold for the completion of critical projects due to project delays (see page 96).

President and Chief Executive Officer (CEO) compensation

The committee’s process for assessing CEO performance incorporates feedback from all directors. The committee discusses the CEO’s performance and feedback received before making its compensation recommendations to the board.

A significant component of CEO compensation is at risk and contingent on performance. Tim Gitzel’s 2024 total direct compensation was $7,640,950, up 5% from 2023. This includes a base salary at 2023 levels (the CEO requested not to receive a salary increase in 2024), an STI award of $2,146,000 which reflects strong corporate performance and exceptional individual performance and leadership, and a long-term incentive (LTI) award of $4,325,750 allocated 60% to PSUs and 40% to RSUs. The target LTI award for the CEO was increased from 370% to 470% of base salary in 2025 to align Tim’s compensation with market (using the updated compensation comparator group discussed below), to reflect his high performance during his long CEO tenure, and to recognize the material increase in the scope of his responsibilities following the acquisition of Westinghouse. Tim is a highly seasoned senior executive with deep industry experience and an exemplary leader who retains trust, respect and credibility with Cameco’s investors, employees and key stakeholders.

Leadership succession

The committee oversees succession planning to ensure effective development of leadership talent and an orderly transition to senior executive roles as required. Diversity remains an important factor in Cameco’s ability to continue to innovate, manage change, and grow as a respected industry leader and employer of choice.

In 2024 Alice Wong retired after 37 years with Cameco and was succeeded by Rachelle Girard as senior vice-president and chief corporate officer with oversight of investor relations, human resources, supply chain management, and internal audit and corporate ethics. Rachelle joined Cameco in 2006 and held a number of positions of increasing responsibility over the years and previously served as vice-president, investor relations.

In October 2024, David Doerksen was appointed senior vice-president and chief marketing officer, overseeing the international marketing team in the development and execution of Cameco’s marketing strategy. David joined Cameco in 1998 and has held a number of leadership positions, most recently in the role of vice-president, marketing.

Looking ahead to 2025

We are confident that Cameco’s compensation program is sound, effective, links pay to performance and aligns with Cameco’s vision of powering a secure energy future.

The committee regularly reviews Cameco’s compensation program and practices and makes adjustments from time to time to support Cameco’s business strategy and align with market trends and best practices. Performance measures for the STI and LTI plans are linked to Cameco’s strategic plan and reward annual and long-term success. We scrutinize and test Cameco’s measures annually to ensure there is stretch within the incentive program, including a careful examination of threshold, target and maximum levels for all measures.

The committee approved salary adjustments for the named executives as part of its annual salary review. Base salaries for the named executives will increase in the range of 5 to 9% in 2025 to align with market, based on the

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updated compensation comparator group benchmarking, their more extensive scope of roles at Cameco, and the sustained high performance and deep experience of the team.

Program changes

We are making a number of changes to the compensation program in 2025 to support advancements in Cameco’s strategy and align certain elements more closely with the company’s business needs and goals.

STI plan

●

Safe, healthy and rewarding workplace – the safety leading and lagging (TRIR) indicators will be weighted 10% each beginning in 2025, compared to 15% leading and 5% lagging indicators in 2024, to highlight the focus on safety improvement planning and improve the safety trend

●	Clean environment – measures will focus on the development of site-specific physical risk assessment adaption plans, replacing the 2024 Scope 3 emissions target, which was achieved in 2024

●

Supportive communities – measures will focus on strengthening relations and supporting the development of northern Saskatchewan owned business capacity, with a particular focus on preferred northern contractors, shifting the focus from training and development of employees in northern Saskatchewan, which was also achieved in 2024.

PSU plan

Beginning with the 2025 grants of PSUs, we revised our measures to assess three-year performance. The 2025 PSU measures support Cameco’s strategy and are key to building long-term value for the company and its shareholders, centered on Cameco’s three strategic principles as follows:

●

Strategically aligned contracting discipline (35%) (relative measure) – to motivate management to remain disciplined in our contracting activity and build a balanced portfolio that provides exposure to improving market conditions and downside protection

●

Operationally flexible supply discipline (35%) (absolute measure) – to motivate management to profitably produce from our tier-one assets and align production decisions in all segments of the business with sales commitments under our long-term contract portfolio and avoid being exposed to low quality spot demand or building excess inventory

●

Risk adjusted financial discipline (30%) (absolute measure) – to motivate management to be financially disciplined to allow Cameco to execute its strategy, invest in new opportunities that are expected to add long-term value and to self-manage risk.

Payouts on each measure under the PSU plan will continue to range from 0 to 200%, consistent with market practice.

Compensation comparator group

For 2025, the human resources and compensation committee reviewed and updated the compensation comparator group for setting executive and director compensation. The updated group reflects:

●	the significant changes occurring in the nuclear power industry and Cameco’s business

●

the increase in complexity of our business, demonstrated by a full year of operational experience following the acquisition of 49% of Westinghouse Electric Company (Westinghouse) with Brookfield Renewable Partners (Brookfield)

●	the increase in the breadth of Cameco’s involvement in international business, diplomatic activities and participation in the nuclear fuel and reactor cycles

The updated group includes publicly traded companies in Canada and the US that align with Cameco’s business operations.

The new comparator group is designed to maintain our ability to attract and retain top talent and is based on the following parameters: market capitalization, similar industries, geographic reach, and the scope and complexity of operations. Additions to the comparator group include Westinghouse peers in highly regulated industries and companies offering products and solutions in the nuclear, energy, aerospace and defence sectors. Smaller and less complex companies were removed from the group.

You can find more information about the new compensation comparator group on pages 76 through 78. Complete details will be provided in our 2026 management proxy circular.

You can read more about the program changes in 2025 on page 87.

68 CAMECO CORPORATION

Thank you for your support

The compensation discussion and analysis (CD&A) that follows this letter provides detailed information about Cameco’s compensation philosophy, compensation governance, pay-for-performance program and 2024 results and pay decisions.

We are holding our annual “say on pay” advisory vote at our 2025 annual meeting in keeping with our ongoing commitment to good governance and regular shareholder engagement. Last year Cameco’s shareholders voted 98.14% in favour of our approach to executive compensation. We are encouraged by the consistently strong support we receive from shareholders and value all feedback on executive compensation and other governance matters.

The committee remains confident in Cameco’s future prospects, and we look forward to our continued work on human resources and compensation matters that are such an important aspect of Cameco’s success.

Sincerely,

Don Kayne

Chair, Human Resources and Compensation Committee

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Compensation discussion and analysis

The human resources and compensation committee ensures our executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating long-term value.

WHAT WE DO

✓	Pay for performance. 83% of the CEO’s compensation is at-risk pay – it is variable, contingent on performance and not guaranteed.

✓	Share ownership. We require our executives to own equity in Cameco, and to acquire additional shares using the proceeds from redeeming or exercising vested equity awards until they have met the share ownership guidelines.

✓	Performance based vesting. 60% of the long-term incentive vests at the end of three years based on our absolute and relative performance against two equally weighted measures (a financial measure and an operations measure).

✓	Benchmarking. We benchmark executive compensation against a comparator group, and target compensation within a competitive range of the median of the group.

✓	Caps on incentive payouts. Payouts are capped under our STI and PSU plans. The human resources and compensation committee and the board cannot use its discretion to exceed the caps.

✓	Stress testing and back testing. We stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee considers long-term incentive awards previously granted when granting new awards.

✓	Clawbacks. Our clawback policies apply to all named executives and all incentive compensation awarded.

✓	Independent advice. The committee receives compensation advice from an independent advisor.

✓	Disclosed realized and realizable pay. The value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value.

✓	Modest benefits and perquisites. These are market competitive and represent a small part of total executive compensation.

✓	Employment agreements. Employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco.

✓	Double trigger. The severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control.

WHAT WE DON’T DO

x	No repricing of stock options.

x	No tax gross-ups.

x	No excessive severance obligations.

x	No bonus amounts or value of equity awards included in pension calculations.

x	No hedging of shares or equity awards.

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2024 Named executive officers

We have six named executive officers (named executives) in 2024: the chief executive officer, chief financial officer and the next three most highly compensated officers at December 31, 2024, as listed below, and one former officer who would have otherwise qualified as one of the next three most highly compensated officers if she was employed at December 31, 2024.

Name and title	Background and experience

Tim Gitzel President and Chief Executive Officer

Tim Gitzel was appointed president and chief executive officer on July 1, 2011 and has over 30 years of senior management experience in the nuclear energy sector. He previously served as senior vice-president and chief operating officer at Cameco.

Prior to joining Cameco, Tim was executive vice-president, mining business unit for Orano (formerly AREVA) in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries. See the director profile on page 20 for his complete biography.

Grant Isaac Executive Vice- President and Chief Financial Officer

Grant Isaac was appointed executive vice-president and chief financial officer on February 1, 2023. Prior to this promotion, he served as senior vice-president and chief financial officer since July 1, 2011. He has executive oversight responsibilities for finance, tax, treasury, corporate and community relations, strategy and risk, and marketing. Grant was previously senior vice-president, corporate services from 2009 to 2011.

Grant is a member of the Westinghouse board and serves as the chair of its audit committee.

Prior to joining Cameco, Grant was a professor at the Edwards School of Business, University of Saskatchewan beginning in 2000 and was appointed as the Dean of the Edwards School of Business in 2006. Grant earned a BA (economics) and an MA (economics) from the University of Saskatchewan and a PhD from the London School of Economics.

Brian Reilly Senior Vice- President and Chief Operating Officer

Brian Reilly was appointed senior vice-president and chief operating officer on July 1, 2017 and has executive oversight responsibilities for our fuel services division, mining operations, technical services and operational excellence. He was previously vice-president, mining, projects and technology. Brian’s career at Cameco began at Cameco Australia in 2011 where he was managing director responsible for strategic vision, planning and overall direction.

Prior to joining Cameco, Brian held the position of president & CEO of Titan Uranium and previous positions with Orano (formerly AREVA), including vice-president human resources and industrial relations. At Orano, Brian was responsible for coordinating and developing the KATCO project in Kazakhstan and the Kiggavik project in Nunavut.

Sean Quinn Senior Vice- President, Chief Legal Officer and Corporate Secretary

Sean Quinn was appointed senior vice-president, chief legal officer and corporate secretary on April 1, 2014. Sean has executive oversight responsibilities for legal, corporate development, exploration, safety, health, environment and quality, and our Kazakh joint venture. Sean was previously vice-president, law and general counsel from 2004 to 2014.

Sean’s career with Cameco spans more than 30 years. He has been at the forefront of Cameco’s major international business deals, including most recently, Cameco’s acquisition of 49% of Westinghouse. Sean serves, or has served, on the boards of some of Cameco’s key investments. He currently serves on the Westinghouse board, and he served as chair of the GLE board until the end of 2024 and as a member of the board of Bruce Power from 2007 to 2014.

Heidi Shockey Senior Vice- President and Deputy Chief Financial Officer

Heidi Shockey was appointed senior vice-president and deputy chief financial officer in February 2023. Heidi has executive oversight responsibilities for finance, tax, treasury, risk and business technology services.

Heidi’s previous role was vice-president, controller for 10 years and she has been with Cameco since 2005 in increasingly senior leadership roles. She also held leadership positions as treasurer and as manager, operations accounting for Cameco’s mining division and operations controller. Heidi serves on the Commissionaires Board of Governors – North Saskatchewan Division, and as an ad hoc member of the Royal University Hospital Foundation audit and finance committee.

Alice Wong former Senior Vice- President and Chief Corporate Officer

Alice Wong retired as senior vice-president and chief corporate officer in June 2024.

Alice’s career with Cameco spanned more than 35 years. She previously held the role of vice-president, safety, health, environment, quality and regulatory relations and also held leadership positions in corporate responsibility, communications, community investment, government relations and investor relations and has experience in marketing, corporate development and strategic planning.

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Compensation governance

The board has ultimate responsibility for compensation at Cameco. It oversees our compensation policies and practices and assesses compensation based on balanced short- and long-term performance, relative to pre-determined measures for financial, operational excellence and sustainability performance. The board can use its discretion to reduce compensation or, in limited circumstances, adjust compensation upward (but not exceed any caps).

The human resources and compensation committee assists the board in overseeing our human resources policies and programs, executive compensation, succession planning, pension plans and director compensation. The committee reviews all policies and programs relating to executive compensation, which involves:

1.	Establishing the annual corporate objectives to assess performance

2.	Determining the base salaries, short-term incentive awards and long-term incentive awards

3.	Evaluating performance

4.	Reviewing and recommending executive compensation to the board for review and approval.

The committee is qualified, experienced and 100% independent. It currently has five members of varying tenure. Don Kayne serves as committee chair and brings strong executive compensation, risk management, governance and CEO experience to the role. Other members have strong backgrounds in finance, risk oversight, governance and executive compensation. You can read more about the committee members in their director profiles starting on page 17.

Years on committee	2	8	13	7	2

Expertise of committee members

Business and industry experience	•	•	•	•	•

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	•	•	•	•	•

Governance background	•	•	•	•

Risk oversight experience	•	•	•	•	•

Executive leadership	•	•	•	•	•

1.	Member of the audit and finance committee.

2.	Member of the nominating, corporate governance and risk committee.

3.	Member of the safety, health and environment committee.

4.	Member of the technical committee.

Independent advice

Meridian Compensation Partners (Meridian) serves as independent consultant to the human resources and compensation committee, a role it has fulfilled since December 2011. Management retains a different external consultant as a general resource on human resources and other matters and Mercer serves as management’s consultant.

The committee considers the independence of its compensation consultant and reviews all fees and terms of consulting services to be provided by the independent consultant. The committee reviewed Meridian’s 2024 report on independence as contemplated by the NYSE rules and is satisfied with the report. It also confirmed Meridian’s independence.

72 CAMECO CORPORATION

While the committee considers recommendations provided by its compensation consultant and management in addition to other information, it is ultimately responsible for its own decisions.

Meridian assists the committee in its annual review of Cameco’s compensation program, and regularly reviews 10 aspects of our executive compensation program:

• compensation principles	• performance measures and assessment of performance • share ownership • plan governance and risk mitigation • supplemental executive pension program • disclosure of executive compensation.
• comparator group
• target compensation of the CEO and the senior executive team
• pay mix
• incentive plan design

The table below shows the fees paid to Meridian in 2023 and 2024. Meridian did not provide any services to management in either year.

	2024	2023

Executive compensation-related fees	$103,772	$84,908

All other fees	–	–

Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2024, including:

• a review of the comparator group

• a compensation risk review

• education sessions on compensation and governance trends

• a review of our executive compensation program and STI and PSU plan objectives and performance measures

• benchmarking of the director compensation program

• a review of the 2024 incentive plan targets and performance against targets

• a pay-for-performance assessment of CEO realizable pay

• a review of the compensation discussion and analysis (CD&A)

• consulting on numerous compensation governance matters, including clawbacks, proxy advisor policies, realized and realizable pay disclosure, and ISS pay-for-performance modeling.

Compensation risk management

Our compensation program is designed to encourage the right management behaviours. The program uses a company-wide balanced scorecard approach to assess performance, motivate appropriate risk-taking and avoid excessive payouts to executives and employees.

We mitigate executive compensation risk through appropriate oversight and compensation plan design. The human resources and compensation committee oversees compensation risk (see page 43), and Meridian conducts a compensation risk review annually for the committee. Specific corporate governance policies related to compensation program risk management include our clawback policy, share ownership requirements and anti-hedging policy.

Meridian’s 2024 assessment concluded that Cameco’s compensation program and policies drive a balanced approach to short- and long-term risk and are not likely to have a material adverse effect on Cameco, its business or its value.

Clawback policy

All named executives are subject to a clawback policy that applies to all incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows the board and the human resources and compensation committee to decide how to apply the policy and recoup the incentive compensation of the executive at fault if there is an accounting restatement due to material non-compliance with financial reporting requirements under securities laws, and the executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement and was overcompensated as a result of the restatement.

In 2023, we adopted an executive incentive compensation recoupment policy to meet the new requirements of the SEC and the NYSE (the SEC Clawback Policy), enhancing our compensation governance and our efforts to manage compensation-related risk. The SEC Clawback Policy requires the clawback of certain incentive-based compensation

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paid to current and former executive officers if Cameco is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements under securities laws and such executives would have received less incentive-based compensation under the restated numbers than they actually received. The SEC Clawback Policy applies a no-fault standard and does not require misconduct on the part of the recipient. Incentive-based compensation includes any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure.

The SEC Clawback Policy is in addition to Cameco’s original clawback policy and in addition to any other action or remedy available to Cameco against the executive under applicable rules, including termination of employment for cause. A copy of both policies are available on our website.

Share ownership requirements

Our share ownership guidelines require executives to meet the required levels of ownership within five years of their appointment. We expect executives to hold the shares they currently own and to purchase additional shares with the after-tax proceeds from redeeming or exercising equity awards until they have met their ownership requirements (see page 79).

Anti-hedging policy

We prohibit directors, officers and employees from using hedging strategies to offset a decrease in market value of our shares or the market value of equity awards granted as compensation.

Our securities trading guidelines prohibit:

•	trading while in possession of confidential material information

•	tipping of confidential information to anyone

•	speculative trading in or hedging of Cameco securities or related financial instruments

•	holding Cameco securities in margin accounts

•	fraudulent trading or market manipulation of Cameco securities.

74 CAMECO CORPORATION

Compensation decision-making process

The board, the human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The chart below shows our process, the different inputs we use to determine compensation, and the flow of information, recommendations and approval by our board.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation as appropriate. The compensation principles set out below were adopted by the board and guide all executive compensation decisions at Cameco.

Six compensation principles

Team	Performance	Retention

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance	Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance, depending on short-term and long-term performance	Focus part of the LTI (PSUs) on absolute and controllable performance measures and provide a portion of the LTI in RSUs to retain skilled executives

Shareholder alignment	Benchmarking	Market competitiveness

Use share ownership requirements and equity-based compensation to align executives with long-term interests of shareholders	Benchmark shareholder experience and compensation program against a comparable group of companies	Target executive compensation within a competitive range of market median, depending on scope of role, experience and performance, to ensure we can attract and retain our executive talent

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Our approach to executive compensation

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. It has four goals:

•	Attract, retain and motivate executives, who are operating in a highly demanding, complex and competitive global business environment

•	Establish a clear link between corporate performance and executive pay

•	Motivate executives to create value by rewarding them for successfully achieving corporate and individual performance objectives over the short and long term

•

Ensure a significant portion of total compensation is at risk, focused on business outcomes and financial and sustainability performance, and is tied to share value to align the interests of executives and shareholders.

Benchmarking

We benchmark Cameco’s executive compensation within a competitive range of market median relative to a comparator group. Performance, scope of the role, experience and internal equity are also considered by the human resources and compensation committee when making compensation decisions.

Compensation comparator group

Our objective is to have a robust comparator group of companies for benchmarking executive and director compensation, with the following characteristics:

•	in highly regulated and integrated industries

•	with a global customer base

•	that operate infrastructure that is critical for energy, national and climate security.

The depth and breadth of the business activities of the comparator companies should reflect the complexity and scope of operational, geopolitical, industrial and market factors that Cameco manages operating across the nuclear fuel and reactor cycles.

For 2024, the comparator group remained the same as in 2023. However, during 2024 we reassessed our comparator group and made changes for 2025 as set out below.

The table below sets out the composition of the 2024 compensation comparator group we used to assess both 2024 executive and director compensation.

2024 Compensation comparator group

Diversified metals and mining	Energy (oil, gas and methanol)	Utilities, energy infrastructure and power producers

Agnico-Eagle Mines Ltd.

Centerra Gold Inc.

Eldorado Gold Corporation

First Quantum Minerals Ltd.

Hudbay Minerals Inc.

IAMGold Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold Inc.

Nutrien Ltd.

Pan American Silver Corp.

Teck Resources Limited

	ARC Resources Ltd. Veren Inc. (formerly Crescent Point Energy Corp.) Enerplus Corporation[1] MEG Energy Corp. Methanex Corporation Ovintiv Inc.	TransAlta Corporation

1.	Enerplus Corporation entered into a business combination with Chord Energy Corporation in 2024.

Changes to compensation comparator group for 2025

For 2025, the human resources and compensation committee reviewed and updated the compensation comparator group. The updated group reflects the significant changes occurring in the nuclear power industry and our business, demonstrated by a full year of operational experience following the acquisition of 49% of Westinghouse Electric Company (Westinghouse), as the strategic partner, with Brookfield Renewable Partners (Brookfield). These changes have resulted in an increase in the range of Cameco’s involvement in international business, diplomatic activities and

76 CAMECO CORPORATION

participation in the nuclear fuel and reactor cycles. The updated group reflects the environment of growing scope, complexity, risk and opportunity that Cameco now operates in.

Cameco is a publicly traded, global nuclear energy company based in Canada. We are in a unique situation as there are no publicly traded peers in the world that are directly comparable to us. For 2025, we have updated the compensation comparator group to include a cross-section of companies in the mining, energy, infrastructure, and highly regulated and precision engineering and manufacturing industries. This better reflects the industrial integration, the scope and degree of complexity of our business and the increased international focus of Cameco’s business activities following the Westinghouse acquisition.

As the strategic partner, Cameco plays a pivotal role in setting the strategic direction and capital allocation priorities for Westinghouse, further expanding Cameco’s participation in the nuclear energy space. The new comparator group reflects Cameco’s unique position as a global market leader in the provision of nuclear fuel supplies, services and technologies. Setting executive pay using the new comparator group will enhance our ability to attract and retain top talent while aligning executive incentives with the long-term interests of our shareholders.

The human resources and compensation committee evaluated companies that are similarly positioned as leaders in their industry and nuclear companies headquartered in North America. We used the following parameters to evaluate potential peers: market capitalization, similar industries, geographic reach, and scope and complexity of operations. The human resources and compensation committee considered the companies in our current peer group, companies in Westinghouse’s peer group, and other publicly traded companies in Canada and the US whose business operations align with the following evaluation criteria:

•

Market capitalization/Size: Given the unique position of Cameco in the nuclear space, market capitalization (.5x to 2x that of Cameco) is a better indicator of complexity and scope than revenue, with total assets and enterprise value as supplemental considerations.

•

Relevant and regulated industries: Comparators are drawn from a cross-section of companies in the nuclear adjacent space in comparable and related industries (for example, uranium mining, fuel services and companies servicing the nuclear sector), as well as diversified metals, mining and energy companies.

•	Geographic scope: Comparators are Canadian and US companies with global operations.

•

Complexity of operations: Comparators reflect Cameco’s complex business model and structure of operations, and primarily include companies with a fully-integrated product cycle or multiple subsidiaries with a breadth of value chain steps in their operations (for example, R&D, sales and engineering).

In considering complexity, the human resources and compensation committee assessed:

•

Industrial complexity: The nuclear power industry is a highly sophisticated and technological industry. Globally, there are no other publicly traded uranium companies whose operations span the scope of the nuclear fuel and reactor cycles that Cameco’s or Westinghouse’s operations cover, including exploration, mining and milling, refining, conversion, heavy-water fuel fabrication, enrichment (in development), all phases of the operating plant lifecycle for the global light-water reactor fleet and the development and deployment of reactor technologies.

•

Geopolitical complexity: The vast majority of transactions in the nuclear power industry require government-to-government interaction that catapults nuclear fuel into broader policy interactions and deliberations. With growing recognition of the critical role that nuclear power is expected to have in the achievement of energy, national and climate security objectives, Cameco often occupies a central role in national and international policy systems, given its deep understanding of the nuclear fuel and reactor cycles and its position as one of the leading global providers of nuclear power products, services and technologies across the fuel and reactor cycles.

•

Regulatory complexity: Unlike other mining companies, our mines and fuel services operations are regulated under standards set for nuclear reactor operators where exacting regulatory and technical standards, precision and safety are paramount to the business. Comparatively, the nuclear industry (fuel and reactor cycle) experiences the most breadth (measured by number of regulators) and depth (measured by number of evaluative criteria) of regulatory oversight of any commercial industry reflected in complicated licensing and permitting processes that are both time and resource intensive.

•

Marketing complexity: Uranium cannot be thought of as a mining commodity (precious metal or base metal). It is not traded in meaningful quantities on a commodity exchange. Utilities have historically bought the majority of their uranium under long-term contracts that are bilaterally negotiated with suppliers. Uranium is sold under long-term contracts that require a sophisticated and integrated global marketing platform working directly with our customers on sales, transportation, logistics and regulatory market access strategies which is not comparable to base metal

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or precious metal mining companies. In addition, demand for uranium (the product) cannot be separated from the demand for the services required to create a bespoke fuel assembly (conversion, enrichment and fabrication). Further, many of our customers are governments or state-owned entities, which adds complexity and risk, including protection of intellectual property rights and the transfer of controlled nuclear technologies.

Additions to the comparator group in 2025 include Westinghouse peers in highly regulated industries (offering products and solutions in nuclear, energy, aerospace and defence solutions), electric utilities, including current customers of both Cameco and Westinghouse, other energy companies, and chemical, construction and engineering companies. Smaller and less complex companies were removed from the group. We have continued to include select minerals and mining and energy organizations that are similar to Cameco in size and view Cameco as a peer for talent despite the difference in industry.

The table below sets out the composition of the 2025 compensation comparator group.

Diversified metals and mining	Oil, gas and chemicals	Utilities, energy infrastructure and other power producers	Other highly regulated industries

Agnico-Eagle Mines Ltd. Kinross Gold Corporation Nutrien Ltd. Teck Resources Limited	* Albemarle Corporation ARC Resources Ltd. Methanex Corporation Ovintiv Inc. * TC Energy Corporation[2] * The Mosaic Company	* Constellation Energy Corp[2] * Pinnacle West Capital Corp[2] * TXNM Energy, Inc. [2] * Vistra Corp[2]	* AtkinsRéalis Group[2] * BWX Technologies, Inc.[1,2] * Curtiss-Wright Corporation[1,2] * Dover Corporation[1,2] * Fluor Corporation[2] * Hexcel Corporation[1,2]

* New addition to peer group for 2025

1.	Former Westinghouse peer.

2.	Operations within the nuclear space.

Target compensation

We position base salaries and target total compensation within a competitive range of the median of our comparator group. The graphs below show the 2024 target pay mix for target total direct compensation for our named executives and the proportion that is at risk.

We use financial, operational and sustainability measures to assess performance for the short- and long-term incentive awards.

78 CAMECO CORPORATION

Share ownership requirements

We require share ownership to align the interests of our executives and shareholders. Ownership includes Cameco shares held directly or indirectly and share equivalents such as PSUs and RSUs.

Ownership guidelines by position	Equity used to meet share ownership guidelines
CEO – 5x base salary Executive vice-presidents – 4x base salary Senior vice-presidents – 3x base salary	✓ Cameco shares owned beneficially, directly or indirectly ✓ Value of 50% of unvested PSUs (at target) ✓ Value of unvested RSUs

The human resources and compensation committee regularly reviews our guidelines to make sure they continue to align with market practice. The guidelines were last increased in 2022.

We believe it is reasonable to count unvested PSUs when determining share ownership because they are equity-based awards and constitute the majority (60%) of our LTI awards to executives. As described below, executives are expected to use the after-tax proceeds from the payout of their PSUs to maintain compliance with the share ownership guidelines. To account for the variable nature of PSUs, we only count 50% of the award when determining compliance with the share ownership guidelines. Vested and unvested options are not counted toward meeting the share ownership guidelines.

All named executives are expected to achieve the required levels of ownership within five years of their appointment. If they assume a new position with a higher ownership level, they have an additional three years to meet the increased requirement. If a named executive has not satisfied the ownership guideline within those first five years, or if ownership falls below that level after that time period, they must use the after-tax proceeds from the payout of their PSU and RSU awards and the exercise of stock options to purchase additional shares until the guideline is met.

Currently, all named executives hold significantly more than their requirement and all but one meet the requirement based only on their ownership of Cameco shares, demonstrating that our share ownership guidelines meet their objective of aligning executive interests with those of shareholders. Vested and unvested options are not counted toward meeting the share ownership guidelines.

Assessing compliance

We assess share ownership levels annually for compliance purposes, using the year-end closing price of Cameco common shares on the TSX or the price at the time of purchase (or grant of share units, qualified as mentioned above), whichever is higher.

The CEO exceeds his share ownership guideline of $5,846,000 and each of the other named executives exceeded their requirement at the end of 2024 as shown in the table below. The CEO directly owns Cameco shares equal in value to more than 5x his total direct compensation for 2024 (comprised of all elements from the summary compensation table except for pension value and all other compensation) of $7,640,950.

		Total holdings			Value of holdings (using share ownership guideline value)
						Value of holdings[1]	Multiple achieved	Compliant with share ownership guideline[4]
			Share equivalents			Using market value at year-end
Name	2024 base salary	Cameco shares	PSUs[2]	RSUs[3]

Tim Gitzel[5]	$1,169,200	532,211	58,585	129,704	$53,252,142	$53,252,155	45.5x	Yes

Grant Isaac	$724,500	87,185	28,061	56,969	$12,728,457	$12,728,411	17.6x	Yes

Brian Reilly	$573,100	27,961	17,104	37,891	$6,131,246	$6,131,278	10.7x	Yes

Sean Quinn	$523,100	69,554	15,522	32,909	$8,720,249	$8,720,271	16.7x	Yes

Heidi Shockey	$414,000	11,635	10,984	18,295	$3,024,008	$3,023,954	7.3x	Yes

1.	Based on total holdings multiplied by the closing share price of $73.91 on the TSX as of December 31, 2024.

2.	50% of the number of unvested PSUs valued at target.

3.	Number of unvested RSUs.

4.	Alice Wong is not included in the table because she retired in 2024. She complied with her share ownership requirements prior to her retirement.

5.	See Tim Gitzel’s profile on page 20 for the total number and full value of the CEO’s shares, PSUs and RSUs.

2025 MANAGEMENT PROXY CIRCULAR 79

Alignment with our strategy

Our executive compensation program is directly aligned with the strategic plan. Measures based on our corporate objectives form the basis of the compensable targets under the short-term incentive plan. PSU awards are measured against absolute and relative performance over a three-year period, with the actual payout determined by outcomes against targets based on our long-term strategic goals.

We establish corporate objectives to achieve our strategic plan, and measures, targets and weightings for our incentive plans are approved by the board every year (see our most recent MD&A, particularly the Our strategy section for more information about our strategy).

We group our corporate objectives into our four measures of success:

•	outstanding financial performance

•	safe, healthy and rewarding workplace

•	clean environment

•	supportive communities.

Our four measures of success allow us to proactively manage the financial and sustainability risks and opportunities that could impact our business and the execution of our strategy. We believe that each is integral to our overall success and that together they will help ensure our long-term sustainability.

80 CAMECO CORPORATION

Compensation components

The chart below shows the current multi-year, strategic balance of components that make up total direct compensation for the named executives.

Stock options are no longer part of our long-term incentive mix (the last stock option awards were granted in 2019). Previous awards were based on market competitiveness of the LTI package and other factors (you can find details about the stock option plan in Appendix C on page 116).

The table below is a summary of the components that make up total compensation at Cameco.

Form	Performance period	How it is determined	Risk management features

Base salary	Fixed compensation that is competitive with the market

Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness, individual performance and internal equity.	Paid throughout the year and provides a base level certainty to named executives for fulfilling their responsibilities. Fixed pay represents 17-28% of total target direct compensation for the named executives.

Short-term incentive (STI)	Variable, at-risk compensation that encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy

Cash	One year	Focuses on specific annual objectives. Target payout based on market competitiveness and other factors. Actual payout based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance measures weighted and scored in our scorecard. Actual payout on all measures ranges from 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using a balanced scorecard of different performance measures reduces the risk associated with emphasizing a single (or limited) performance measure.

Long-term incentive (LTI)

Variable, at-risk compensation that encourages achievement of longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and is subject to a clawback policy

Performance share units (PSUs)	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives.

The number of PSUs granted is based on market competitiveness of the LTI package and other factors.

Payout is based on our overall absolute and relative performance when the units

Provides a focus on long-term performance based on established targets for absolute and relative measures. Three-year vesting period supports long-term decision-making and management of the business. PSUs vest at the end of three years, maintaining a focus on long term performance and the performance payout

2025 MANAGEMENT PROXY CIRCULAR 81

Form	Performance period	How it is determined	Risk management features

		vest. Payment is made in Cameco shares purchased on the open market, or in cash.	factor is capped to moderate incentives to take risks. Stretch targets are based on challenging goals.

Restricted share units (RSUs)	Three-year term, with vesting at the end of three years

The number of RSUs granted is based on market competitiveness of the LTI package and other factors.

The realized value is based on Cameco’s share price when the units vest.

Payment is made in Cameco shares purchased on the open market, or in cash.

Provides a balanced incentive to take appropriate risks. Three-year vesting period supports retention and maintains longer-term focus for decision-making and management of the business.

Pension

Defined contribution registered pension plan and defined benefit supplemental executive pension program	Ongoing	Based on market competitiveness and legislative requirements.	Tax-efficient way to provide employment benefits. Provides security for employees and their families.

Group benefits

Group insurance, health and dental coverage and income protection	Ongoing	Based on market competitiveness.	Provides comprehensive insurances and benefits to employees and their families.

Base salary

We generally target base salaries within a competitive range of the median of the compensation comparator group. We review base salaries every year and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role as well as internal equity to make sure any increases are fair and balanced. Salary adjustments, if any, for our named executives normally take effect on January 1.

Short-term incentive (STI) plan

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year. The STI award is based on the executive’s target award as a percentage of their base salary and actual corporate and individual performance.

Individual executive targets are set around the median of those of our comparator group. The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and closely aligns the interests of executives and shareholders. The annual cash bonus is based on performance for the year and paid in the following year after the release of our year-end results.

The table below shows the target levels and weightings used to establish the 2024 STI awards for the named executives.

Position	Target 2024 STI award (% of base salary)	Corporate performance weighting	Individual performance weighting

CEO	130%	80%	20%

Other named executives	65-100%	80%	20%

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Setting STI performance measures

The board uses an additive balanced scorecard approach, establishing measures and weightings for STI performance each year based on the committee’s recommendations. STI performance measures, including sustainability measures, are selected for their alignment with and in support of the successful achievement of our strategic plan.

Driving strong annual corporate performance

Our STI plan focuses on Cameco’s four measures of success, driving strong financial, operational and sustainability performance directly aligned with our strategic plan.

STI performance measures undergo a rigorous review process – management brings them forward to the human resources and compensation committee, the audit and finance committee and the safety, health and environment committee where they are reviewed to ensure they appropriately support our strategic plan and are achievable with significant effort. Stress testing is done on different performance scenarios and back testing is carried out on previous performance and compensation decisions to make sure decisions and outcomes are appropriate. The human resources and compensation committee then recommends the corporate objectives to the board for approval.

Financial and sustainability objectives are each weighted 50% and emphasize our balanced scorecard approach as well as our commitment to integrating sustainability measures into our executive compensation. In addition, the CEO and other named executives have specific objectives, including sustainability-related goals, as part of their individual performance measures under the STI plan. The sustainability objectives relate to safety, clean environment, and the company’s role in supporting communities where we operate.

Measuring corporate performance and determining the corporate performance multiplier

We assess corporate performance by how well we achieve the STI performance measures which reflect our four measures of success. Cameco must meet a minimum level of performance (threshold) on each measure for a payout of 50%, otherwise the payout for that measure is 0%. Achieving target performance produces a 100% payout on a measure. The maximum payout on any STI measure is 200%.

As part of the process in determining the corporate performance multiplier, the human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, environment, supportive communities and related corporate results and with the audit and finance committee on our financial corporate performance. The human resources and compensation committee then brings forward a recommendation to the board.

The board can use discretion to make adjustments so that the corporate performance multiplier appropriately reflects performance and discourages excessive risk-taking when there are significant external headwinds and tailwinds that were not contemplated or reasonably expected when the objectives were set under the plan.

The STI plan pays out at a maximum of 200% of target if performance on every measure is exceptional. The board cannot use its discretion to exceed this cap. We disclose any use of discretion, together with the rationale and the specific circumstances.

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Measuring individual performance

The board assesses the CEO’s individual performance. It determines individual performance measures and weightings, using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•   overall corporate performance

•   implementation of the CEO’s strategies to increase long-term value

•   achievement of the CEO’s individual performance objectives.

The committee reviews feedback from all directors, reports from management, and the CEO’s self-assessment, and consults with its compensation consultant before making its recommendation to the board.

Driving strong individual performance

Our STI plan integrates the individual performance of our named executives, focusing on strong leadership effectiveness, as a member of the executive team, their individual areas of responsibility and human capital management, including inclusion and employee safety, health and wellbeing and development.

The CEO assesses the individual performance of each executive team member and recommends to the committee the individual performance measures and weightings, using the annual corporate objectives, with consideration given to the executive’s influence over each area. The CEO compares actual performance to the objectives and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board. The board approves all decisions on executive compensation.

Individual performance has a maximum payout factor of 150%.

Determining the payout

The corporate performance multiplier and individual performance multiplier are used to calculate the annual STI bonus based on the formula below.

Long-term incentive (LTI) program

Our LTI program provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market. Payout of awards depends on achievement of performance measures. Both performance and share price impact the realizable value of equity-based compensation, underscoring the strong link between pay and performance.

Generating shareholder value

Our LTI program is designed to create value and align shareholder interests with our PSU plan, driving strong absolute and relative performance, and our RSU plan, focusing on strong share performance.

Our LTI program includes PSUs and RSUs, a mix that has been in place since 2020 and allows us to use different criteria for at-risk compensation. PSUs and RSUs both have a three-year term. The ultimate value of PSUs is based on absolute and relative performance and our total shareholder return. The ultimate value of RSUs is based on our total shareholder return. Both PSUs and RSUs focus management on the importance of future value and drive corporate performance over the longer term.

The committee evaluates the mix of LTI awards every year and considers market trends, the level of the position, internal equity and overall market competitiveness. The committee set the 2024 LTI target mix at 60% PSUs and 40% RSUs for all named executives.

84 CAMECO CORPORATION

Position	LTI award (% of base salary)	Actual % of PSUs and RSUs granted in 2024 (PSUs/RSUs)

President and CEO	370%	60/40

Executive Vice-President and Chief Financial Officer	275%	60/40

Senior Vice-President and Chief Operating Officer	225%	60/40

Senior Vice-President, Chief Legal Officer and Corporate Secretary	200%	60/40

Senior Vice-President and Deputy Chief Financial Officer	200%	60/40

former Senior Vice-President and Chief Corporate Officer	200%	60/40

LTI components

Award	How it is used	Business focus	Who participates	Vesting	How it is settled	Alignment with shareholders

PSUs (page 85)	60% of target LTI award	Performance criteria Directly linked to long-term, absolute and relative performance	Vice-presidents and above	Units vest at the end of three years	Cameco shares purchased on the market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period and to outperform on both an absolute and relative basis Non-dilutive

RSUs (page 87)	40% of target LTI award	Ties a portion of future compensation to the longer-term performance of our shares	Vice-presidents and above	Units vest at the end of three years	Cameco shares purchased on the open market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period Non-dilutive

LTI awards are granted annually on the first business day in March after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes the first business day in March, we will grant the awards on the next trading day after the blackout period has ended. The board can grant special LTI awards at other times during the year for promotions, new hires or to address specific business issues. PSUs and RSUs earn dividend equivalents in the form of additional units. Dividend equivalents vest at the same time as and in proportion to the underlying share unit and are paid out when the award is settled.

PSU plan

Each PSU granted under the PSU plan represents an opportunity for an executive to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or the cash equivalent of those common shares, if elected by the named executive once share ownership requirements have been met).

Setting PSU performance measures

PSUs are based on absolute and relative performance, so management maintains a balanced, longer-term focus on delivering value. The human resources and compensation committee reviews the PSU performance measures and multipliers every year and recommends them to the board for approval. The performance measures and multipliers are challenging and determined at the time PSUs are granted.

We use two equally weighted measures, one for each of absolute and relative performance, so management maintains a balanced focus on delivering shareholder value over the long term.

2025 MANAGEMENT PROXY CIRCULAR 85

The table below shows the measures and weightings for PSU awards granted in 2024, which have a 2024 to 2026 performance period.

Measure	Weighting	Description	What it measures

Average relative realized uranium price 0 to 200%	50%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●  EIA (US energy information administration) price for sales in the US

●  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2023, 2024 and 2025 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product, and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly available and set by independent third parties.

Operations measure 0 to 200% All-in sustaining cash cost (AISCC)[1]	50%	Achieve three-year cumulative cost reductions at the Saskatchewan tier-one operations.	Measures absolute performance and ties directly to our strategic plan.

PERFORMANCE MULTIPLIER Maximum of 200%		The overall performance factor is the sum of the two equally weighted measures above.

INITIAL PSU AWARD		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT

Payout amount is the initial number of PSUs granted, plus dividend equivalents, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares or the cash equivalent of those common shares, after deducting applicable withholding taxes.

1.

Cash outlay to sustain the operation of the site. It does not include growth capital or royalties. This information is prepared as part of each site’s annual three-year business and budget plan and is incorporated in the monthly financial report for each site.

Measuring performance and determining the performance multiplier

The formula below shows how the final number of PSUs are calculated when the units vest to arrive at a payout. Performance is assessed against each measure and the overall PSU performance multiplier reflects absolute and relative performance and is the sum of two equally weighted measures.

We must achieve threshold performance on a measure in order to achieve the minimum performance multiplier of 50%. For performance between threshold and maximum, the performance multiplier for that measure is based on a straight-line interpolation. Performance is capped at 200% for maximum performance.

* Represents the number of PSUs granted plus the dividend equivalents earned during the performance period.

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New in 2025

Beginning with the 2025 grants of PSU awards, new absolute and relative measures will be used to assess three-year performance under the plan. The new measures support Cameco’s strategy and are key to building long-term value for the company.

The new measures center on Cameco’s three strategic principles as follows:

●   Strategically aligned contracting discipline (35%) (relative measure) – we are using our average realized uranium price relative to industry benchmarks to motivate us to remain disciplined in our contracting activity and build a balanced portfolio that provides exposure to improving market conditions and downside protection

●  Operationally flexible supply discipline (35%) (absolute measure) – we are using our three-year cumulative actual production compared to cumulative budgeted production for the same period to motivate us to profitably produce from our tier-one assets and align production decisions in all segments of the business with sales commitments under our long-term contract portfolio and avoid being exposed to low quality spot demand or building excess inventory

●  Risk adjusted financial discipline (30%) (absolute measure) – we are using adjusted EBITDA compound annual growth rate (CAGR) over the next three years compared to budgeted adjusted EBITDA CAGR over the same period to motivate us to execute on our strategy, invest in new opportunities that are expected to add long-term value, and self-manage risk.

Payouts on each measure under the PSU plan will continue to range from 0 to 200%, consistent with market practice.

See page 100 for more information about the 2025 PSU awards. Details about vesting and payout will be provided in our 2028 management proxy circular.

RSU plan

RSUs provide retention value as each RSU represents one notional common share and the opportunity to receive a Cameco common share purchased on the open market at the end of the three-year vesting period based on our share price, or the cash equivalent of those common shares. RSUs are a common form of LTI in our compensation comparator group.

Pension

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan – We have a registered defined contribution plan for eligible employees. All the named executives participate in the defined contribution plan. We contribute 13% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual maximum allowed by the Canada Revenue Agency, which was $32,490 in 2024.

Supplemental program – This non-contributory supplemental defined benefit executive pension program is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada).

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 105 for more information).

Benefits

Group benefits – We provide group benefits to all of our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our compensation comparator group. These benefits include life insurance, long-term disability insurance, salary protection in the event of short-term disability, extended health care, dental care and emergency medical coverage.

Perquisites – Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our compensation comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan, additional life insurance and commission payments on the purchase of shares on LTI payouts, as applicable.

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2024 Performance and compensation decisions

Our financial performance in 2024 benefitted from the return to our tier-one production level, with higher sales volumes and an improvement in average realized prices in our uranium segment based on the continued execution of our strategy, which is centered on contracting, supply and risk-managed financial discipline. Although both net earnings and adjusted net earnings in 2024 were lower than in 2023 primarily due to the impact of purchase accounting on the full year results of Westinghouse, our other key financial metrics improved significantly, including significantly higher adjusted EBITDA, which we believe is a better measure to assess our operating performance.

Cameco has more than 35 years of experience across the fuel cycle, and we have designed our strategy of full-cycle value capture to be resilient. As we execute on that strategy, we will continue to focus on protecting the health and safety of our employees, delivering our products safely and responsibly, and addressing the risks and opportunities that we believe will build long-term value and make our business sustainable. In 2024, Cameco met or exceeded five of our seven STI measures for corporate performance. Overall results on our PSU measures for performance from 2022 through 2024 were below target.

Market context1

Like other commodities, demand for uranium is cyclical. However, unlike other commodities, uranium is not traded in meaningful quantities on a commodity exchange. Before becoming part of a nuclear fuel bundle that is used to generate carbon-free electricity in a nuclear reactor, mined uranium must first undergo several processing steps, which take place over the course of several years, in different facilities around the world. End-user utilities therefore purchase the majority of their uranium and fuel services products under long-term contracts that are bilaterally negotiated with suppliers, and signed at least two years before the fuel is required. The spot market, where material is purchased and delivered within 12 months, cannot satisfy the annual run-rate requirements of the global reactor fleet. Utilities may make small, discretionary purchases in the spot market, typically as one-time volumes and for inventory management, but more than 80% of spot market transactions are between intermediaries, trading the same material multiple times. As a result, volatility in the spot market tends to be driven by changes in the availability of uncontracted, near-term supply, rather than by demand.

Although contracting activity was significantly impacted by uncertainty throughout 2024, history has demonstrated that in general, when prices are rising and high, uranium is perceived as scarce, and utility customers engage in more contracting activity with proven and reliable suppliers The higher demand discovered during this contracting cycle drives investment in higher-cost sources of production, which due to lengthy development timelines, tend to miss the contracting cycle and ramp up after demand has already been captured by proven producers. Conversely, when prices are declining and low, there is generally no perceived urgency among customers to enter into meaningful long-term contracts, and both contracting activity and investments in exploration and new supply decrease dramatically. Following years of low prices and a lack of investment in supply, and as the uncommitted material available in the spot market begins to thin, concerns about security-of-supply tend to overtake the focus on price. Utilities typically re-enter the long-term contracting market to ensure they have a reliable future supply of fuel for their reactors, and the cycle reverts.

There have been four significant events that impacted sentiment and uranium prices, prompting inflections in the uranium commodity cycle over the past 20 years:

●

in 2006, Cameco’s Cigar Lake mine flooded during construction, putting at risk 18 million pounds of future annual supply. As a result of the supply concerns, prices moved higher and then fell back as utilities secured their forward requirements

●

in 2010, Chinese utilities drove a demand shock when they entered the market and signed several large, long-term uranium contracts to underpin the construction of their growing nuclear fleet. Market prices rapidly improved as multiple utilities entered the market simultaneously to secure long-term supply

●

in March 2011, the events at the Fukushima nuclear power plants forced Japan to take its entire reactor fleet offline. Japan, along with several other countries, had to gradually begin rebuilding public trust and acceptance of nuclear energy, and the uranium market entered a protracted period of fundamental over-supply and declining prices primarily due to the continued supply of uncommitted material into the near-term market where there was little demand

1 This section contains forward-looking information. For additional information about forward-looking information, please see page 111.

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●

in 2022, Russia invaded Ukraine and set in motion what Cameco believes to be a geopolitical realignment in energy markets. The realignment highlighted concerns about energy security and national security, resulting in a focus on origin and security of supplies, driving up prices across the fuel cycle (uranium, conversion, enrichment, and fabrication services).

In 2024, the geopolitical uncertainty and heightened concerns about energy security, national security and climate security continued to influence contracting activity, positively impacting long-term pricing for uranium and fuel cycle services.

Market context

$150
$120
$90
$60
$30
$0
Cigar Lake inflow
Chinese utilities enter the market in a sizeable way
Fukushima nuclear incident
Russian invasion of Ukraine
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

		2004	2009	2014	2019	2024
Cameco share price	TSX (CDN$)	$ 20.98	$ 33.93	$ 19.05	$ 11.54	$ 73.91
	NYSE (US$)	$ 17.48	$ 32.17	$ 16.41	$ 8.90	$ 51.39
U_3O_8 price	Spot (US$)	$ 20.60	$ 44.50	$ 35.50	$ 24.93	$ 72.63
	Long-term (US$)	$ 25.00	$ 61.00	$ 49.50	$ 32.50	$ 80.50
UF_6 price	Spot (US$)	$ 9.00	$ 5.75	$ 8.25	$ 22.13	$ 97.00
	Long-term (US$)	$ 10.00	$ 11.00	$ 16.00	$ 18.13	$ 50.00

Nuclear market context

According to the IAEA, globally there are currently 440 operable reactors and 62 reactors under construction. The growing recognition of the role nuclear must play in providing secure, safe, affordable, carbon-free baseload electricity, has led to a rise in demand. Closed reactors are returning to service, reactors are being saved from retirement, life extensions are being sought and approved for existing reactor fleets, and numerous commitments and plans are advancing for the construction of new nuclear generating capacity. This includes several non-nuclear countries that have emerged as candidates for new nuclear capacity using western reactor designs.

There is also increasing interest in small modular reactors (SMR), including smaller versions of existing technology and advanced technology designs, with companies in energy intensive sectors looking to nuclear to help meet growing energy needs while achieving their decarbonization plans. The potential expansion of the markets and use cases for nuclear energy could add significant demand for uranium fuel in the decades to come, with a growing number of agreements being signed and several projects already underway.

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Fuel cycle demand

In this environment, demand and supply fundamentals continued to improve. In addition to ongoing long-term contracting in jurisdictions that have historically relied on western-sourced supplies and services, geopolitical uncertainty is causing some central and eastern European utilities to move away from Russian fuel supply for their Russian-designed reactors. Instead, they are seeking nuclear fuel suppliers whose values are better aligned with their own, and/or whose origin of supply better protects them from potential interruptions. We expect there will be continued competition to secure uranium, conversion services and enrichment services under long-term contracts with proven producers and suppliers who have a diversified portfolio of assets in geopolitically attractive jurisdictions, with strong sustainability performance, and on terms that help ensure a reliable supply is available to satisfy demand.

Uranium prices and fuel cycle supply

Geopolitical uncertainty, energy security, and national security remained the most notable factors impacting security of supply. Several uranium projects restarted in 2024 in support of increased demand and falling secondary supplies, though supply chain and labour-related delays, with higher-than-expected production costs, were a common theme that negatively impacted productivity. Despite the positive long-term price trend in 2024, the deepening geopolitical uncertainty, sanctions and trade policy restrictions, and years of underinvestment in new uranium and fuel cycle service capacities, have shifted risk from producers to utilities. Driven by the Russian invasion of Ukraine, the suspension of mining in Niger, and supply chain challenges, many governments and utilities are re-examining procurement strategies that rely on nuclear fuel supplies from these jurisdictions resulting in more competition for western supply. In addition, sanctions on Russia and import/export restrictions have added to the delivery risks for nuclear fuel supplies coming out of Central Asia.

At the end of 2024, the average reported spot price was $72.63 (US) per pound, down $18.37 (US) per pound from the end of 2023. During the year, the uranium spot price ranged from a month-end low of $72.63 (US) in December per pound to a month-end high of $100.25 (US) per pound in January, averaging $85.14 (US) for the year.

The volume of long-term contracting reported by UxC for 2024 was about 119 million pounds U3O8 equivalent, down from about 160 million pounds U3O8 equivalent in 2023. The average reported long-term price at the end of the year was $80.50 (US) per pound, up $12.50 (US) from the end of 2023. During the year, the uranium long-term price steadily increased from a month-end low of $72.00 (US) per pound in January to a high of $81.50 (US) per pound in November, averaging $78.88 (US) per pound for the year.

With increased demand for western conversion services, pricing in both North America and Europe continued to be strong. At the end of 2024, the average reported spot price for North American delivery reached a record high of $97.00 (US) per kilogram uranium as UF6 (US/kgU as UF6), up $51.00 (US) from the end of 2023. Long-term UF6 conversion prices for North American delivery also reached a record high and finished 2024 at $50.00 US/kgU as UF6, up $15.75 (US) from the end of 2023.

Cameco’s growth profile

Cameco continues to believe the risk to nuclear fuel supplies is greater than the risk to nuclear fuel demand, and we expect that dynamic to create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. As the market continues to transition, we expect to continue to selectively place our uranium and fuel services capacities under long-term contracts to meet rising demand with production from our best margin operations.

With the improvements in the market, the new long-term contracts we have put in place, and a pipeline of contracting discussions, in our uranium segment we plan to produce 18 million pounds (100% basis) at McArthur River/Key Lake and 18 million pounds (100% basis) at Cigar Lake in 2025. In our fuel services segment, we plan to produce between 13 million and 14 million kgU in 2025, which includes the UF6, UO2, UO3 and fuel fabrication required to meet our commitments. Our production decisions will continue to be aligned with market opportunities and our ability to secure the appropriate long-term contract homes for our unencumbered, in-ground uranium inventory, and for our fuel services capacity, demonstrating that we continue to responsibly manage our assets in accordance with our customers’ needs.

The positive market conditions that we expect to benefit our core uranium and fuel services businesses are also presenting significant future growth opportunities for Westinghouse, which we own with our partner Brookfield. In addition to its role as the original equipment manufacturer providing outage and maintenance services, engineering support, and components and parts for about 50% of the operating global nuclear reactor fleet, Westinghouse also designs, develops and procures equipment for new AP1000 nuclear reactors, with licensing agreements that allow Westinghouse to benefit from the construction of other reactor designs that incorporate AP1000 technology. Once a

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new reactor begins commercial operation, further opportunities are added for both Westinghouse and Cameco through future reactor services and fuel supply contracts. In February 2025, based on its 2024 performance, Cameco received its first cash distribution of US$49 million from Westinghouse.

Share performance

At the end of 2024, Cameco’s share price was up over 30% compared to the end of 2023. We believe the increase reflects the recognition that the company is positioned as a global leader in the sector, with an extraordinary asset base, proven operating track record, long-term contract portfolio, downstream investments in the fuel cycle, strong sustainability commitment, employee expertise, comprehensive industry knowledge and strong balance sheet.

The graph below compares Cameco’s TSR to the return of the S&P/TSX Composite Total Return Index over the past five years, assuming an initial $100 investment at the end of 2019 and reinvestment of dividends over the period.

The graph also compares our TSR to the total compensation of our named executives. The reported compensation reflects the named executives’ compensation from the summary compensation table in our previous management proxy circulars. For the most part, executive compensation decreases as the TSR decreases and increases as the TSR increases.

See the lookback table in CEO compensation summary on page 98 for information about how the CEO’s realized and realizable compensation relates to shareholder return.

2025 MANAGEMENT PROXY CIRCULAR 91

2024 Compensation decisions

Base salary

After careful consideration of external market projections and pressures and a comparison of Cameco’s base salaries to those of the company’s compensation comparator group, each named executive received an increase in base salary of 3.5% for 2024, except the president and CEO who requested not to receive an increase.

2024 STI bonus

Corporate performance was assessed at 139% for 2024. Detailed results are reported in our 2024 STI scorecard below. For each measure, we must achieve threshold performance to receive a 50% payout on that measure, while performance at target produces a 100% payout, and maximum performance provides a 200% payout. There is no payout if performance is below threshold. Payouts for maximum performance are capped at 200% to mitigate excessive risk-taking.

2024 STI scorecard				Actual performance	Performance		Weighting	Multiplier
Measure	Threshold	Target	Maximum

OUTSTANDING FINANCIAL PERFORMANCE (50% weighting)

Adjusted net earnings were $355.0 million for 2024, which achieved performance that was greater than maximum, resulting in a payout of 200.0%. We recorded cash flow from operations, before working capital changes, of $915 million, which was near target and resulted in a payout of 95.4%.

Achieve targeted adjusted net earnings	$150	$301	$346	Adjusted net earnings were $355.0 million[1], above target performance, resulting in a payout of 200%.	200.0%	x	25% =
Achieve targeted cash flow from operations (before working capital changes) ($ millions)	$660	$941	$988	Cash flow from operations (before working capital changes) was $915.0 million[1], which is just below target performance, resulting in a payout of 95.4%.	95.4%	x	25% =
SAFE, HEALTHY AND REWARDING WORKPLACE (20% weighting) Performance was strong on our leading indicator measures and slightly above threshold on TRIR, our lagging indicator measure.
If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.
Leading indicators – achieve targeted leading indicators (completion of safety critical training, job task observations and ergonomic assessments/corrective actions).	80.0%	95% to 105%	120.0%	The combined completion rate of safety critical training, job task observations and ergonomic assessments/corrective actions was 96.0%, which was at target performance.	100.0%	x	15% =
Lagging indicator – strive to achieve no injuries at any Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses (measured by TRIR2).	2.30	1.80 (target range of 1.40 to 2.10)	1.10	We achieved TRIR[2] of 2.26, which was slightly better than threshold performance for safety. The board adjusted performance on this measure downward for a score of zero to reflect their concerns about the safety trend, increase in recordable injuries and the potential for more serious outcomes. There were no significant safety incidents in 2024.	0%	x	5% =

1.

We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. See Non-IFRS financial measures below for more information.

2.

The total recordable incident rate (TRIR) is an Occupational Safety and Health Administration (OSHA) safety metric that was adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone.

92  CAMECO CORPORATION

SUPPORTIVE COMMUNITIES (15% weighting)

As part of our long-term strategy to work collaboratively with Indigenous peoples and local communities wherever we operate, programs aimed at skill enhancement and training for Residents of Saskatchewan’s North (RSNs) continued to be a priority in 2024. We continued to build on our successes by focusing on internal RSN development and external trades training at the Rabbit Lake site in a collaborative effort within the organization and engagement with the local communities. Eleven employees participated in the internal RSN development program with 10 from local communities and six of the 11 participants being women. The pilot post-secondary trades training program was implemented with northern stakeholder support, including a partnership with Saskatchewan Indian Institute of Technologies to deliver the program, and all 10 participants in the pool were filled from local communities. We had strong representation of women in the pilot program, with 100% of participants being women. We also received funding from the Province of Saskatchewan to help offset the costs related to the pilot program. These efforts resulted in maximum performance, building on the foundation for skills development and furthering our efforts to maintain both our strong Indigenous employment record and our important relationships with northern and Indigenous communities in Saskatchewan.

Further RSN development and progression with a specific focus on two streams: internal development for progression and external trades training.	Obtaining northern stakeholder support for a pan-northern pilot post-secondary trades training program at a Cameco northern Saskatchewan site, with a goal that at least 50% of the participant pool in the training is from the primary impact communities. Developing a partnership with an education institution to deliver the program	Implementing an internal RSN development program for future progression with 10 employees (50% female representation) from the primary impact communities. Implementing the pilot post-secondary trades program as outlined in the threshold level, with a minimum of 10 first year students (50% female representation	In addition to achieving what is noted in the threshold and 100% target levels, achieving greater than 50% female representation in both programs. Obtaining external funding support for the post-secondary trades program	All requirements for threshold and target performance were met or exceeded, and female representation is greater than 50% in both programs and external funding has been secured for offset of costs related to the pilot pre-trades program, which results in achievement of 200% of target.	200.0%	x	15% =

CLEAN ENVIRONMENT (15% weighting)

Cameco’s 2024 environmental performance targets were focused primarily on mitigating specific risks in each area of our operations. They focused on (i) divisional environmental targets and (ii) publishing total Scope 3 emissions value and method for quantification. Performance on the environmental divisional targets was at target and Scope 3 emissions value and method for quantification were published which resulted in maximum performance.

If an incident occurs that results in, or has reasonable potential to result in, a significant environmental impact (impairment of ecosystem function), or current and future remediation costs exceeding $10 million, or a significant environmental fine or has a reasonable potential to result in a significant negative impact on the company’s reputation, the payout will be 0%.

Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	95% to 105%	120%	Environmental performance was within the target performance range. There were no significant environmental incidents in 2024.	100.0%	x	10% =
Publish total Scope 3 emissions value and method for quantification.	Publish Scope 3 total in the 2023 sustainability report	Develop Scope 3 profile with breakdown by category and identify key Scope 3 contributors	Develop Scope 3 profile with category breakdown and engage with >15% of our value chain on this topic	Developed robust calculation methodology Published total in 2023 sustainability report. Developed category breakdown for 2024 reporting. Engaged with >15% of value chain on this topic.	200.0%	x	5% =
				2024 CORPORATE PERFORMANCE MULTIPLIER

2025 MANAGEMENT PROXY CIRCULAR 93

Non-IFRS financial measures

The adjusted net earnings and cash flow from operations (before working capital changes) in the 2024 STI scorecard are different than what are reported in the 2024 MD&A. For further details, see Non-IFRS measures on page 65 of our 2024 MD&A, which is incorporated by reference herein and as filed on our website (cameco.com) and on SEDAR+ (sedarplus.com).

The following tables reconcile adjusted net earnings and cash flow from operations as reported in the 2024 MD&A to the amounts used for compensation purposes.

December 31 (millions)
Adjusted net earnings from page 66 of our 2024 MD&A	$292.0
Adjustments for foreign exchange rate differences[1]	(84.0)
Impact of Westinghouse purchase price accounting[2]	109.0
Unrealized foreign exchange[3]	73.0
Share-based compensation[3]	(35.0)

Adjusted net earnings for compensation purposes	$355.0

Cash provided by operations from page 17 of our 2024 MD&A	$905.0
Adjustments for:
Changes in working capital	52.0
Foreign exchange rate differences[1]	(42.0)

Cash provided by operations for compensation purposes	$915.0

1.

For the purpose of compensation, assumptions are made regarding the impact of foreign exchange rates on our financial results. Differences between the actual and assumed exchange rates (net of tax) are adjusted from the actual results.

2.	Purchase price accounting adjustments associated with fair values assigned to Westinghouse’s net assets at the time of acquisition were not incorporated in our compensation targets for 2024.

3.

In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. These adjustments were not included in our original compensation targets for 2024.

Individual performance results

CEO individual performance was assessed against the following core measures set for 2024, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

In developing its recommendation for the board, the committee assessed overall CEO performance using these measures as well as corporate performance, implementation of our strategy to create long-term sustainable value, recommendations from the independent compensation consultant, feedback from board members and the CEO’s own self-assessment.

The board discussed the results of the CEO’s assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2024 STI award. The board’s decision to approve a payout to the CEO on individual performance that was above target was based on the CEO’s exceptional leadership, strategic initiatives and significant performance results achieved in 2024 (see page 98).

For each of the other executive team members, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2024 and approved the CEO’s recommended performance assessments for each of the other executive team members, including the named executives. Alice Wong received a pro-rated STI award for 2024 as she retired mid-year.

Individual performance assessments acknowledge the strong leadership of the executive team during a very positive year.

94 CAMECO CORPORATION

2024 PSU and RSU awards

2024 PSU and RSU awards were granted to the named executives as set out below:

	PSUs (60%)			RSUs (40%)
Name	Number granted[1]	Grant value[2]	Performance period end date	Number granted	Grant value[2]	Vesting date

Tim Gitzel	47,200	$2,596,000	12/31/2026	31,450	$1,729,750	03/01/2027

Grant Isaac	25,000	$1,375,000	12/31/2026	16,650	$915,750	03/01/2027

Brian Reilly	14,050	$772,750	12/31/2026	9,400	$517,000	03/01/2027

Sean Quinn	14,700	$808,500	12/31/2026	9,800	$539,000	03/01/2027

Heidi Shockey	9,050	$497,750	12/31/2026	6,000	$330,000	03/01/2027

Alice Wong	11,800	$649,000	12/31/2026	7,850	$431,750	03/01/2027

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted

The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $55.00, the closing price of Cameco shares on the TSX on the trading day immediately before the award.

2022 PSU payouts

The 2022 PSU awards vested on December 31, 2024 with corporate performance for the 2022 to 2024 performance period assessed at 81.7%. Performance was assessed at above target for Cameco’s three-year relative realized uranium price, and at threshold for the operations measure which included all-in sustaining cash costs and the completion of critical projects which were subject to project delays.

In considering the calculation of the all-in sustaining cash costs, the committee included cost savings that were realized as a result of the change in strategy and which materially benefited the business. The additional strategic costs and benefits included:

•

additional workforce and the advancement of certain projects and equipment purchases to improve operational reliability and allow for expanded production for the ramp up of production more quickly and preparation for additional flexibility and optionality at the McArthur River Mine and Key Lake mill

•

the critical project investments at the Key Lake mill to improve productivity and reliability, contributing to record production in 2024 and savings of over $125 million when comparing our share of the increased production at Key Lake to market purchases (using the 2024 average cash cost of production compared to the 2024 average purchase price).

The table below shows the calculation of the payout, which includes the initial number of PSUs granted in 2022, plus the dividend equivalents earned on those units over the three-year performance period, multiplied by the PSU performance multiplier. Payouts were made to each named executive on March 3, 2025 based on $61.1398, the actual average purchase price of our common shares purchased on the TSX on that date on behalf of the named executives.

Name	2022 PSU award plus dividend equivalents (# of units1)		(Multiplier x Weighting)				Total value of 2022 PSU payout
			Average realized uranium price		Operations measure

Tim Gitzel	77,361						$3,864,292

Grant Isaac	29,281						$1,462,668

Brian Reilly	22,578	x	(113.3% x 50%	+	50% x 50%)	=	$1,127,869

Sean Quinn	18,345						$916,359

Heidi Shockey	5,483						$273,906

Alice Wong	18,950						$946,610

1.	Number of units rounded to the nearest whole number. Actual payouts are calculated using the precise fractional number.

The PSU scorecard on the next page shows the PSU performance multipliers, as well as the threshold, target and maximum for each objective and our results against both performance measures under the plan at the end of the performance period. Payout formulas have been established for each performance measure, considering different levels of threshold performance to determine the performance multiplier, and to cap payouts to eliminate excessive risk-taking.

2025 MANAGEMENT PROXY CIRCULAR 95

2022 PSU scorecard				Actual performance	Performance multiplier		Weighting
Measure	Threshold	Target	Maximum
Average realized uranium price Achieve an average realized price in US dollars for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe. The 2022 grant is based on 2021, 2022 and 2023 sales due to timing of when pricing information is available.	$32.90	41.13	$49.36	Achieved an average realized price for uranium sales of $43.30 (US), which is higher than the target of the weighted average price for sales in two industry benchmarks for the same period.	113.3%	x	50% =
Operations measure Achieve all-in sustaining cash cost of $1,165.3 million from Cigar Lake and our Ontario fuel services for 2022 and our three Saskatchewan tier-one operations for 2023 and 2024. ($ millions)	$1,281.8	$1,165.3	$1,048.8	All-in sustaining cash cost of $1,263.5 million from the identified operations for the three-year period 2022 to 2024 was better than threshold [1].	50.0%	x	50% =
Complete critical operational projects.	Two months late	On time	Two months early	Below threshold for critical project achievement.
PSU PERFORMANCE MULTIPLIER (sum of the weighted multipliers)

1.

Due to a shift in our strategic decisions during the performance period, there was a $125 million cost savings achieved following cash costs incurred. The calculation of the all-in sustaining cash costs was therefore adjusted to reflect all-in sustaining cash costs of $1,388.5 million less $125 million in savings to arrive at $1,263.5 million, which resulted in performance better than threshold.

The following table provides additional details for calculating the performance multipliers for the 2022 PSU awards.

Performance measures (and weighting)	Threshold performance	If we achieve:	Then the performance multiplier is:
Average realized uranium price (50%)	80% of our target of 100%	Less than 80% of the corresponding target price	0%
		80 to 120% of the corresponding target price	50 to 150% (in a straight-line interpolation)
		More than 120% of the corresponding target price	150%
Operations measure (50%)
All-in sustaining cash cost	$1,281.8 million over a three-year period (target is $1,165.3 million)	More than $1,281.8 million	0%
		$1,048.8 million to $1,281.8 million	50 to 150% (in a straight-line interpolation)
		Less than $1,048.8 million	150%
Critical operational projects	Complete the critical operational projects on time	Two months late	50%
		One month late	75%
		On time	100% (in a straight-line interpolation)
		One month early	125%
		Two months early	150%

The 2020 and 2021 PSU awards vested below target, highlighting the strong link between pay and performance and the at-risk nature of the LTI award.

96  CAMECO CORPORATION

The table below shows the PSU payout levels for the last three years.

PSU awards	Vested as a % of target	Paid out (in shares or cash) after deducting withholding taxes

2022	81.7%	March 2025

2021	80.8%	March 2024

2020	86.1%	March 2023

2021 RSU payouts

The 2021 RSU awards vested on March 1, 2024 based on our share price at the time of vesting.

The table below shows the calculation of the payout, which includes the initial number of RSUs granted in 2021, plus the dividend equivalents earned on those units over the three-year period. Payouts were made to each named executive on March 1, 2024 based on $57.3191, the actual average purchase price of our common shares purchased on the TSX on that date on behalf of the named executives.

	2021 RSU award plus dividend equivalents (# of units1)		(Actual average purchase price)		Total value of 2021 RSU payout
Name

Tim Gitzel	78,240				$4,484,645

Grant Isaac	29,611				$1,697,283

Brian Reilly	22,852	x	$57.3191	=	$1,309,829

Sean Quinn	18,513				$1,061,063

Heidi Shockey	5,538				$317,482

Alice Wong	19,169				$1,098,752

1.	Number of units rounded to the nearest whole number. Actual payouts are calculated using the precise fractional number.

2025 MANAGEMENT PROXY CIRCULAR 97

CEO compensation summary

Tim Gitzel, President and CEO (since June 2011)

Tim Gitzel is responsible for Cameco’s overall leadership, vision and strategic direction and has overall responsibility for operating our business while managing risk to create long-term sustainable value.

The CEO does an exemplary job of leading the company through a time of continued extraordinary volatility and uncertainty.

2024 Key results

•  Maintained a strong balance sheet – generated $905 million in cash from operations and successfully refinanced $500 million in unsecured debentures (maturing in 2024), and achieved a coupon rate that reflected a credit rating higher than currently assessed by our ratings agencies

•  Increased adjusted EBITDA by 73% as a result of improving performance in our uranium segment due to the return to our tier-one production level, as well as the contribution from our share of Westinghouse’s full-year adjusted EBITDA, which was $483 million for 2024

•  Prioritized repayment of US$400 million on the US$600 million term loan used to finance the acquisition of Westinghouse, reducing total debt to $1.3 billion

•  Achieved record production of 20.3 million pounds (100% basis) at McArthur River/Key Lake as a result of decisions to invest counter cyclically in automation, digitization and optimization

•  Led the ongoing disciplined approach to Cameco’s long-term contracting activity:
the portfolio now includes about 220 million pounds of U308 in our uranium segment and about 85 million kgU as UF6 in our fuel services segment

•  Maintained strong governance oversight of Westinghouse as the strategic partner, thereby extending our reach in the nuclear fuel cycle

•  Cameco was named #14 on the TSX30 2024, an annual ranking of the top performing stocks by the Toronto Stock Exchange (TSX)

•  Leads the company in a manner that retains trust and credibility with our investors, employees, and key stakeholders – Tim is increasingly called upon by governments, industry and business to share his nuclear expertise and has been at the table as geopolitical events continued to unfold in 2024, to influence decisions and build and maintain relationships that affect Cameco and the industry

•  Awards and recognition: Business Leader of the Year (Saskatchewan Chamber of Commerce), Northern Miner Person of the Year, 2024 ASQ Juran Medal (American Society for Quality), 2024 Saskatchewan Polytechnic Honorary Degree

CEO compensation

•  Tim’s target STI award for 2024 was 130% of his base salary and based 80% on corporate performance and 20% on individual performance. Our corporate performance score of 139% of target, combined with Tim’s strong individual performance, resulted in an annual cash bonus that amounted to 184% of his base salary. (As disclosed in our 2024 management proxy circular, the board increased the target STI compensation for the CEO from 125% to 130% of base salary to recognize Tim’s experience and consistently strong performance.).

•  Tim received an LTI award valued at 370% of his 2024 base salary.

•  Both incentive awards are at-risk compensation – the ultimate value of the long-term incentive award is based on performance and share price when the units vest at the end of three years.

98 CAMECO CORPORATION

Compensation (as at December 31)	Three-year average	2024	2023	2022

Fixed

Base salary	$1,143,700	$1,169,200	$1,169,200	$1,092,700

At-risk compensation
Short-term incentive	$1,868,000	$2,146,000	$1,738,000	$1,720,000
Long-term incentive
PSUs	$2,528,126	$2,596,000	$2,596,080	$2,392,298
RSUs	$1,685,458	$1,729,750	$1,730,720	$1,595,904
Total direct compensation	$7,225,284	$7,640,950	$7,234,000	$6,800,902

CEO realized and realizable pay

A significant portion of CEO compensation consists of long-term incentives which are designed to focus the CEO on Cameco’s long-term success. These incentive awards are directly affected by the performance of Cameco shares, among other things. As president and CEO, 62% of Tim’s target compensation is equity-based long-term incentives which is at-risk on a deferred basis.

The table below provides a five-year lookback at the CEO’s total direct compensation. It shows the impact of the at-risk portion of the CEO’s compensation in terms of realized and realizable pay at December 31, 2024, compared to the return a shareholder would receive over the same period as shown in the table. The analysis compares the performance of $100 of CEO compensation over the specified period to the return of $100 invested in Cameco common shares at the start of the specified period, including reinvestment of dividends. The chart illustrates the impact of a pay mix that includes fixed and variable pay and cash and equity-based components, and our strong track record of aligning CEO pay to Cameco’s performance.

				Current value (realized pay + realizable pay	)		Value of $100
	Total direct compensation	Realized pay[1]	Realizable pay[2]			Performance period	CEO	Shareholder
2020	$ 6,227,185	$ 13,935,006	$ 0	$13,935,006		Jan 1, 2020 to Dec 31, 2024	$224	$ 650
2021	$ 6,347,083	$ 12,396,157	$ 0	$12,396,157		Jan 1, 2021 to Dec 31, 2024	$195	$ 438
2022	$ 6,800,902	$ 6,676,992	$ 3,814,347	$10,491,339		Jan 1, 2022 to Dec 31, 2024	$154	$ 270
2023	$ 7,234,000	$ 2,907,200	$ 8,607,411	$11,514,611		Jan 1, 2023 to Dec 31, 2024	$159	$ 242
2024	$ 7,640,950	$ 3,315,200	$ 5,824,699	$9,139,899		Jan 1, 2024 to Dec 31, 2024	$120	$ 130
Average	$ 6,850,024	$ 7,846,111	$ 3,649,291	$11,495,402

1.	Includes salary, short-term incentive payout, PSU and RSU payouts, if any, and value realized from exercised stock options, if any.

2.

Includes realizable value of stock options that are in-the-money and, where applicable, the market value at year end of unvested PSUs (assuming PSUs vest at target) and unvested RSUs, including earned dividend equivalents.

Share ownership

Tim exceeds his share ownership requirement. As president and CEO, he is required to own 5x his base salary in Cameco shares to align with shareholder interests. The table below shows Tim’s share ownership as of December 31, 2024. The market value is more than 45x his base salary. Tim directly owns Cameco shares equal in value to more than 5x his total direct compensation for 2024 (comprised of all elements from the summary compensation table except the pension value and all other compensation) of $7,640,950. As well, the value of Tim’s Cameco shares is more than 33x his base salary, including an increase in value of his share ownership of almost $5.3 million in 2024.

Base	Multiple	Target value of share	Cameco shares		PSUs and RSUs		Market value of share ownership (shares, RSUs and
salary	required	ownership	Number held	Value	Number held	Value	PSUs)

$1,169,200	5x	$5,846,000	532,211	$39,335,715	188,289	$13,916,440	$53,252,155

See Share ownership requirements on page 79 for more information about share ownership.

2025 MANAGEMENT PROXY CIRCULAR 99

2025 Compensation decisions

Compensation comparator group

As discussed on pages 76 and 77, in 2024 the human resources and compensation committee undertook a comprehensive review of the compensation comparator group and made a number of changes that better reflect the industrial integration and degree of complexity of our business. See page 78 for information about benchmarking and the new compensation comparator group for 2025.

Base salary

After careful consideration of external market projections and pressures and a comparison of Cameco’s base salaries to those of our compensation comparator group, the board approved base salary increases in 2025 ranging from 5 to 9% for the executives to maintain salary levels that are competitive with the market median.

Short-term incentive (STI)

The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success. The plan will continue to emphasize strong financial performance with 50% of the STI based on achievement of financial results and 50% based on achievement of sustainability targets, all of which support our four measures of success.

The weightings for the four measures of success will remain the same.

Long-term incentive (LTI)

LTI awards granted to executives in early 2025 were benchmarked around the median of the new comparator group and calculated as a percentage of base salary (see page 85 for details by position). The target LTI award for the CEO was increased from 370% to 470% of base salary in 2025 to align Tim’s compensation with the market (using the updated compensation comparator group discussed below) to reflect his strong performance during his long CEO tenure, and to recognize the material increase in the scope of his responsibilities following the acquisition of Westinghouse.

2025 LTI awards consisted of 60% PSUs and 40% RSUs and were granted to the named executives on March 3, 2025. As discussed on page 87, the PSU measures for the 2025 awards have been revised and are centered on the three principles that support our strategy and are key to building long-term value. The 2025 PSU awards will vest at the end of a three-year period based on performance against the following measures:

●	our average realized uranium price relative to industry benchmarks (35%)

●	our three-year cumulative actual production compared to cumulative budgeted production for the same period (35%)

●	adjusted EBITDA compound annual growth rate (CAGR) over the next three years compared to budgeted adjusted EBITDA CAGR over the same period (30%).

Payouts on each measure will continue to range from 0 to 200%, consistent with market practice.

RSUs continue to vest at the end of a three-year period.

Name	PSUs (60%)			RSUs (40%)

	Number granted[1]	Grant value[2]	Performance period end date	Number granted	Grant value[2]	Vesting date

Tim Gitzel	56,450	$3,595,865	12/31/2027	37,650	$2,398,305	03/03/2028

Grant Isaac	20,050	$1,277,185	12/31/2027	13,400	$853,580	03/03/2028

Brian Reilly	12,750	$812,175	12/31/2027	8,500	$541,450	03/03/2028

Sean Quinn	10,350	$659,295	12/31/2027	6,900	$439,530	03/03/2028

Heidi Shockey	8,500	$541,450	12/31/2027	5,650	$359,905	03/02/2028

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted
The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $63.70, the closing price of Cameco shares on the TSX on the trading day immediately before the award.

Complete details will be provided in our 2026 management proxy circular.

100 CAMECO CORPORATION

2024 Compensation details

Summary compensation table

The table below shows the compensation awarded to the named executives for the 2024, 2023 and 2022 fiscal years ending December 31.

Name and principal position	Year	Salary[1]	Share-based awards[2]	Annual incentive plans[3]	Pension Value[4]	All other compensation[5]	Total compensation

Tim Gitzel President and Chief Executive Officer	2024 2023 2022	$1,169,200 $1,169,200 $1,092,700	$4,325,750 $4,326,800 $3,988,202	$2,146,000 $1,738,000 $1,720,000	$284,300 $740,000 $589,900	– – –	$7,925,250 $7,974,000 $7,390,802

Grant Isaac Executive Vice-President and Chief Financial Officer (Executive Vice President as of February 1, 2023)	2024 2023 2022	$724,500 $700,000 $604,000	$2,290,750 $1,924,680 $1,510,187	$1,023,000 $832,000 $634,000	$323,800 $670,800 $339,900	– – –	$4,362,050 $4,127,480 $3,088,087

Brian Reilly Senior Vice-President and Chief Operating Officer	2024 2023 2022	$573,100 $553,700 $517,500	$1,289,750 $1,245,820 $1,164,200	$602,000 $489,000 $505,000	$296,800 $349,100 $303,300	– – –	$2,761,650 $2,637,620 $2,490,000

Sean Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary	2024 2023 2022	$523,100 $505,400 $472,300	$1,347,500 $1,010,830 $944,451	$550,000 $449,000 $403,000	$240,900 $397,400 $241,600	– – –	$2,661,500 $2,362,630 $2,061,351

Heidi Shockey Senior Vice-President and Deputy Chief Financial Officer	2024 2023 2022	$414,000 $400,000 $297,220	$827,750 $800,085 $282,400	$377,000 $306,000 $181,600	$187,200 $1,595,900 $88,700	– – –	$1,805,950 $3,101,985 $849,920

Alice Wong former Senior Vice-President and Chief Corporate Officer (retired in 2024)	2024 2023 2022	$436,100 $522,500 $488,300	$1,080,750 $1,044,400 $977,180	$307,810 $464,000 $415,000	$178,300 $437,900 $241,600	– – –	$2,002,960 $2,468,800 $2,122,080

1.	Base salary
Each amount reflects actual pay for the year. The CEO did not receive a salary increase in 2024.

2.	Share-based awards

The amounts reflect the grant date value of both the number of PSUs and RSUs awarded with 60% allocated to PSUs and 40% allocated to RSUs. The number of PSUs that the named executives will actually earn can vary from 0 to 200% of the PSUs granted in 2024 and 2023 (plus dividend equivalents earned) (0 to 150% for PSU awards granted prior to 2023), depending on performance).

Grant Isaac and Sean Quinn each received additional 2024 PSUs with a grant value of $300,000 to recognize their significant leadership role in Cameco’s acquisition of the 49% interest in Westinghouse.

PSUs	March 1, 2024	March 1, 2023	March 1, 2022

Tim Gitzel Grant Isaac Brian Reilly Sean Quinn Heidi Shockey Alice Wong	47,200 25,000 14,050 14,700 9,050 11,800	69,600 30,950 20,050 16,250 12,850 16,800	76,750 29,050 22,400 18,200 5,440 18,800

Grant value	$55.00	$37.30	$31.17

For purposes of financial statement disclosure, the grant date value and the fair value of the 2024 PSUs awards are aligned at $55.00 per unit. The fair value of 2023 and 2022 PSUs was $37.30 and $31.17 per unit, respectively. The number of PSUs expected to vest for performance has been incorporated in the financial statement fair value by reviewing prior history and corporate budgets. The valuation included an estimate of forfeitures of 9% for 2024, 2023 and 2022. The total fair value of the PSUs is amortized into income over their three-year vesting period.

We have awarded the following RSUs to the named executives.

RSUs	March 1, 2024	March 1, 2023	March 1, 2022

Tim Gitzel Grant Isaac Brian Reilly Sean Quinn Heidi Shockey Alice Wong	31,450 16,650 9,400 9,800 6,000 7,850	46,400 20,650 13,350 10,850 8,600 11,200	51,200 19,400 14,950 12,100 3,620 12,550

Grant date value (per unit)	$55.00	$37.30	$31.17

For purposes of financial statement disclosure, the grant date value and the fair value of the 2024 RSU awards are aligned at $55.00 per unit. The fair value of the 2023 and 2022 RSUs are $37.30 and $31.17 per unit, respectively.

3.	Annual incentive plans
These amounts were earned in the fiscal year shown.

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4.	Pension value

Amounts for the named executives include company contributions under the registered defined contribution pension plan as applicable, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. As Alice Wong retired in 2024 and received a lump sum retirement payment, her 2024 pension value is zero. The amount for each named executive is the Compensatory change reported in the table for Executive pension value disclosure on page 106.

5.	All other compensation

Each named executive is entitled to benefits and perquisites which are valued at the cost to Cameco and include commissions on the purchase of shares applicable to payouts in shares under the LTI program, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan, and a vehicle allowance. For each named executive, these perquisites are small benefits that totaled less than $50,000 and less than 10% of their annual salary. Therefore, no amount is reflected under All other compensation.

We have not granted option awards in the last five years.

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2024.

		Option-based awards				Share-based awards

Name	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in- the-money options	Number of shares or units of shares that have not vested[1]	Market or payout value of share-based awards that have not vested[2]	Market or payout value of vested share-based awards not paid out or distributed
Tim Gitzel	03/01/2019	200,000	$15.27	02/28/2027	$11,728,000
	03/01/2022	–	–	–		51,608	3,814,347	$3,864,292
	03/01/2023	–	–	–		116,458	3,442,950
	03/01/2024	–	–	–		78,808	2,329,126
Total		200,000			$11,728,000	246,874	$8,586,423	$3,864,292
Grant Isaac	03/01/2022	–	–	–		19,554	1,445,236	$1,462,668
	03/01/2023	–	–	–		51,804	1,532,302
	03/01/2024	–	–	–		41,733	1,233,041
Total		0			$0	113,091	$4,201,579	$1,462,668
Brian Reilly	03/01/2019	14,063	$15.27	02/28/2027	$824,654
	03/01/2022	–	–	–		15,069	1,113,750	$1,127,869
	03/01/2023	–	–	–		33,532	990,616
	03/01/2024	–	–	–		23,497	696,158
Total		14,063			$824,654	72,098	$2,800,524	$1,127,869
Sean Quinn	03/01/2022	–	–	–		12,196	901,406	$916,359
	03/01/2023	–	–	–		27,207	805,102
	03/01/2024	–	–	–		24,550	725,796
Total		0			$0	63,953	$2,432,304	$916,359
Heidi Shockey	03/01/2018	10,030	$11.32	02/28/2026	$627,778
	03/01/2019	19,460	$15.27	02/28/2027	$1,141,134
	03/01/2022					3,649	269,698	$273,906
	03/01/2023					21,535	638,139
	03/01/2024					15,080	444,347
Total		29,490			$1,768,912	40,264	$1,352,184	$273,906
Alice Wong	03/01/2022	–	–	–		12,650	934,962	$946,610
	03/01/2023	–	–	–		28,110	831,044
	03/01/2024	–	–	–		19,690	581,376
Total		0			$0	60,450	$2,347,382	$946,610

1.	Units are rounded to the nearest whole number. Market values in the adjacent column are calculated using the precise fractional number.
2.

The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The RSU awards are not subject to performance conditions, so they are valued at $73.91, the closing price of Cameco shares on the TSX on December 31, 2024.

102 CAMECO CORPORATION

The next table shows:

●	Share-based awards – Value vested during the year are the RSUs that vested and were paid out in 2024 and the PSUs that vested in 2024 and were paid out in 2025

●	Non-equity incentive plan compensation – Value earned during the year is the STI award earned in 2024.

Name	Share-based awards – Value vested during the year[1]	Non-equity incentive plan compensation – Value earned during the year[2]

Tim Gitzel	$8,348,937	$2,146,000

Grant Isaac	$3,159,951	$1,023,000

Brian Reilly	$2,437,698	$602,000

Sean Quinn	$1,977,422	$550,000

Heidi Shockey	$591,388	$377,000

Alice Wong	$2,045,362	$307,810

1.	Share-based awards

The amounts include the 2022 PSU payout and the 2021 RSU payout both of which vested in 2024. The PSUs that were granted in 2022, vested at December 31, 2024 and paid out to the named executives on March 3, 2025 at $61.1398 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The RSUs that were granted in 2021 vested on March 1, 2024 and paid out to the named executives on March 2, 2024 based on $57.3191 (the actual average purchase price of our shares purchased on the TSX on behalf of the named executives on that date).

The compensation value we previously disclosed for these LTI awards was based on the target number of PSUs and RSUs multiplied by the share value on the grant date. The named executives realized 160% of the grant date value of the PSUs that were granted as part of their total compensation for 2022 and 287% of the grant date value of the RSUs that were granted as part of their total compensation for 2021.

2.	Non-equity incentive plan compensation
Represents the STI bonuses for 2024.

Options exercised and value realized during the year

The table below shows the number of stock options exercised in 2024 by each named executive and the total value realized when the options were exercised.

Name	Total stock options exercised	Total value realized

Tim Gitzel	539,900	$28,882,370

Grant Isaac	104,100	$5,879,408

Brian Reilly	42,187	$2,484,997

Sean Quinn	186,100	$10,377,533

Heidi Shockey	20,000	$1,251,918

Alice Wong	67,300	$3,259,617

Tim Gitzel used net proceeds from his stock option exercise to purchase 71,418 Cameco shares, increasing the value of his share ownership at year-end by approximately $5,278,500, based on a share price of $73.91, the year-end closing price of a Cameco common share on the TSX.

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2024)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column a) (c)

Equity compensation plans approved by security holders	259,958	$15.05	9,424,850

Equity compensation plans not approved by security holders	–	–	–

Total	259,958	$15.05	9,424,850

Of the 259,958 options outstanding at December 31, 2024, all were exercisable. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (9.9%

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of our total and outstanding common shares as of March 10, 2025). We stopped granting stock option awards in 2020 (see Appendix C).

Burn rate

The table below shows our burn rate of 0% for each of the last three years calculated in accordance with TSX listing rules based on the weighted average number of shares outstanding in each year.

As of December 31	2024	2023	2022

Number of options issued	–	–	–

Weighted average number of shares outstanding	434,870,473	433,382,879	405,494,353

Burn rate	0.00%	0.00%	0.00%

Additional plan details

At the time of any stock option grants, the exercise price of an option is fixed as the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control starting on page 107 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without their consent, except as described in the plan. No changes were made to the stock option plan in 2024. Information about changes to the stock option plan that must be approved by shareholders are set out in Appendix C.

The board can change, suspend or terminate the stock option plan, subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

The next two tables provide additional details about the stock option plan at the end of 2024 and as of March 10, 2025.

As of December 31, 2024

Number of options available for issue under the option plan and other compensation arrangements	259,958

Number of options issued in 2024 under the option plan and other compensation arrangements	–

	As of December 31, 2024	As of March 10, 2025

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	259,958 (0.06%)	259,958 (0.06%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	9,424,850 (2.17%)	9,424,850 (2.17%)

Total dilution rate	2.23%	2.23%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)		31,460,418

Increase in the reserve (June 12, 2006)		11,556,780

Total shares issued under the plan (as at business open on March 10, 2025)		33,332,390

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 10, 2025)		7.66%

Total shares issued and outstanding (as at the opening of business on March 10, 2025)		435,312,083

104 CAMECO CORPORATION

Pension benefits

Defined contribution plan

All regular, full-time and part-time employees (including the named executives) participate in our registered defined contribution plan as of December 31, 2024.

Under the Income Tax Act (Canada), the plan had a contribution limit of $32,490 in 2024. This works out to a threshold salary of approximately $249,900, based on the contribution rate of 13% which has been the rate since April 1, 2019.

Supplemental executive pension program

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 21 active members as at December 31, 2024, 17 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary and, unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $44,100,000 ($29,700,000 for the named executives) as of December 31, 2024. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2024 was $44,000,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination of employment, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, the named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the earliest unreduced retirement age (age 60 with at least 20 years of continuous employment or age 65, whichever is earlier).

2025 MANAGEMENT PROXY CIRCULAR 105

Executive pension value disclosure

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

Name	Number of years of credited service	Annual benefits payable[1]		Pension obligation at start of year[2,3]	Compensatory change[3]	Non-compensatory change[4]	Pension obligation at year end[5]
		At year end	At age 65

Tim Gitzel	17.98	$616,900	$695,800	$9,313,400	$284,300	$365,200	$9,962,900

Grant Isaac	15.47	$313,800	$557,200	$4,449,600	$323,800	$146,000	$4,919,400

Brian Reilly	14.00	$230,200	$261,400	$3,397,100	$296,800	$107,300	$3,801,200

Sean Quinn	31.25	$443,500	$448,000	$6,898,400	$240,900	$63,200	$7,202,500

Heidi Shockey	19.29	$214,400	$325,500	$3,156,500	$187,200	$186,400	$3,530,100

Alice Wong	37.69	$0	$0	$8,200,400	$178,300	$(8,378,700)	$0

1.	Annual benefits payable

The value of the annual benefits accrued for all named executives reflects benefits under the supplemental executive pension program, and do not take into account any early retirement reductions or vesting requirements.

The amounts under At age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and At age 65 are based on final average earnings as at December 31, 2024. As Alice Wong retired and received a lump sum retirement benefit, there are no pension benefits at December 31, 2024.

2.	Pension obligation at start of year is based on December 31, 2023 accounting assumptions.

3.

Pension obligation at start of year and the Compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●

a retirement age of 63, or one year later if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2023, as reported in our financial statements

●	salary increases of 3.0% each year
●	a discount rate of 4.6% and a lump sum conversion rate of 3.85% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

See note 25 to our audited 2024 financial statements (in our 2024 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2024 to December 31, 2024 for our registered defined contribution pension plan and supplemental executive pension program. The compensatory change for Alice Wong is the value of the projected pension earned in 2024 to her retirement date.

4.

Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year. The amount for Alice Wong includes the lump sum value paid in 2024.

5.

Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2024 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2024 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●

a retirement age of 63, or one year later if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2024, as reported in our financial statements

●	salary increases of 3.0% each year
●	a discount rate of 4.7% and a lump sum conversion rate of 3.95% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

The pension amounts for all the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 10, 2025, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

106 CAMECO CORPORATION

Termination and change of control

We have employment agreements with the named executives. They are for an indefinite period and provide for:

●	a base salary

●	participation in the short-term incentive plan

●	participation in the long-term incentive plans

●	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

●	use or disclose specialized knowledge, contracts and connections obtained while at Cameco

●	compete against us in any way for 12 months after leaving the organization

●	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 109 shows the incremental compensation that would be paid to the named executives if their employment had been terminated without cause on December 31, 2024, including following a change of control. If Tim Gitzel, Brian Reilly, Sean Quinn or Heidi Shockey had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives are entitled to any single trigger change of control benefits.

CEO

Tim Gitzel’s employment agreement provides for:

●	a requirement to hold Cameco shares, RSUs and PSUs in accordance with Cameco’s share ownership guidelines

●	a notice period for the lesser of two years or until the age of 65, if he is terminated without cause

●	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)

●	a requirement to give a minimum notice of six months for resignation or retirement

●	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

Other named executives

The employment agreements for the other named executives provide for:

●	a requirement to hold Cameco shares, RSUs and PSUs by December 31 of the fifth year in their current positions, in accordance with Cameco’s share ownership guidelines

●	a notice period for the lesser of 18 months or until the age of 65, if they are terminated without cause

●	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)

●	a requirement to give a minimum notice of three months for resignation or retirement

●	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

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The table below is a summary of the compensation that would be paid to the named executives if their employment is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

Type of termination	Severance	STI bonus	Options	PSUs	RSUs	Benefits	Pension

Retirement[1]	• none	• target bonus for current year is pro-rated to date of retirement	• must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of each performance year • PSUs will continue to vest post-retirement	• all RSUs will continue to vest post-retirement	• reduced health and dental benefits are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months’ notice, except for CEO who must give six months’ notice • if we waive the notice, we must pay their base salary for the three- or six-month notice period	• none	• must be exercised within 90 days or the original term, whichever is earlier	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary and target bonus for the notice period	• none, unless committee exercises discretion	• must be exercised within the notice period or by the original expiry date, whichever is earlier	• performance is measured to the end of the year of termination • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause	• same as for termination without cause	• all PSUs vest and are paid at target within 30 days	• all RSUs vest immediately and are payable in cash within 30 days	• same as for termination without cause	• same as for termination without cause

Termination with cause	• none	• all entitlement to the bonus is lost	• must be exercised within 30 days	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Death and disability[5]	• none	• target bonus pro-rated to date of death or disability	• must be exercised within three years or original term, whichever is earlier	• performance is measured to end of year of death or disability • remaining awards will vest following date of death or disability and be paid at target	• all RSUs will vest as of March following date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary for death

1.	Retirement

If the executive is at least age 55 with 5 years of service and had provided 6 months written notice of retirement, the executive would be eligible for continued vesting of PSUs and RSUs and a pro-rated target bonus. PSUs and RSUs will be paid in cash upon vesting, and the PSU payout will be based on the actual performance for each award.

Additionally, if the executive had at least 15 years of service, the executive would be eligible for combined health and dental coverage up to $4,000 per year, plus a lump sum payment at date of retirement of $20,000 in lieu of life insurance. Alternatively, the executive could elect to take a total lump sum payment of $95,000 for the purchase of an individual plan.

2.	Resignation

Tim Gitzel, Brian Reilly, Sean Quinn and Heidi Shockey are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply. Retirement provisions will continue to apply, as set out in note 3.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as a transaction resulting in any person, corporation or entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets,

108 CAMECO CORPORATION

dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

5.	Death and disability

In the event the executive’s death or if an executive ceases employment due to disability, all PSUs and RSUs will become vested following death; the payout of the oldest PSUs outstanding will be based on the actual performance for that award and the remaining PSUs will be paid out at target.

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated without cause on December 31, 2024, including following a change of control. No incremental amounts are payable if a named executive retires, resigns, dies, becomes disabled, or is terminated with cause.

Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 above. Alice Wong is not included in the table because she retired from her role as senior vice-resident and chief corporate officer in June 2024. She assisted with transition and other projects up to October 2024, following which time she received a pro-rated STI award of $307,810. Because she met the relevant criteria at the time of her retirement, her share-based awards will continue to vest.

Name	Compensation element	Estimated incremental payment at December 31, 2024[1]
		Termination without cause[2]	Termination without cause with a change of control[3]

Tim Gitzel	Cash	$5,378,320	$5,378,320
	Deferred compensation vesting	–	$18,246,457
	Benefits	$38,400	$38,400

	Total incremental amount	$5,416,720	$23,663,177
	Annual pension increment	$1,064,900	$1,064,900

Grant Isaac	Cash	$2,173,500	$2,173,500
	Deferred compensation vesting	–	$8,358,556
	Benefits	$28,900	$28,900

	Total incremental amount	$2,202,400	$10,560,956
	Annual pension increment	$454,900	$454,900

Brian Reilly	Cash	$1,504,388	$1,504,388
	Deferred compensation vesting	–	$5,328,763
	Benefits	$25,400	$25,400

	Total incremental amount	$1,529,788	$6,858,551
	Annual pension increment	$431,000	$431,000

Sean Quinn	Cash	$1,373,138	$1,373,138
	Deferred compensation vesting	–	$4,726,766
	Benefits	$27,400	$27,400

	Total incremental amount	$1,400,538	$6,127,304
	Annual pension increment	$305,900	$305,900

Heidi Shockey	Cash	$1,024,650	$1,024,650
	Deferred compensation vesting	–	$2,975,912
	Benefits	$25,400	$25,400

	Total incremental amount	$1,050,050	$4,025,962
	Annual pension increment	$263,700	$263,700

1.

The table below shows the commuted values for resignation (retirement in the case of Tim Gitzel, Brian Reilly, Sean Quinn and Heidi Shockey). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, effective April 2009, and assumed:

•	100% vesting
•	pension begins at the executive’s age or age 55, whichever is later
•	no salary increase after December 31, 2024
•	a discount rate of 4.1% each of the next 10 years and 4.4% each year thereafter for Canadian and US liabilities
•	benefits are pre-tax.

2025 MANAGEMENT PROXY CIRCULAR 109

Commuted value	For retirement	On December 31, 2024

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation and include entitlements from the defined contribution retirement program and the supplemental executive pension program. The methods we use may not be exactly the same as those used by other companies, so our figures may not be directly comparable with those of other companies.

	Tim Gitzel Brian Reilly Sean Quinn Heidi Shockey	$9,634,200 $3,566,100 $7,120,900 $2,939,100
	For resignation
	Grant Isaac	$3,951,000

2.	Termination without cause

Amounts shown as Cash represent entitlements to cash payments in lieu of notice. The cash payment for the CEO (Tim Gitzel) is equal to two times the sum of his annual salary and target annual cash bonus. The cash payment for the other named executives is equal to one and one-half times the sum of their annual salary and target annual cash bonus.

There is no Deferred compensation vesting. For all named executives, unvested PSU and RSU awards are pro-rated to completed months of service in the performance period and pay out over the normal schedule so there is no incremental benefit. Options expire at the end of the severance period.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period, based on historical costs and trends and calculated using a discount rate of 4.7% at December 31, 2024. Additionally, at the discretion of the CEO, retiring members may be eligible for post-retirement benefits, including health, dental, accidental death and dismemberment, and life insurance as they are at least 57 years of age and have more than 10 years of service.

The following indicates the incremental values for the employees who currently meet these criteria:
Brian Reilly $77,900
Sean Quinn $29,000

Amounts shown as Annual pension increment are equal to the value of benefits to be credited according to the notice period for each named executive and calculated using the December 31, 2024 accounting assumptions (same as the key assumptions set out in note 3 on page 106).

3.	Termination without cause with a change of control
Amounts shown as Cash represent entitlement to cash payments in lieu of notice as indicated in note 2 above.

Amounts shown as Deferred compensation vesting include an amount for unvested PSUs and RSUs. The incremental benefit for PSUs and RSUs represents all outstanding PSUs and RSUs that would vest immediately at target and be paid out in the first quarter of 2024. The calculation of the PSUs and RSUs in this situation is based on a share price of $73.91, the year-end closing price of a Cameco common share on the TSX.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period as indicated in note 2 above.

Amounts shown as Annual pension increment is equal to the value of benefits to be credited according to the notice period as indicated in note 2 above.

110 CAMECO CORPORATION

Additional information

Caution about forward-looking information

This circular contains statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and US securities laws. We refer to them in this circular as forward-looking information. In particular, the Message from the Chair of the Board and the CEO, the Sustainability oversight section, the Message from the Chair of the Human Resources and Compensation Committee and the Market context section in this circular contain forward-looking information.

Key things to understand about the forward-looking information in this circular:

●	it typically includes words and phrases about the future, such as anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook

●	it represents our current views and can change significantly

●	it is based on a number of material assumptions, including those we have listed below, which may prove to be incorrect

●

actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our 2024 MD&A and AIF, which include discussions of other material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand our views of Cameco’s near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by Canadian or US securities laws.

Forward-looking statements may include, without limitation, statements regarding operations, business, performance, prospects, ongoing objectives, strategies and outlook for Cameco, including statements regarding: opportunities for growth and the drivers thereof; support for nuclear energy; the alignment of production with contract portfolio and market opportunities and the expected result therefrom; opportunities to improve operational effectiveness and safety performance and reduce environmental impact; the expected benefits of Cameco’s balance sheet strength; community initiatives and projects targets; outlook for nuclear power and electricity demand; Cameco’s vision of powering a secure energy future; the sustainment of a strong safety culture, prioritization of health and safety and support for and collaboration with the Indigenous community; development of a Scope 3 emissions profile; the belief of the role of nuclear in providing secure, safe, affordable, carbon-free baseload electricity and the results of such belief; growth opportunities regarding Westinghouse; Cameco’s targets relating to climate change, including its target of a 30% absolute reduction in its total Scope 1 and 2 GHG emissions level by 2030 from a 2015 baseline, the means by which Cameco plans to achieve such target and details regarding any other milestones; our ESG and sustainability commitments and plans; changes in compensation; and, statements regarding industry competition, the demand for and supply of uranium and conversion and enrichment services, related risks, and drivers of such demand and supply.

In addition to events beyond Cameco’s control, there are factors which could cause actual or future results, performance or achievements to differ materially from those expressed or inferred herein including, but not limited to: actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, geopolitical issues or the impact of a pandemic; we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation; our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms; our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency; changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies; that we may not realize the expected benefits from our investment in Westinghouse or any of our other joint venture investments; we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from a pandemic or other causes; necessary permits or approvals from government authorities cannot be obtained or maintained; we are affected by political risks, including developments in US foreign policy, global conflicts, sanctions or any potential future unrest in Kazakhstan; we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic), accident or a deterioration in political support for, or demand for, nuclear energy; a major accident at a nuclear power plant; we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which

2025 MANAGEMENT PROXY CIRCULAR 111

adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium; government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws, tariffs and sanctions, including changes in mining laws or regulations; our uranium suppliers or purchasers fail to fulfil their commitments; we may be unsuccessful in pursuing innovation or implementing advanced technologies, including the risk that the commercialization and deployment of SMRs or new enrichment technology may incur unanticipated delays or expenses, or ultimately prove to be unsuccessful; the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences; the risk that Westinghouse may be unsuccessful in respect of its new business; the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities; the risk that increased trade barriers may adversely impact our business, or the business of any of the joint ventures in which we have invested; the risk that Westinghouse may default under its credit facilities, impacting adversely Westinghouse’s ability to fund its ongoing operations and to make distributions; the risk that liabilities at Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities; the risk that there may be disputes between us and Brookfield regarding our strategic partnership, or disputes between us and any of our other joint venture partners; the risk that we may default under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse; and various other risk factors described in our fiscal 2024 Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2024 filed on SEDAR+ (www.sedarplus.com) under the heading “Material risks” and “Risks that can affect our business” in our Annual Information Form for the year ended December 31, 2024 which are incorporated by reference.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to: our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation and that counterparties to our sales and purchase agreements will honour their commitments; our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues and the demand for and supply of uranium; the continuing pursuit of carbon reduction strategies by governments and the role of nuclear in the pursuit of those strategies; our expectations regarding spot prices and realized prices for uranium; market conditions and other factors upon which we based our investment in Westinghouse and our related forecasts will be as expected; that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants; our ability to continue to supply our products and services in the expected quantities and at the expected times; our cost expectations, including production costs, operating costs, and capital costs; our expectations regarding tax payments, tax rates, tariffs, royalty rates, currency exchange rates and interest rates; our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable; our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable; our understanding of the geological, hydrological and other conditions at our uranium properties; our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals; the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts; Westinghouse’s ability to mitigate adverse consequences of delays in production and construction; the success of Westinghouse’s plans and strategies; the absence of new and adverse laws, government regulations, policies or decisions in any country where such developments would affect us, including with respect to changes in mining laws or regulations; that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks; Westinghouse’s ability to announce future financial results when expected; Westinghouse will comply with the covenants in its credit agreements; Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities; Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities; that known and unknown liabilities at Westinghouse will not materially exceed our estimates; the absence of disputes between us and Brookfield or any of our other joint venture partners regarding our strategic partnership or joint venture arrangements, and that we do not default under the governance agreement with Brookfield or any other joint venture agreement to which we are a party; in addition to the assumptions listed in our fiscal 2024 Management’s Discussion and Analysis and our Annual Information Form for the year ended December 31, 2024 under the heading “Material assumptions”, which are incorporated by reference. These assumptions are based on information currently available to Cameco, including information obtained from third-party sources. While Cameco believes that such third-party sources are reliable sources of information, Cameco has not independently verified the information or underlying assumptions.

Cameco hereby disclaims any responsibility or liability whatsoever in respect of any information obtained from third-party sources.

112 CAMECO CORPORATION

Appendix A

Interpretation

The following definitions are summaries only and are defined in their entirety in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and Cameco’s articles.

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.

if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.

if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

2025 MANAGEMENT PROXY CIRCULAR 113

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.

corporate governance including the relationship of the board to management and stakeholders, oversight of the corporate governance principles applicable to the corporation, and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board to effectively discharge its duties and responsibilities;

b.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

c.	strategic planning, approval of business plans, and monitoring corporate performance against those plans;

d.	oversight of management’s mitigation of the corporation’s material risks and oversight of the policies and processes to manage risks of the corporation;

e.

oversight of the corporation’s governance of sustainability matters and, while taking into account the views and recommendations of the applicable committees, approval of sustainability target setting and disclosure;

f.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

114 CAMECO CORPORATION

g.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

h.

oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

i.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

j.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

k.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

l.	approval of directors for appointment, nomination and election (as applicable), oversight of any potential conflicts of interest, and director independence determination;

m.	assessment of the effectiveness of the board and its committees;

n.	oversight of the program for orientation, mentorship and education of new directors and ongoing education for all directors;

o.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

p.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

q.	health, safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

r.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

s.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

t.	recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy in the office of the auditor;

u.	issuance of securities of the corporation;

v.	declaration of dividends and establishment of the dividend policy for the corporation;

w.

approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

x.	adoption, amendment or repeal of bylaws of the corporation;

y.	review and approval of material transactions not in the ordinary course of business; and

z.

other corporate decisions required to be made by the board, or as may be reserved by the board, to be made by itself, from time to time and not otherwise delegated to a committee of the board or to the management of the corporation.

2.

Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board may be delegated, from time to time, to committees of the board on such terms as the board may consider appropriate.

ORGANIZATIONAL MATTERS

3.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

4.	The board shall annually review and assess the adequacy of its mandate.

5.	The board shall participate in an annual performance evaluation.

6.	The board shall perform any other activities consistent with this mandate, the corporation’s governing laws, and regulations of stock exchanges, as the board deems necessary or appropriate.

2025 MANAGEMENT PROXY CIRCULAR 115

Appendix C

Stock option plan

We stopped granting stock options as part of executive compensation starting in 2020. Stock options were previously granted to vice-presidents and above to tie a portion of future compensation to the long-term performance of Cameco shares.

Outstanding stock options have an eight-year term, with one-third vesting each year starting on the first anniversary of the grant and give the holder the option to buy Cameco shares issued from treasury at the exercise price. The last tranche of outstanding stock option awards expires in 2027 (see page 102).

The stock option plan has a number of restrictions and the following kinds of changes must be approved by shareholders according to the terms of our stock option plan:

General

●

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

●	any change to extend the period after a trading blackout when options can be exercised

●	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

●	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

●

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the stock option plan

●

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

●	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

●	any change allowing options to be transferred other than by will or intestate succession.

Securities

●	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

●	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the stock option plan reserve.

116 CAMECO CORPORATION

USER GUIDE- VIRTUAL MEETING ··x·· LU M I To start This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest. Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form. To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Meeting Access meetings.lumiconnect.com /400-610-583-908 You will need the following information to log in: Meeting ID Password 1 400-610-583-908 cameco2025 Registered Shareholders The control number listed on your form of proxy. Appointed Proxy The control number or username provided by the transfer agent. Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above.

- )( LUMI To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting OI’IIC IIW... 69fllilf0111tN<lQN-fllthlt!W9f!lGw.itCh tN ili’Nift ...... kl’t«<. drlll>ef IKon WIIM lOll- 01’1• ....... dirY<t.H’Itoalhlbto«k.stbuaonwlw;tlfAM..IIIIthlbouoro>of K,_ P!HSpi’YIIIItlow!UIItii!Meeu’fYoumiiSlhM!...clio Gn)’OIM-<f ...:llhe1U’Hin”’””””’ed Oftc.fvct.ngiWIOf)tl’ll!d,lhe-il’lgtoM> .... OII IheN’rlgoKIOnbMMII’ot le’f!Ofboill-of10”Ktftl’1fhernoiUIIOnS..-.d tholcft ..... tllt’nbe Ah. you11011t.llnftYgeconlw...,.”””’•rec.....ci”’””II”PPNf’l’our .oteunbt by”””’Piydo<ltonglhtothet,._, tlpou•”’tot4fi«<)’OU’ IIOitPiwMP<n “CMw;fl” has started. QUUTIONS QunuomW11011!tubt’Nteda””1 dur””9lheMeeull9 loM.IibrnolMitathtlrlftW9””JIItl fypl’f”’IIII’--”II””””’”U..-boo•the tOIIoflhlt”’’ftW9”’9K’ft’IMdthenthtkthl--.dbunon DOCUMENTS Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end of the voting period by simply selecting another choice. Resolution 1 rOJ • Vottrec:eiftcl ....... Resolution 2 t•chOott townd “’ ......... Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. 0 0 0 0 0 .:. .. I I You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

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